File No. 812-14971

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 57(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”), GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 12(d)(3) AND 57(a)(1) AND (2) OF THE 1940 ACT AND UNDER SECTION 57(i) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

SIERRA INCOME CORPORATION, MEDLEY CAPITAL CORPORATION, MEDLEY MANAGEMENT INC., SIERRA MANAGEMENT, INC., MCC ADVISORS LLC, SOF ADVISORS LLC, STRF ADVISORS LLC, MEDLEY CAPITAL LLC, MOF II MANAGEMENT LLC, MOF III MANAGEMENT LLC, MEDLEY SMA ADVISORS LLC, MCOF MANAGEMENT LLC, AND MEDLEY (ASPECT) MANAGEMENT LLC

280 Park Avenue, 6th Floor East

New York, NY 10017

All Communications, Notices, and Orders to:

John Fredericks, Esq.

Medley Management Inc.

280 Park Avenue, 6th Floor East

New York, NY 10017

Copy to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street NW, Suite 700

Washington, D.C. 20001-3980

February 15, 2019

i

GLOSSARY OF DEFINED TERMS

Advisers Act	The Investment Advisers Act of 1940, as amended

BDC	A company that has elected, under Section 54 of the 1940 Act, to be regulated as a business development company

Code	The Internal Revenue Code of 1986, as amended

Combined Company	Sierra Income Corporation, following the Proposed Business Combination

Combined Company Board	The Combined Company’s board of directors

Consolidating Entities	Sierra, MCC, MDLY and Medley LLC

DGCL	Delaware General Corporation Law

DOJ	The Antitrust Division of the U.S. Department of Justice

Effective Time	The time at which the Proposed Business Combination is effected

Excluded MCC Shares	Shares of MCC Common Stock owned by MCC, Sierra, or any wholly-owned subsidiary of MCC or Sierra

FTC	U.S. Federal Trade Commission

GAAP	United States generally accepted accounting principles

HSR Act	Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

Independent Director	With respect to directors of MCC, Sierra and the Combined Company, a person who is not an interested person as defined under Section 2(a)(19) of the 1940 Act, and; for MDLY, a person who is neither an officer of, nor otherwise affiliated with, any of the other Consolidating Entities, other than through his or her directorship with MDLY, and; with respect to each of the Consolidating Entities, a person who does not own more than 5% of the shares of any other Consolidating Entity.

Management	The senior professionals of Medley LLC

MCC	Medley Capital Corporation, a publicly traded BDC

MCC Adverse Recommendation Change	Any action of the MCC Board or a committee thereof to (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the MCC Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of MCC shall have been commenced, a statement disclosing that the MCC Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any MCC Merger Competing Proposal

MCC Advisors	MCC Advisors LLC, the registered investment adviser to MCC

MCC Board	MCC’s board of directors

MCC Common Stock	MCC’s shares of common stock, par value $0.001 per share

MCC Investment Management Agreement	The Amended and Restated Investment Management Agreement by and between MCC and MCC Advisors, dated January 19, 2014

MCC Merger Agreement	The Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and Sierra

MCC Merger Competing Proposal	Any inquiry, proposal or offer made by any third party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the 1934 Act) of 20% or more of any class of equity securities of MCC or Sierra, as applicable, or (ii) any one or more assets or businesses of MCC or its subsidiaries or Sierra or its subsidiaries that constitute 20% or more of the revenues or assets of MCC and its subsidiaries, taken as a whole, or Sierra and its subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MCC or Sierra, in each case other than the MCC Merger and the other transactions to occur at the MCC Merger Closing in accordance with the MCC Merger Agreement

MCC Merger Superior Proposal

A bona fide written MCC Merger Competing Proposal (but with all references to “20%” in the definition of MCC Merger Competing Proposal being increased to “50%” to the extent relevant to the MCC Merger Competing Proposal in question) made by a third party that the MCC Board or the Sierra Board, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the MCC Merger Competing Proposal relative to the MCC Merger and such other factors as the MCC Board or Sierra Board, as applicable, considers to be appropriate, is more favorable to MCC Stockholders or Sierra Stockholders, as applicable, from a financial point of view than the MCC Merger and the other transactions contemplated by the MCC Merger Agreement (including any revisions to the terms of the MCC Merger Agreement committed to by Sierra or MCC, as applicable, to the other party in writing in response to such MCC Merger Competing Proposal made to Sierra or MCC, as applicable).

MCC Special Meeting	Special meeting of the MCC Stockholders

MCC Stockholder Approval	The affirmative vote of the holders of a majority of the outstanding shares of MCC common stock

MDLY	Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by Management

MDLY Adverse Recommendation Change	Any action taken by the MDLY Board or a committee thereof to (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the MDLY Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of MDLY shall have been commenced, a statement disclosing that the MDLY Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any MDLY Merger Competing Proposal

MDLY Board	MDLY’s board of directors

MDLY Common Stock	MDLY Class A Common Stock and MDLY Class B Common Stock, collectively

MDLY Incentive Plan	The Medley Management Inc. 2014 Omnibus Incentive Plan

MDLY Merger Agreement	The Agreement and Plan of Merger, dated as of August 9, 2018, by and among MDLY, Sierra, and Sierra Management, Inc.

MDLY Merger Competing Proposal

Any inquiry, proposal or offer made by any third party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the 1934 Act) of 20% or more of any class of equity securities of MDLY or Sierra, as applicable, or (ii) any one or more assets or businesses of MDLY or its subsidiaries or Sierra or its subsidiaries that constitute 20% or more of the revenues or assets of MDLY and its subsidiaries, taken as a whole, or Sierra and its subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MDLY or Sierra, in each case other than the MDLY Merger and the other transactions to occur at the MDLY Merger Closing in accordance with the MDLY Merger Agreement.

MDLY Merger Superior Proposal

A bona fide written MDLY Merger Competing Proposal (but with all references to “20%” in the definition of MDLY Merger Competing Proposal being increased to “50%” to the extent relevant to the MDLY Merger Competing Proposal in question) made by a third party that the MDLY Board or the MDLY Special Committee or the Sierra Board or Sierra Special Committee, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the MDLY Merger Competing Proposal relative to the MDLY Merger and such other factors as the MDLY Board (or MDLY Special Committee) or Sierra Board (or Sierra Special Committee), as applicable, considers to be appropriate, is more favorable to MDLY’s stockholders or Sierra Stockholders, as applicable, from a financial point of view than the MDLY Merger and the other transactions contemplated by the MDLY Merger Agreement (including any revisions to the terms of the MDLY Merger Agreement committed to by Sierra or MDLY, as applicable, to the other party in writing in response to such MDLY Merger Competing Proposal made to Sierra or MDLY, as applicable).

MDLY Record Date	The record date for determination of the MDLY Stockholders of record entitled to vote at the special meeting of MDLY Stockholders, which is the close of business on December 21, 2018

MDLY RSUs	The restricted stock units of MDLY outstanding and not previously forfeited under the MDLY Incentive Plan

MDLY Special Meeting	Special meeting of the MDLY Stockholders

MDLY Stockholder Approval	Approval of the holders of a majority of the voting power of the outstanding shares of MDLY Common Stock as of the MDLY Record Date

Medley Advisors	Collectively, the activities and operations of Medley Capital LLC, Medley LLC, Medley Management Inc., Medley Group LLC, and their respective affiliates

Medley LLC Unitholders	Unitholders of Medley LLC

MGCL	Maryland General Corporation Law

NYSE	The New York Stock Exchange

Proposed Business Combination	The proposed merger described herein between and among the Consolidating Entities

SBA	The Small Business Administration

SBIC Subsidiary	Medley SBIC, LP

SEC	The U.S. Securities and Exchange Commission

SIC Advisors	SIC Advisors LLC, the registered investment adviser to Sierra

Sierra	Sierra Income Corporation, a non-traded BDC, as existing prior to the Effective Time

v

Sierra Board	Sierra’s board of directors

Sierra Bylaws	The bylaws of Sierra

Sierra Charter	The Second Articles of Amendment and Restatement of Sierra

Sierra Incentive Plan	An incentive plan to be adopted by Sierra

Sierra Investment Advisory Agreement	The Amended and Restated Investment Advisory Agreement by and between Sierra and SIC Advisors, dated April 6, 2012

Sierra MCC Merger Adverse Recommendation Change	Any action taken by the Sierra Board or a committee thereof to (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the Sierra Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of Sierra shall have been commenced, a statement disclosing that Sierra Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any “MCC Merger Competing Proposal”

Sierra MDLY Merger Adverse Recommendation Change	Any action taken by the Sierra Board or a committee thereof to (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify, the Sierra Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of Sierra shall have been commenced, a statement disclosing that the Sierra Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any “MDLY Merger Competing Proposal”

Sierra Special Meeting	Special meeting of the Sierra Stockholders

Sierra Stockholder Approval	The affirmative vote of the holders of a majority of the outstanding shares of Sierra common stock

1933 Act	The Securities Act of 1933, as amended

1934 Act	The Securities Exchange Act of 1934, as amended

1940 Act	The Investment Company Act of 1940, as amended

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

SIERRA INCOME CORPORATION, MEDLEY CAPITAL CORPORATION, MEDLEY MANAGEMENT INC., SIERRA MANAGEMENT, INC., MCC ADVISORS LLC, SOF ADVISORS LLC, STRF ADVISORS LLC, MEDLEY CAPITAL LLC, MOF II MANAGEMENT LLC, MOF III MANAGEMENT LLC, MEDLEY SMA ADVISORS LLC, MCOF MANAGEMENT LLC, AND MEDLEY (ASPECT) MANAGEMENT LLC

280 Park Avenue, 6th Floor East

New York, NY 10017

File No. 812-14971

Investment Company Act of 1940

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 57(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”), GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 12(d)(3) AND 57(a)(1) AND (2) OF THE 1940 ACT AND UNDER SECTION 57(i) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

I.             INTRODUCTION

Sierra Income Corporation, Medley Capital Corporation, Medley Management Inc., Sierra Management, Inc., MCC Advisors, SOF Advisors LLC, STRF Advisors LLC, Medley Capital LLC, MOF II Management LLC, MOF III Management LLC, Medley SMA Advisors LLC, MCOF Management LLC, and Medley (Aspect) Management LLC (collectively, the “Applicants”) hereby apply for an exemptive order of the U.S. Securities and Exchange Commission (the “SEC”) under certain provisions of the 1940 Act. The order requested (the “Order”) would permit certain of the Applicants to engage in a series of transactions that would, in effect, restructure the Medley Advisors’ family of companies.

In summary, it is anticipated that MCC will merge with and into Sierra, with Sierra as the surviving company (the “Combined Company”) in the merger (the “MCC Merger”); and MDLY will merge with and into Sierra Management, Inc., a wholly-owned subsidiary of Sierra organized under the DGCL on August 7, 2018 (“Merger Sub”), with Merger Sub as the surviving company in the merger (the “MDLY Merger”). The transactions are collectively referred to as the “Proposed Business Combination.” As a result of the foregoing, the investment management function relating to the operation of Sierra, as the surviving company, will be effectively internalized. If the Proposed Business Combination is consummated, the Combined Company will wholly own Merger Sub, which will indirectly wholly own each of the Advisers (as defined below) (other than STRF Advisors LLC, which will be majority owned by Merger Sub), including MCC Advisors LLC, which will provide advisory services to the Combined Company. If either of the MCC Merger Agreement (as defined below) or the MDLY Merger Agreement (as defined below) between the applicable parties is terminated, the party initiating the termination may be obligated to pay the other party a termination fee.

The Applicants request relief, pursuant to Sections 6(c) and 57(c) of the 1940 Act, granting exemptions from the provisions of Sections 12(d)(3) and 57(a)(1) and (2) of the 1940 Act, and under Section 57(i) of the 1940 Act and Rule 17d-1 thereunder, to permit the consummation of the MCC Merger and the MDLY Merger, to permit the payment of certain termination fees if, under certain circumstances, the MCC Merger Agreement and the MDLY Merger Agreement are terminated, and to permit Sierra to acquire securities of registered investment advisers pursuant to the MCC Merger and the MDLY Merger which may otherwise be prohibited by Section 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. No exemptive relief previously granted is being consolidated in this application.

In connection with the Proposed Business Combination, Sierra has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of Sierra, MCC, and MDLY and, with respect to Sierra, constitutes a prospectus, dated December 21, 2018 (collectively, the “Sierra Joint Proxy Statement/Prospectus”), and MCC and MDLY filed with the SEC a Proxy Statement on Schedule 14A, dated December 21, 2018 (with respect to MCC, the “MCC Proxy Statement” and, with respect to MDLY, the “MDLY Proxy Statement”). The Sierra Joint Proxy Statement/Prospectus, the MCC Proxy Statement, and the MDLY Proxy Statement, as applicable, was first mailed or otherwise delivered to stockholders of Sierra, MCC, and MDLY on or about December 21, 2018. The special meeting of Sierra Stockholders (the “Sierra Special Meeting”) will take place on [        ], 2019 at [    ] [A.M./P.M.], Eastern Time, the special meeting of MCC Stockholders (the “MCC Special Meeting”) will take place on [        ], 2019 at [    ] [A.M./P.M.], Eastern Time, and the special meeting of MDLY Stockholders (the “MDLY Special Meeting”) will take place on [        ], 2019 at [    ] [A.M./P.M.], Eastern Time.

II.             GENERAL DESCRIPTION OF MEDLEY ADVISORS’ ENTITIES

A.	Sierra Income Corporation

Sierra was organized under the MGCL on June 13, 2011 and is an externally managed non-traded BDC that commenced operations through the initiation of a continuous public offering in April 2012. As of September 30, 2018, Sierra had total assets of approximately $1.1 billion and its net asset value (“NAV”) per share was $7.05. SIC Advisors, a wholly controlled subsidiary of MDLY, is the investment adviser to Sierra. Until its offering was terminated effective as of July 31, 2018, Sierra offered its shares of common stock (“Sierra Common Stock”) through SC Distributors, Inc., which, as the “wholesaler” for the offering of shares of Sierra Common Stock, entered into numerous selling agreements with broker dealers who sold shares of Sierra Common Stock directly to investors. The Sierra Board currently consists of five members, three of whom are not “interested persons” of Sierra within the meaning of Section 2(a)(19).

B.	Medley Capital Corporation

MCC, organized under the DGCL on January 20, 2011, is an externally managed BDC that commenced operations following the completion of its initial public offering (an “IPO”) in January 2011. As of September 30, 2018, MCC had total assets of approximately $742 million, NAV per share of $5.90, and its closing market price on the NYSE was $3.82. MCC Advisors, a wholly controlled subsidiary of MDLY, is the investment adviser to MCC. The MCC Board currently consists of seven members, four of whom are Independent Directors.

C.	Medley Management Inc.

MDLY was organized under the DGCL on June 13, 2014 and commenced operations on September 29, 2014 upon the completion of its initial public offering (“IPO”) of shares of Class A common stock, par value $0.01 per share (the “MDLY Class A Common Stock”). MDLY raised $100.4 million, net of underwriting discounts, through the issuance of 6,000,000 shares of MDLY Class A Common Stock at a public offering price of $18.00 per share. The offering proceeds were used to purchase 6,000,000 newly issued LLC Units from Medley LLC. Prior to the IPO, MDLY had not engaged in any business or other activities except in connection with its formation and IPO.

In connection with the IPO, MDLY issued 100 shares of Class B common stock, par value $0.01 per share (the “MDLY Class B Common Stock”) to Medley Group LLC (“Medley Group”), an entity wholly owned by the pre-IPO members of Medley LLC. For so long as the pre-IPO members and then-current Medley personnel hold at least 10% of the aggregate number of shares of MDLY Class A Common Stock and units of Medley LLC (“Medley LLC Units”) (excluding those Medley LLC Units held by MDLY) then outstanding, the MDLY Class B Common Stock entitles Medley Group to a number of votes that is equal to 10 times the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate (as defined in the Exchange Agreement (defined below)) which is currently one-for-one and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to 10 times the number of membership units held by such holder times the Exchange Rate.

In connection with the IPO, Medley LLC amended and restated its limited liability agreement to modify its capital structure by reclassifying the 23,333,333 interests held by the pre-IPO members into a single new class of units. The pre-IPO members also entered into an exchange agreement under which they (or certain permitted transferees thereof) have the right, subject to the terms of the exchange agreement, to exchange their Medley LLC Units for shares of MDLY Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In addition, pursuant to the amended and restated limited liability agreement, MDLY became the sole managing member of Medley LLC.

MDLY is a holding company and its sole material asset is a controlling equity interest in Medley LLC. MDLY operates and controls all of the business and affairs and consolidates the financial results of Medley LLC and its subsidiaries.

1 Unless otherwise noted, all section and rule references herein refer to the 1940 Act, and the rules and regulations thereunder, as applicable.

Medley Group LLC, an entity wholly-owned by the MDLY pre-IPO owners, holds all 100 issued and outstanding shares of MDLY Class B Common Stock. For so long as the MDLY pre-IPO owners and then-current Medley Advisors personnel hold at least 10% of the aggregate number of shares of MDLY Class A Common Stock and Medley LLC Units (excluding those Medley LLC Units held by MDLY), which MDLY refers to as the “Substantial Ownership Requirement,” the MDLY Class B Common Stock entitles Medley Group LLC, without regard to the number of shares of MDLY Class B Common Stock held by it, to a number of votes that is equal to 10 times the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to 10 times the number of Medley LLC Units held by such holder times the Exchange Rate. For purposes of calculating the Substantial Ownership Requirement, (1) shares of MDLY Class A Common Stock deliverable to the pre-IPO owners and then-current Medley Advisors personnel pursuant to outstanding equity awards will be deemed then outstanding and (2) shares of MDLY Class A Common Stock and Medley LLC Units held by any estate, trust, partnership or limited liability company or other similar entity of which any pre-IPO owner or then-current Medley Advisors personnel, or any immediate family member thereof, is a trustee, partner, member or similar party will be considered held by such pre-IPO owner or other then-current Medley Advisors personnel. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the MDLY Class B Common Stock will entitle Medley Group LLC, without regard to the number of shares of MDLY Class B Common Stock held by it, to a number of votes that is equal to the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to the number of Medley LLC Units held by such holder times the Exchange Rate. At the completion of the IPO, the pre-IPO owners of MDLY were comprised of all of the non-managing members of Medley LLC. However, Medley LLC may in the future admit additional non-managing members that would not constitute pre-IPO owners. If at any time the Exchange Rate, which is the ratio at which Medley LLC Units are exchangeable for shares of MDLY Class A Common Stock changes from one-for-one as set forth in the Exchange Agreement, the number of votes to which holders of MDLY Class B Common Stock are entitled will be adjusted accordingly. Holders of shares of MDLY Class B Common Stock will vote together with holders of MDLY Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Other than MDLY, holders of Medley LLC Units, including the pre-IPO owners, are, subject to limited exceptions, prohibited from transferring any Medley LLC Units held by them upon consummation of the IPO, or any shares of MDLY Class A Common Stock received upon exchange of such Medley LLC Units, until the third anniversary of the IPO without the consent of MDLY. Thereafter and prior to the fourth and fifth anniversaries of the IPO, such holders may not transfer more than 33 1/3% and 66 2/3%, respectively, of the number of Medley LLC Units held by them upon consummation of the IPO, together with the number of any shares of MDLY Class A Common Stock received by them upon exchange therefor, without the consent of MDLY. While this agreement could be amended or waived by MDLY, the pre-IPO owners have advised MDLY that they do not intend to seek any waivers of these restrictions. As of September 30, 2018, MDLY had total assets of approximately $94.1 million and its closing market price on the NYSE was $5.25 per share.

There are two sets of notes outstanding at Medley LLC. On August 9, 2016 and October 18, 2016, Medley LLC issued debt consisting of $53.6 million in aggregate principal amount of senior unsecured notes due 2026 at a stated coupon rate of 6.875% (the “2026 Notes”). The net proceeds from these offerings were used to pay down a portion of Medley LLC’s outstanding indebtedness under a term loan facility. Interest is payable quarterly and interest payments commenced on November 15, 2016. The 2026 Notes are subject to redemption in whole or in part at any time or from time to time, at the option of Medley LLC, on or after August 15, 2019 at a redemption price per security equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments. The 2026 notes were recorded net of discount and direct issuance costs of $3.8 million which are being amortized over the term of the notes using the effective interest rate method. The 2026 Notes are listed on the NYSE and trades thereon under the trading symbol “MDLX.” The fair value of the 2026 Notes based on their underlying quoted market price was $50.6 million as of September 30, 2018.

On January 18, 2017 and February 22, 2017, Medley LLC issued $69.0 million in aggregate principal amount of senior unsecured notes due 2024 at a stated coupon rate of 7.25% (the “2024 Notes,” and collectively with the 2026 Notes, the “Notes”). The net proceeds from these offerings were used to pay down the remaining portion of Medley LLC’s outstanding indebtedness under its Term Loan Facility with the remaining to be used for general corporate purposes. Interest is payable quarterly and interest payments commenced on April 30, 2017. The 2024 Notes are subject to redemption in whole or in part at any time or from time to time, at the option of Medley LLC, on or after January 30, 2020 at a redemption price per security equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments. The 2024 notes were recorded net of premium and direct issuance costs of $2.8 million which are being amortized over the term of the notes using the effective interest rate method. The 2024 Notes are listed on the NYSE and trades thereon under the trading symbol “MDLQ.” The fair value of the 2024 Notes based on their underlying quoted market price was $66.9 million as of September 30, 2018.

The Notes are publicly traded and listed on the NYSE and trade “flat” (meaning that purchasers do not pay, and sellers do not receive, any accrued and unpaid interest on the Notes that is not included in the trading price). The Notes are direct senior unsecured obligations of Medley LLC and rank pari passu with its existing and future unsecured senior indebtedness. The Notes are effectively subordinated to all existing and future secured indebtedness (including indebtedness that is initially unsecured to which security is subsequently granted), to the extent of the value of the assets securing such indebtedness, and are structurally subordinated to all existing and future indebtedness and other obligations of any subsidiaries. None of the Notes have been redeemed.

None of the Notes are held by any members of Management. It is anticipated that the Notes will remain outstanding as an obligation of Medley LLC and will not be guaranteed by the Combined Company, and that the terms of the Notes will be generally unaffected by the Proposed Business Combination.

D.	Sierra Management, Inc.

Sierra Management, Inc. (post-Proposed Business Combination, “Merger Sub”) is a newly-formed wholly-owned subsidiary of Sierra organized under the DGCL on August 7, 2018.

E.	The Investment Advisers

As a result of the Proposed Business Combination, the Combined Company will acquire an indirect 100% ownership interest in Merger Sub, which, as the successor to MDLY, will be a holding company for a number of revenue-generating registered investment advisers, including:

●	SOF Advisors LLC, an investment adviser that will be registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and will serve as an investment adviser to Sierra Opportunity Fund, an externally managed, non-diversified, closed-end management investment company that will be registered under the 1940 Act. SOF Advisors LLC is currently a wholly owned subsidiary of Medley LLC and, if the Proposed Business Combination is consummated, SOF Advisors LLC will be an indirect wholly owned subsidiary of the Combined Company.

●	STRF Advisors LLC, an investment adviser registered under the Advisers Act, which serves as an investment adviser to Sierra Total Return Fund, an externally managed, non-diversified, closed-end management investment company registered under the 1940 Act. STRF Advisors LLC is currently a majority owned subsidiary of Medley LLC and, if the Proposed Business Combination is consummated, STRF Advisors LLC will be an indirect majority owned subsidiary of the Combined Company.

●	MCC Advisors LLC, an investment adviser registered under the Advisers Act, which will serve as an investment adviser to the Combined Company. MCC Advisors LLC is currently a wholly owned subsidiary of Medley LLC and, if the Proposed Business Combination is consummated, MCC Advisors LLC will be an indirect wholly owned subsidiary of the Combined Company.

●	Medley Capital LLC, an investment adviser registered under the Advisers Act, which currently does not provide advisory services to clients. Medley LLC is currently controlled by MDLY and, if the Proposed Business Combination is consummated, Medley LLC will be an indirect wholly owned subsidiary of the Combined Company.

●	MOF II Management LLC, an investment adviser registered under the Advisers Act, which serves an as investment adviser to MOF Opportunity Fund II LP, a private fund. MOF II Management LLC is currently a wholly owned subsidiary of Medley LLC and, if the Proposed Business Combination is consummated, MOF II Management LLC will be an indirect wholly owned subsidiary of the Combined Company.

●	MOF III Management LLC, an investment adviser registered under the Advisers Act, which serves as an investment adviser to Medley Opportunity Fund III LP, Medley Opportunity Fund Offshore III LP, and Medley Opportunity Fund III (Cayman) Ltd., each of which are private funds. MOF III Management LLC is currently a wholly owned subsidiary of Medley LLC and, if the Proposed Business Combination is consummated, MOF III Management LLC will be an indirect wholly owned subsidiary of the Combined Company.

●	Medley SMA Advisors LLC, an investment adviser registered under the Advisers Act, which serves as an investment adviser to various separately managed accounts (“SMAs”) and Medley Real D (Annuity) LLC, Medley Credit Strategies (KOC) LLC, and Medley Tactical Opportunities LLC, each of which are private funds.

●	MCOF Management LLC, an investment adviser registered under the Advisers Act, which serves as an investment adviser to Medley Credit Opportunity Cayman Fund LP, Medley Credit Opportunity Delaware Fund LP, and Medley Credit Opportunity Fund LP, each of which are private funds. MCOF Management LLC is currently a wholly owned subsidiary of Medley LLC and, if the Proposed Business Combination is consummated, MCOF Management LLC will be an indirect wholly owned subsidiary of the Combined Company.

●	Medley (Aspect) Management LLC, an investment adviser registered under the Advisers Act, which serves as an investment adviser to Aspect-Medley Investment Platform A LP, a private fund. Medley (Aspect) Management LLC is currently a wholly owned subsidiary of Medley LLC and, if the Proposed Business Combination is consummated, Medley (Aspect) Management LLC will be an indirect wholly owned subsidiary of the Combined Company (each an “Adviser” and together, collectively with any future registered investment adviser owned by Merger Sub, the “Advisers”).

III.             THE PROPOSED BUSINESS COMBINATION

A.	Applicants’ Representations

1.	Background and Reasons for the Proposed Business Combination

Since Medley Advisors’ inception in 2006, Management operated Medley Advisors’ asset management business with a focus on direct origination, careful structuring and active monitoring of loan portfolios. Medley Advisors’ investment vehicles have generally focused on private middle market companies in the United States that have revenues between $50 million and $1 billion. MCC completed its IPO in January 2011. MCC was the first publicly traded BDC to which Medley Advisors provided asset management services. In April of 2012, Medley Advisors launched Sierra, its first public non-traded BDC.

Medley Advisors understood at the outset that to remain competitive in the middle-market lending space, its advisory clients, including Sierra, MCC, private funds and SMAs (the “Advisory Clients”) advised by Medley Advisors could pool their resources in order to have the benefits of scale and greater access to capital that borrowers demanded. In that regard, in November 2013, Medley Advisors and certain Advisory Clients obtained an order from the SEC that expanded Medley Advisors’ ability to engage in transactions that would otherwise be prohibited by Section 57(a)(4) under the 1940 Act and Rule 17d-1 thereunder.2 Since that time, competition for private debt investment opportunities in the lower middle market has significantly intensified and Medley Advisors believes that the need for scale in the asset management business has become even more important. As a result of the Proposed Business Combination, the assets under management of the Combined Company will increase, which will offer the potential for scale for investment and financing flexibility. In that regard, the Combined Company is expected to have improved access to capital for its prospective borrowers, greater access to financial sponsors, and substantial and higher quality deal flow.

2.	Summary of Proposed Business Combination Transactions

In connection with the Proposed Business Combination, the Sierra Special Committee unanimously determined, and recommended that the Sierra Board determine, that the MCC Merger Agreement, the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger and the MDLY Merger, are advisable and fair to, and the best interests of, Sierra and the Sierra Stockholders. In reaching that conclusion, the Sierra Special Committee noted, among other things, the increased scale of the resulting company, the benefit of providing liquidity to the Sierra Stockholders through a public listing, the financial benefits of the transaction, particularly the accretion in net investment income (“NII”) and NAV, and the benefits of internalization of asset management.

The Sierra Board, acting upon the recommendation of the Sierra Special Committee, unanimously approved the MCC Merger Agreement and the transactions contemplated thereunder, including the MCC Merger, upon the terms and subject to the conditions and limitations set forth in the MCC Merger Agreement, and resolved to submit the MCC Merger Agreement and the matters described therein to the Sierra Stockholders for their approval at a special meeting of the Sierra Stockholders. In addition the Sierra Board, including the Sierra Special Committee of its independent directors, unanimously approved the MDLY Merger Agreement and the transactions contemplated thereunder, including the MDLY Merger, upon the terms and subject to the conditions and limitations set forth in the MDLY Merger Agreement, and resolved to submit the MDLY Merger Agreement and the matters described therein to the Sierra Stockholders for their approval at a special meeting of the Sierra Stockholders.

In connection with the Proposed Business Combination, the MCC Special Committee unanimously determined, and recommended that the MCC Board determine, that the MCC Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger, are advisable and fair to, and in the best interests of, MCC and the MCC Stockholders.

In making this determination, the MCC Special Committee took into account a number of specific financial and business considerations, including, among others, the value of the MCC Merger Consideration (including the higher Exchange Ratio than that initially proposed), the opinion of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), independent financial advisor to the MCC Special Committee, that the consideration to be received is fair from a financial point of view, the estimated accretion in NII, and the Combined Company’s greater scale and more diversified balance sheet with less exposure to non-accruing loans. The MCC Board, acting upon the recommendation of the MCC Special Committee, unanimously approved the MCC Merger Agreement and the transactions contemplated thereunder, including the MCC Merger, upon the terms and subject to the conditions and limitations set forth in the MCC Merger Agreement, and resolved to submit the MCC Merger Agreement and the matters described therein to the stockholders of MCC for their approval at a special meeting of MCC’s stockholders.

In connection with the Proposed Business Combination, the MDLY Special Committee unanimously determined, and recommended the MDLY Board determine, that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders. In making the determinations and recommendations described above, the MDLY Special Committee took into account a number of considerations, reasons and factors, including, among others, the fairness presentation by Barclays and its fairness opinion, the terms of the MDLY Merger Agreement, the value and form of the MDLY Merger Consideration, the First Special Dividend and the Second Special Dividend payable to the unaffiliated MDLY Stockholders, the extensive sales processes run by MDLY prior to the execution of the MDLY Merger Agreement, the risks/challenges, timing and uncertainties of alternatives available to MDLY, and the benefits to the Combined Company that could result from the Mergers.

The MDLY Board, acting upon the recommendation of the MDLY Special Committee, unanimously (i) determined that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the MDLY Stockholders, (ii) approved and declared advisable the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, (iii) resolved to submit the MDLY Merger Agreement to the MDLY Stockholders for its adoption, and (iv) recommended that the MDLY Stockholders approve the adoption of the MDLY Merger Agreement.

These determinations are discussed more fully below under “—Reasons for the Mergers.”

2 In the Matter of Medley Capital Corporation, et al., Investment Company Act Release Nos. 32809 (Sept. 8, 2017) (notice) and 32850 (Oct. 4, 2017) (order); In the Matter of Medley Capital Corporation, et al., Investment Company Act Release Nos. 32520 (Mar. 3, 2017) (notice) and 32581 (Mar. 29, 2017) (order); In the Matter of Medley Capital Corporation, et al., Investment Company Act Release Nos. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order).

3.	History of the Proposed Business Combination

a.	Formation of Special Committees

In connection with the potential strategic transactions, each of the Sierra Board, the MCC Board and the MDLY Board formed special committees, comprised solely of Independent Directors, and granted such special committees the authority to, among other things, evaluate and review the terms of the MCC Merger and/or the MDLY Merger, as applicable, or any alternatives thereto. Each of the special committee of the Sierra Board (the “Sierra Special Committee”), formed on January 26, 2018, the special committee of the MCC Board (the “MCC Special Committee”), formed on January 26, 2018, and the special committee of the MDLY Board (the “MDLY Special Committee”), formed on February 7, 2018, has retained its own independent legal counsel and independent financial advisor.  This has enabled each of the respective committees to consult with and rely on the advice of professionals who, like the Independent Directors themselves, were independent of the other parties to the transaction and could provide independent advice and guidance.

b.	Description of the Transactions

The Proposed Business Combination would be effected through three separate, yet related, transactions:

●	The MDLY Merger Agreement provides that MDLY will take (and will cause Medley LLC to take) all steps necessary to cause all Medley LLC Units held by members of Medley LLC, other than MDLY, issued and outstanding immediately prior to the MDLY Merger Effective Time (defined below) to be converted into shares of MDLY Class A Common Stock as of immediately prior to the MDLY Merger Effective Time, pursuant to the Exchange Agreement (such exchange, the “Exchange”). As a result of the Exchange, Medley LLC would be wholly owned by MDLY.

●	Immediately following the Exchange:

o	Pursuant to the MCC Merger Agreement, MCC would merge with and into Sierra. In the MCC Merger, each issued and outstanding share of MCC Common Stock would be converted into the right to receive a number of shares of Sierra Common Stock. The MCC Merger has been approved by each of the MCC Special Committee and the Sierra Special Committee, and is required to be approved by the MCC Stockholders (the “MCC Stockholders”) and the Sierra Stockholders (the “Sierra Stockholders”).

o	Pursuant to the MDLY Merger Agreement, MDLY would merge with and into a newly formed wholly owned subsidiary of Sierra (“Merger Sub”), with Merger Sub surviving the merger (the “MDLY Merger” and, together with the MCC Merger, the “Mergers”). In the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than Dissenting Shares (as defined in the MDLY Merger Agreement) and shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive (i) 0.3836 shares of Sierra Common Stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY stockholders (the “MDLY Stockholders”) will have the right to receive certain dividends and/or other payments, as described herein. Each share of MDLY Class B Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than Dissenting Shares, will be canceled without consideration therefor at the MDLY Merger Effective Time. All Medley LLC Units held by members of Medley LLC, other than MDLY, issued and outstanding immediately prior to the MDLY Merger Effective Time, will be converted into shares of MDLY Class A Common Stock as of immediately prior to the MDLY Merger Effective Time. The MDLY Merger Agreement has been approved by both the MDLY Special Committee and the Sierra Special Committee, respectively, and, based upon the respective recommendations of the MDLY Special Committee and the Sierra Special Committee, the MDLY Board and the Sierra Board approved the MDLY Merger Agreement. The MDLY Merger Agreement is required to be approved by the MDLY Stockholders and the Sierra Stockholders.

The MCC Merger and the MDLY Merger would occur simultaneously. In connection with the Mergers, Sierra, as the Combined Company, would apply for listing of Sierra Common Stock on the NYSE, and is expected to apply for listing of Sierra Common Stock on the Tel Aviv Stock Exchange, with such listings to be effective as of the closing date of the Mergers. As a result of the Exchange and the Mergers, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as the survivor in the MDLY Merger, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by its wholly owned investment adviser subsidiary. In addition, former MCC Stockholders and MDLY Stockholders would be stockholders of the Combined Company (the “Combined Company Stockholders”).

Also as a result of the Mergers, the Sierra Investment Advisory Agreement and the MCC Investment Management Agreement will terminate. However, for the reasons described more fully below, the Combined Company will enter into an advisory agreement with MCC Advisors (the “New Investment Advisory Agreement”). The New Investment Advisory Agreement will contain substantially the same terms as the Sierra Investment Advisory Agreement. Notwithstanding that there will be no change in the advisory fee charged to the Combined Company for advisory services under the New Investment Advisory Agreement, the New Investment Advisory Agreement will be subject to the requirements of Section 15(c). The Combined Company Board will perform a review of the New Investment Advisory Agreement pursuant to Section 15(c). All management employees are currently employed at Medley Capital LLC and provide services to Sierra through SIC Advisors pursuant to an inter-company servicing agreement. That structure would remain in place following closing of a transaction, with Medley Capital LLC becoming a wholly owned subsidiary of the Combined Company.

c.	The MCC Merger Agreement

Pursuant to the MCC Merger Agreement, subject to certain conditions described therein, at closing (the “MCC Merger Closing”), MCC will merge with and into Sierra, and the separate corporate existence of MCC will cease. Sierra would be the surviving company in the MCC Merger and would continue its existence as a corporation under the MGCL. The MCC Merger will become effective at the time (the “MCC Merger Effective Time”) set forth in a certificate of merger (the “MCC Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and articles of merger (the “MCC Articles of Merger”) to be filed with the State Department of Assessments and Taxation for the State of Maryland (“SDAT”).

i.	Consideration

In the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time, other than Excluded MCC Shares, will be converted into the right to receive 0.8050 shares of Sierra Common Stock (collectively, the “MCC Merger Shares” and, such ratio, the “MCC Exchange Ratio”); provided, however, that a holder of MCC Common Stock who would otherwise be entitled to receive a fraction of a share of Sierra Common Stock will, with respect to such fractional share, instead receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the most recently determined NAV per share of Sierra Common Stock by (ii) the fractional share (after taking into account all shares of MCC Common Stock held by such holder at the MCC Merger Effective Time and rounded to the nearest thousandth when expressed in decimal form) that such holder would otherwise be entitled to receive. The MCC Merger Shares and such cash payable in lieu of fractional shares of Sierra Common Stock is referred to collectively as the “MCC Merger Consideration.” It is intended that the MCC Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that the MCC Merger Agreement will constitute a “plan of reorganization” for such purposes.

The MCC Merger Agreement provides that if, between the date of the MCC Merger Agreement and the MCC Merger Effective Time, the outstanding shares of Sierra Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change and specifically excluding sales of Sierra Common Stock, sales of Sierra equity-linked securities, and issuance of Sierra Common Stock pursuant to Sierra’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by Sierra, an appropriate and proportionate adjustment will be made to the MCC Exchange Ratio.

Prior to the MCC Merger Closing Date (as defined below), in the event that MCC has undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) or net capital gain (as defined in Section 1221(11) of the Code) for MCC’s short taxable year ending on the MCC Merger Closing Date, MCC is required to declare a dividend (the “Final MCC Dividend”) to MCC Stockholders. The Final MCC Dividend, together with all previous MCC dividends with respect to MCC’s taxable year ending on the MCC Merger Closing Date, must result in MCC distributing to MCC Stockholders all of MCC’s undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) and all of MCC’s net capital gain (as defined in Section 1221(11) of the Code) for MCC’s taxable year ending on the MCC Merger Closing Date. If MCC determines it necessary to declare a Final MCC Dividend, it must notify Sierra at least ten days prior to the MCC Special Meeting.

ii.	Sierra Charter and Bylaws

Pursuant to the MCC Merger Agreement, the Sierra Board must review and approve an amendment and restatement of the Sierra Charter (as so amended and restated, the “Amended and Restated Sierra Charter”). It is expected that the Amended and Restated Sierra Charter will be determined to be reasonably acceptable by the MCC Board and the MDLY Board, including the MCC Special Committee and the MDLY Special Committee, respectively, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MCC Merger Effective Time.

The Sierra Board must also review and approve an amendment and restatement of the Sierra Bylaws (the “Amended and Restated Sierra Bylaws”). It is expected that the Amended and Restated Sierra Bylaws will be determined to be reasonably acceptable by the MCC Board and the MDLY Board, including the MCC Special Committee and the MDLY Special Committee, respectively, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MCC Merger Effective Time.

iii.	Officers and Directors of the Surviving Company

Under the MCC Merger Agreement, Sierra must agree to take such actions as may be required by the Sierra Charter and Sierra Bylaws in order to appoint individuals to serve as directors of Sierra, as the surviving company in the MCC Merger, effective as of the MCC Merger Effective Time, which individuals shall consist of the current Independent Directors of Sierra, one interested director of Sierra and two Independent Directors of MCC.

In addition, the Sierra Board must appoint the individuals who will serve as the officers of Sierra, as the surviving company in the MCC Merger, following the MCC Merger Effective Time.

iv.	Closing of the MCC Merger

Unless extended by mutual agreement of MCC and Sierra, the MCC Merger Closing will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which will be no later than five business days after the satisfaction or waiver (subject to applicable law) of the last to occur of the conditions to the MCC Merger Closing (as set forth in the MCC Merger Agreement and as described in “— Conditions to the MCC Merger”), other than conditions that by their terms are to be satisfied at the MCC Merger Closing and subject to the satisfaction or waiver of such conditions. The date on which the MCC Merger Closing actually occurs is referred to as the “MCC Merger Closing Date.”

Contemporaneously with the MCC Merger Closing, Sierra will file or cause to be filed the MCC Certificate of Merger with the Delaware Secretary, and the MCC Articles of Merger with SDAT. The MCC Merger will become effective at the MCC Merger Effective Time set forth in the MCC Certificate of Merger and MCC Articles of Merger.

v.	Representations and Warranties

The MCC Merger Agreement contains certain representations and warranties made by MCC to Sierra and Sierra to MCC including, but not limited to, representations regarding:

●	corporate organization, valid existence, good standing, qualification to do business and subsidiaries;

●	capitalization, indebtedness and equity awards;

●	corporate authority, validity of the MCC Merger Agreement and unanimous board approval of the MCC Merger;

●	absence of conflicts with or violation of, among other things, organizational documents or applicable laws;

●	absence of third party and governmental consents and approvals;

●	SEC reports and regulatory matters;

●	financial statements;

●	broker’s fees;

●	absence of certain changes and events;

●	legal proceedings;

●	taxes and tax returns;

●	compliance with applicable law;

●	material contracts;

●	matters relating to investments and ownership thereof;

●	property;

●	intellectual property;

●	inapplicability of state takeover laws;

●	the fairness opinion received by the MCC Special Committee and the Sierra Special Committee, as applicable;

●	information to be provided by MCC or Sierra or their respective representatives for inclusion in the Sierra Joint Proxy Statement/Prospectus;

●	insurance;

●	environmental matters; and

●	knowledge regarding reorganization and approval matters.

vi.	Covenants Relating to the Conduct of the Business

Under the MCC Merger Agreement, Sierra and MCC have agreed that, except as expressly contemplated by or permitted by the MCC Merger Agreement or the MDLY Merger Agreement or with the prior written consent of the other party, during the period from the date of the MCC Merger Agreement to the MCC Merger Effective Time, (a) each of Sierra and MCC will, and will cause each of its respective subsidiaries to, (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date of the MCC Merger Agreement, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of Sierra and MCC will, and will cause each of its respective subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Sierra or MCC either to obtain any necessary approvals of any self-regulatory organization or governmental entity required for the transactions contemplated by the MCC Merger Agreement or to perform its covenants and agreements under the MCC Merger Agreement or to consummate the transactions contemplated thereunder.

In addition, MCC has agreed, except as expressly contemplated or permitted by the MCC Merger Agreement or as set forth in a schedule to the MCC Merger Agreement, without the written consent of Sierra (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

●	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any person or entity;

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividend, other than (i) the Final MCC Dividend, if necessary, (ii) its regular quarterly dividend consistent with past practice of no more than $0.10 per share (or in such lower amount as may be determined by MCC in the MCC Board’s discretion), and (iii) dividends paid by any of MCC’s subsidiaries to MCC or to any of its wholly-owned subsidiaries;

●	make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required under Subchapter M of Chapter 1 of the Code;

●	grant any stock options or restricted shares or restricted units or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

●	sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly-owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by MCC or any of its subsidiaries, in each case other than pursuant to contracts in force as of the date of the MCC Merger Agreement and set forth in MCC’s disclosure schedule to the MCC Merger Agreement;

●	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the MCC Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or take any action, or knowingly fail to take any action, inconsistent with the treatment of the MCC Merger as a reorganization for U.S. federal income tax purposes;

●	amend the MCC certificate of incorporation or the MCC bylaws or the organizational documents of any subsidiary of MCC, or take any action to exempt any person or entity (other than Sierra or its subsidiaries) or any action taken by any person or entity from any applicable takeover statute or similarly restrictive provisions of its organizational documents;

●	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract (as defined in the MCC Merger Agreement) of MCC (or any contract that, if existing as of the date of the MCC Merger Agreement, would be a material contract of MCC), other than (i) any termination or renewal in accordance with the terms of any existing material contract that occurs automatically without any action (other than notice of renewal) by MCC or any of its subsidiaries, (ii) the entry into any modification or amendment of, or waiver or consent under, any material contract as required or necessitated to obtain any required approval in connection with the MCC Merger, (iii) the termination of a material contract of MCC specifically contemplated by the MCC Merger Agreement or (iv) amendments, waivers or consents to or under the existing debt documents of MCC in the ordinary course of business consistent with past practice;

●	form any entity that would comprise a subsidiary or dissolve or liquidate any subsidiary, in each case other than a wholly-owned subsidiary;

●	materially amend any income tax return or any other material tax return;

●	settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment;

●	enter into any material closing agreement related to taxes, except in each case unless required by tax law or necessary or appropriate to preserve the status of any subsidiary of MCC as a disregarded entity or partnership for U.S. federal income tax purposes;

●	acquire the assets, business, or properties of any non-affiliated entity, or make any loans, advances or capital contributions to, or investments in, any person or entity (other than any wholly-owned subsidiary of MCC);

●	allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

●	take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MCC Merger Closing not being satisfied;

●	implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

●	take any action that would be reasonably expected to prevent, materially impede or delay beyond March 31, 2019 (the “MCC Outside Date”) the consummation of the transactions contemplated by the MCC Merger Agreement; or

●	agree to take, or publicly announce an intention to take, any of the foregoing actions.

In addition, Sierra has agreed, except as expressly contemplated or permitted by the MCC Merger Agreement or as set forth in a schedule to the MCC Merger Agreement, without the written consent of MCC (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividend, other than (i) its regular quarterly dividend consistent with past practice, (ii) dividends paid by any of Sierra’s subsidiaries to Sierra or to any of its wholly-owned subsidiaries and (iii) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

●	make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the Sierra Charter or Sierra Bylaws or under Subchapter M of Chapter 1 of the Code;

●	grant any stock options or restricted shares or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

●	issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

●	sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly-owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by any such person or entity, in each case other than pursuant to contracts in force at the date of the MCC Merger Agreement, except in furtherance of its investment objective as set forth in Sierra’s SEC reports;

●	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the MCC Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

●	enter into any agreement with respect to, or amend any agreements relating to, its capital stock or indebtedness;

●	except as discussed above under “—Sierra Charter and Bylaws,” amend, repeal or otherwise modify any provision of the Sierra Charter, the Sierra Bylaws, the MCC Certificate or the MCC Bylaws in a manner that would adversely affect MCC, MCC Stockholders or the transactions contemplated by the MCC Merger Agreement;

●	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract of Sierra (as defined in the MCC Merger Agreement) or any contract that, if existing as of the date of the MCC Merger Agreement, would be a material contract of Sierra, in each case other than (i) any termination or renewal in accordance with the terms of any existing material contract of Sierra that occurs automatically without any action (other than notice of renewal) by Sierra or any of its subsidiaries, (ii) the entry into any modification or amendment of, or waiver or consent under, any material contract of Sierra as required or necessitated to obtain any required approval in connection with the MCC Merger, or (iii) the termination of a material contract specifically contemplated by the MCC Merger Agreement;

●	form any entity that would comprise a subsidiary or dissolve or liquidate any subsidiary, in each case, other than a wholly-owned subsidiary;

●	materially amend any income tax return or any other material tax return;

●	settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment;

●	enter into any material closing agreement related to taxes, except in each case unless required by tax law or necessary or appropriate to preserve the status of any subsidiary of Sierra as a disregarded entity or partnership for U.S. federal income tax purposes;

●	take any action, or permit the taking of any action, that will result in Sierra not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the MCC Merger Consideration due at the MCC Merger Closing;

●	enter into any contract involving or relating to, or otherwise approve, any liquidation, dissolution, merger, consolidation, restructuring, recapitalization, reorganization or similar transaction;

●	take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MCC Merger Closing not being satisfied;

●	take any action that would be reasonably expected to prevent, materially impede or delay beyond the MCC Outside Date the consummation of the transactions contemplated by the MCC Merger Agreement; or

●	agree to take, or publicly announce an intention to take, any of the foregoing actions.

vii.	Transaction Expenses

Under the MCC Merger Agreement, all fees and expenses incurred in connection with the MCC Merger, the MCC Merger Agreement, and the transactions contemplated by the MCC Merger Agreement are to be paid by the party incurring such fees or expenses; provided, that the costs and expenses of preparing, filing, printing and mailing the Sierra Joint Proxy Statement/Prospectus and MCC Proxy Statement, all other filing fees and amounts paid to the SEC in connection with the MCC Merger, and the fees of any HSR Act filing will be borne equally by MCC and Sierra.

viii.	Conditions to the MCC Merger

MCC and Sierra will not be obligated to complete the MCC Merger unless a number of conditions are satisfied or waived, including, among others:

●	the receipt of MCC Stockholder Approval;

●	the receipt of Sierra Stockholder Approval;

●	the Registration Statement on Form N-14 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement on Form N-14 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

●	the outstanding shares of Sierra Common Stock, the MCC Merger Shares and the shares of Sierra Common Stock to be issued in the MDLY Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

●	the Order shall have been granted and be in full force and effect as of the MCC Merger Closing Date;

●	MCC shall have obtained from the SBA such approvals as may be necessary for the debentures issued by the SBIC Subsidiary to remain outstanding in accordance with their terms following the MCC Merger Effective Time;

●	Sierra shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the MCC Merger Shares;

●	no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the MCC Merger or any of the other transactions contemplated by the MCC Merger Agreement shall be in effect;

●	any applicable waiting period (and any extension thereof) applicable to the MCC Merger under the HSR Act shall have expired or been terminated;

●	each of the conditions to the MDLY Merger Closing (as defined below) shall have been satisfied or appropriately waived, and the MDLY Merger shall be consummated simultaneously with the MCC Merger;

●	Sierra and MCC Advisors shall have executed and delivered the New Investment Advisory Agreement, to be effective as of the MCC Merger Effective Time, and such agreement shall have been approved by the Sierra Board and received requisite Sierra Stockholder Approval each in accordance with all applicable requirements of Section 15 of the 1940 Act;

●	MCC and MCC Advisors shall have executed a termination agreement terminating the MCC Investment Management Agreement between MCC and MCC Advisors, effective as of the MCC Merger Closing Date;

●	Sierra and SIC Advisors shall have executed a termination agreement terminating the Sierra Investment Advisory Agreement, effective as of the MCC Merger Closing Date;

●	Sierra or MCC, as the case may be, shall have obtained certain consents and approvals relating to their respective joint venture arrangements;

●	in connection with the MDLY Merger Agreement, MDLY shall have obtained written consents to the continuation, following the MDLY Merger Effective Time (as defined below), of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018;

●	the equity of Merger Sub, as the surviving company in the MDLY Merger, being treated as a portfolio investment of Sierra and reflected in Sierra’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of Sierra;

●	there shall be no pending suit, action or proceeding by any governmental entity, (i) challenging the MCC Merger, seeking to restrain or prohibit the consummation of the MCC Merger or any other transaction contemplated by the MCC Merger Agreement or seeking to obtain from MCC or Sierra any damages that are material in relation to MCC and its subsidiaries taken as a whole, or (ii) seeking to prohibit Sierra or any of its subsidiaries from effectively controlling in any material respect the business or operations of MCC and its subsidiaries;

●	the parties shall have received the written opinion of Eversheds Sutherland (US) LLP (or such other counsel as may be reasonably satisfactory to the parties), dated as of the MCC Merger Closing Date and in form and substance reasonably satisfactory to the parties, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the MCC Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; and

●	Seth Taube shall have resigned from the Sierra Board.

ix.	Termination of the MCC Merger Agreement

The MCC Merger Agreement provides that it generally may be terminated:

(a)	by the mutual written agreement of MCC and Sierra;

(b)	by either MCC or Sierra, if any governmental entity whose consent or approval is a condition to the MCC Merger Closing has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the MCC Merger Agreement;

(c)	by either MCC or Sierra, if the MCC Merger will not have been consummated on or prior to the MCC Outside Date, unless the failure of the MCC Merger Closing to occur by such date will be due to the failure of the party seeking to terminate the MCC Merger Agreement to perform or observe the covenants and agreements of such party set forth in the MCC Merger Agreement; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the MCC Merger Closing to occur by or prior to the MCC Outside Date;

(d)	by either Sierra or MCC, at any time prior to the MCC Merger Effective Time, in the event that (i) MCC or Sierra, as the case may be, has failed to obtain the MCC Stockholder Approval or the Sierra Stockholder Approval, as applicable, at the MCC Special Meeting or the Sierra Special Meeting, respectively, at which a vote is taken on the MCC Merger, or (ii) the MDLY Merger Agreement has been terminated;

(e)	by either MCC or Sierra (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the MCC Merger Agreement), if there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the MCC Merger Agreement on the part of MCC, in the case of a termination by Sierra, or Sierra, in the case of a termination by MCC, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the MCC Merger Closing Date, the failure of certain closing conditions set forth in the MCC Merger Agreement, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(f)	by Sierra, (i) within 10 business days after the MCC Board has effected an MCC Adverse Recommendation Change prior to receipt of MCC Stockholder Approval, (ii) in the event the MCC Board has approved or authorized MCC or any of its subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to an MCC Merger Competing Proposal or (iii) MCC fails to include the recommendation of the MCC Board in the Sierra Joint Proxy Statement/Prospectus; and

(g)	by MCC, in the event that (i) (A) MCC has received an MCC Merger Superior Proposal, (B) subject to MCC’s compliance with the MCC Merger Agreement as it relates to negotiating in good faith with Sierra regarding the potential amendment of the MCC Merger Agreement, MCC Board or any authorized committee thereof has authorized MCC to enter into a definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal, and (C) concurrently with the termination of the MCC Merger Agreement, MCC pays Sierra the termination fee under the MCC Merger Agreement and enters into the definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal; or (ii) the MCC Board or any authorized committee thereof has effected an MCC Adverse Recommendation Change in accordance with the applicable provisions of the MCC Merger Agreement;

(h)	by MCC, (i) within 10 business days after the Sierra Board has effected a Sierra MCC Merger Adverse Recommendation Change prior to receipt of Sierra Stockholder Approval, (ii) in the event the Sierra Board has approved, or authorized Sierra or any of its subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to an MCC Merger Competing Proposal or (iii) Sierra fails to include the recommendation of the Sierra Board in the Sierra Joint Proxy Statement/Prospectus; and

(i)	by Sierra, in the event that: (i) (A) Sierra has received an MCC Merger Superior Proposal, (B) subject to Sierra’s compliance with its obligations under the MCC Merger Agreement as it relates to negotiating in good faith with MCC regarding the potential amendment of the MCC Merger Agreement, the Sierra Board or any authorized committee thereof has authorized Sierra to enter into a definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal, and (C) concurrently with the termination of the MCC Merger Agreement, Sierra pays MCC the termination fee under the MCC Merger Agreement and enters into the definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal; or (ii) the Sierra Board or any authorized committee thereof has effected a Sierra MCC Merger Adverse Recommendation Change in accordance with the applicable provisions of the MCC Merger Agreement.

d.	The MDLY Merger Agreement

Pursuant to the MDLY Merger Agreement, subject to certain conditions described therein, at closing (the “MDLY Merger Closing”), MDLY will merge with and into Merger Sub, and the separate corporate existence of MDLY will cease. Merger Sub will be the surviving company in the MDLY Merger and will continue its existence as a corporation under the laws of the State of Delaware and a wholly-owned subsidiary of Sierra. The MDLY Merger will become effective at the time (the “MDLY Merger Effective Time”) set forth in a certificate of merger (the “MDLY Certificate of Merger”) to be filed with the Delaware Secretary.

i.	Consideration

In the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than Dissenting Shares (as defined and discussed below) and shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly-owned subsidiaries (the “Excluded MDLY Shares”), will be converted into the right to receive (i) 0.3836 shares of Sierra Common Stock (collectively, the “MDLY Merger Shares”); provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $3.44 per share; plus (iii) the First Special Dividend Shortfall Amount (as defined and discussed below), if any and if applicable; plus (iv) the Second Special Dividend Shortfall Amount (as defined and discussed below), if any and if applicable.

Under the MDLY Merger Agreement, (a) MDLY will cause Medley LLC to declare a dividend to all holders of Medley LLC Units, including MDLY, in an amount equal to the lesser of (i) $0.35 per Medley LLC Unit, and (ii) the maximum dividend per Medley LLC Unit that Medley LLC may make based on its available cash at the time of such declaration of such dividend, and (b) the MDLY Board will declare a dividend to all holders of shares of MDLY Class A Common Stock in an amount per share equal to the lesser of (i) $0.35 per share of MDLY Class A Common Stock, and (ii) the maximum dividend per share of MDLY Class A Common Stock that MDLY may make based on its available cash at the time of declaration of such dividend (collectively, the “First Special Dividend”) with the amounts payable in respect of each Medley LLC Unit and each share of MDLY Class A Common Stock in all events being equal, and (c) the MDLY Board will declare prior to the MDLY Merger Effective Time, and pay after the MDLY Merger Effective Time, a dividend (the “Second Special Dividend”) in an amount equal to the lesser of (i) $0.30 per share of MDLY Class A Common Stock and (ii) the maximum dividend per share of MDLY Class A Common Stock that MDLY may make based on its available cash at the time of declaration of such dividend.

The record date for determining the holders of Medley LLC Units or shares of MDLY Class A Common Stock entitled to payment of the First Special Dividend will be the close of business on the second business day immediately preceding the MDLY Merger Closing Date (as defined below) and the First Special Dividend will be paid (either by Medley LLC or MDLY, but without duplication as to the recipients thereof) on the business day immediately prior to the MDLY Merger Closing Date. Holders of outstanding MDLY RSUs will receive dividend equivalent rights with respect to the First Special Dividend in accordance with the terms of the MDLY Incentive Plan and the related MDLY RSU award agreements. The record date for determining the holders of shares of MDLY Class A Common Stock entitled to payment of the Second Special Dividend will be the close of business on the business day immediately preceding the MDLY Merger Closing Date and the Second Special Dividend will be payable on the business day immediately following the MDLY Merger Closing Date.

In the event the First Special Dividend is less than $0.35 per share, the holders of Medley LLC Units and MDLY Class A Common Stock issued and outstanding on the record date for the First Special Dividend and certain MDLY RSUs issued and outstanding on the payment date for the First Special Dividend (and, in each case, who hold MDLY Class A Common Stock issued and outstanding immediately preceding the MDLY Merger Effective Time) will, as part of the consideration to be paid in the MDLY Merger, be entitled to a cash payment in an amount equal to the difference between $0.35 per share and the actual per-share amount of the First Special Dividend (the “First Special Dividend Shortfall Amount”). In the event the Second Special Dividend is less than $0.30 per share, the holders of MDLY Class A Common Stock issued and outstanding on the record date for the Second Special Dividend (and who hold MDLY Class A Common Stock immediately preceding the MDLY Merger Effective Time) will, as part of the consideration to be paid in the MDLY Merger, be entitled to a cash payment in an amount equal to the difference between $0.30 per share and the actual per-share amount of the Second Special Dividend (the “Second Special Dividend Shortfall Amount”). The shares of Sierra Common Stock to be issued in the MDLY Merger, together with the cash to be paid in lieu of fractional shares, the cash payment per share of MDLY Class A Common Stock, the First Special Dividend Shortfall Amount (if any) and the Second Special Dividend Shortfall Amount (if any) are referred to collectively as the “MDLY Merger Consideration.”

The net effect of the provisions in the MDLY Merger Agreement and related agreements relating to the First Special Dividend and the Second Special Dividend is that holders of MDLY Class A Common Stock (as of the applicable record dates and with respect to such shares issued and outstanding as of immediately prior to the MDLY Merger Effective Time) will receive $0.65 per share in cash dividends (or additional merger consideration) and the holders of Medley LLC Units, Medley LLC Restricted Units (as defined below) and MDLY RSUs will receive $0.35 per share (or equivalent) in cash dividends dividend equivalents, or additional merger consideration.

Also in the MDLY Merger, each share of MDLY Class B Common Stock, other than Dissenting Shares, issued and outstanding immediately prior to the MDLY Merger Effective Time will be cancelled and will cease to exist and no MDLY Merger Consideration or other amounts or consideration will be delivered in exchange therefor.

The MDLY Merger Agreement provides that MDLY will take (and will cause Medley LLC to take) all steps necessary to cause all Medley LLC Units held by members of Medley LLC, other than MDLY, issued and outstanding immediately prior to the MDLY Merger Effective Time to be converted into shares of MDLY Class A Common Stock as of immediately prior to the MDLY Merger Effective Time, pursuant to the Exchange Agreement. In addition, each restricted Medley LLC Unit outstanding and not previously forfeited (collectively, the “Medley LLC Restricted Units”) will become fully vested, all restrictions with respect to such Medley LLC Restricted Units will lapse and the resulting Medley LLC Units will be exchanged for MDLY Class A Common Stock in accordance with the Exchange Agreement immediately prior to the MDLY Merger Effective Time. All MDLY Class A Common Stock resulting from the exchange of Medley LLC Units (other than Medley LLC Units that immediately prior to the MDLY Merger Effective Time represented Medley LLC Restricted Units) will participate in the MDLY Merger on the same terms applicable to all other shares of MDLY Class A Common Stock, other than the right to receive the Second Special Dividend or the Second Special Dividend Shortfall.  All MDLY Class A Common Stock resulting from the exchange of Medley LLC Units that immediately prior to the MDLY Merger Effective Time represented Medley LLC Restricted Units will participate in the MDLY Merger on the same terms applicable to all other shares of MDLY Class A Common Stock, other than the right to receive the Second Special Dividend or the Second Special Dividend Shortfall.

Also as of the MDLY Merger Effective Time, each MDLY RSU outstanding and not previously forfeited under the MDLY Incentive Plan, other than MDLY RSUs held by non-management directors of MDLY, will be converted into 0.8532 restricted stock units under the Sierra Incentive Plan (“Sierra RSUs”). Each Sierra RSU (or portion thereof) into which a MDLY RSU will be converted has identical terms as it relates to vesting and forfeiture. In addition, as of immediately prior to the MDLY Merger Effective Time, the restrictions on each MDLY RSU outstanding and not previously forfeited under the MDLY Incentive Plan held by non-management directors of MDLY will lapse and the relevant MDLY RSU will be converted into a share of MDLY Class A Common Stock that will participate in the MDLY Merger on the same basis as the other individual holders of shares of MDLY Class A Common Stock other than the right to receive the Second Special Dividend or the Second Special Dividend Shortfall.

ii.	Appraisal Rights

The MDLY Merger Agreement provides that Dissenting Shares will not be converted into or represent the right to receive the MDLY Merger Consideration in accordance with the MDLY Merger Agreement, but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares (and at the MDLY Merger Effective Time, such Dissenting Shares shall no longer be outstanding and will automatically be canceled and will cease to exist, and the holder will cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder has failed to perfect or has effectively withdrawn or otherwise lost the holder’s right to appraisal under the DGCL. If any Dissenting Shares will lose their status as such (by the holder thereof effectively withdrawing, failing to perfect, or otherwise losing appraisal rights under the DGCL with respect to such shares), then, as of the later of the MDLY Merger Effective Time or the date of loss of such status, the shares will thereupon be deemed to have been converted as of the MDLY Merger Effective Time into the right to receive the applicable MDLY Merger Consideration in accordance with the MDLY Merger Agreement, without interest, and will not thereafter be deemed to be Dissenting Shares.

Under the MDLY Merger Agreement, “Dissenting Shares” are defined as shares of MDLY Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time that are held by a holder who has not voted in favor of the MDLY Merger or consented thereto in writing and properly demands appraisal rights of such shares pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL (until such time as such holder effectively withdraws, fails to perfect or otherwise loses the holder’s appraisal rights under the DGCL with respect to such shares, at which time such shares will cease to be Dissenting Shares).

The MDLY Merger Agreement provides that MDLY must give Sierra notice of any MDLY Stockholder who has not voted in favor of the MDLY Merger or consented thereto in writing and has properly demanded appraisal rights pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL and Sierra has the right to participate in all negotiations and proceedings with respect to any such demands. MDLY has agreed that it will not, except with the prior written consent of Sierra, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. Sierra has agreed that it will contribute or cause to be contributed to the Combined Company funds sufficient from time to time to make all payments with respect to the Dissenting Shares.

iii.	Sierra Charter and Bylaws

Pursuant to the MDLY Merger Agreement, the Sierra Board must review and approve the Amended and Restated Sierra Charter, which shall be reasonably acceptable to the MDLY Board, including the MDLY Special Committee, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MDLY Merger Closing.

The Sierra Board will also review and approve the Amended and Restated Sierra Bylaws which shall be reasonably acceptable to the MDLY Board, including the MDLY Special Committee, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MDLY Merger Effective Time.

iv.	Officers and Directors of the Surviving Company

Under the MDLY Merger Agreement, the officers and directors of Merger Sub immediately prior to the MDLY Merger Effective Time would become the officers and directors of Merger Sub, as the surviving company in the MDLY Merger, from and after the MDLY Merger Effective Time until their respective successors have been duly elected and qualified or until their respective earlier death, resignation or removal in accordance with the certificate of incorporation of the surviving company and applicable law.

v.	Closing of the MDLY Merger

Unless an extension is otherwise mutually agreed upon by MDLY and Sierra, the MDLY Merger Closing will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which must be no later than five business days following the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions to the MDLY Merger Closing (as set forth in the MDLY Merger Agreement and as described in the section of the Sierra Joint Proxy Statement/Prospectus captioned “The MDLY Merger Agreement — Conditions to the MDLY Merger”), other than conditions that by their terms are to be satisfied at the MDLY Merger Closing and subject to the satisfaction or waiver of such conditions. The date on which the MDLY Merger Closing actually occurs is referred to as the “MDLY Merger Closing Date.”

Contemporaneously with the MDLY Merger Closing, Sierra will file or cause to be filed the MDLY Certificate of Merger with the Delaware Secretary. The MDLY Merger will become effective at the MDLY Merger Effective Time set forth in the Certificate of Merger.

vi.	Representations and Warranties

The MDLY Merger Agreement contains certain representations and warranties made by MDLY to Sierra including, but not limited to, representations regarding:

●	corporate organization, valid existence, good standing, qualification to do business and subsidiaries;

●	capitalization, indebtedness and equity awards;

●	corporate authority, validity of the MDLY Merger Agreement and unanimous board approval of the MDLY Merger;

●	absence of conflicts with or violation of, among other things, organizational documents or applicable laws;

●	absence of third party and governmental consents and approvals;

●	SEC reports and regulatory matters;

●	financial statements;

●	broker’s fees;

●	absence of certain changes and events;

●	legal proceedings;

●	taxes, tax returns and tax protection agreements;

●	compliance with applicable law;

●	material contracts;

●	property;

●	intellectual property;

●	inapplicability of state takeover laws;

●	the fairness opinion received by the MDLY Special Committee and the fairness opinion received by the MDLY Board;

●	information to be provided by MDLY or its representatives for inclusion in the Sierra Joint Proxy Statement/Prospectus and Schedule 13e-3;

●	insurance;

●	environmental matters;

●	employee benefit plans and other employment matters;

●	related party transactions;

●	investment advisor matters; and

●	broker-dealer matters.

The MDLY Merger Agreement also contains certain representations and warranties made by Sierra to MDLY including, but not limited to, representations regarding:

●	corporate organization, valid existence, good standing, qualification to do business and subsidiaries;

●	capitalization and indebtedness;

●	corporate authority, validity of the MDLY Merger Agreement and unanimous board approval of the MDLY Merger;

●	absence of conflicts with or violation of, among other things, organizational documents or applicable laws;

●	third party and governmental consents and approvals;

●	reports and regulatory matters;

●	financial statements;

●	broker’s fees;

●	absence of certain changes and events;

●	legal proceedings;

●	taxes and tax returns;

●	compliance with applicable law;

●	material contracts;

●	matters relating to Sierra’s investments and ownership thereof;

●	property;

●	intellectual property;

●	inapplicability of state takeover laws;

●	the fairness opinion received by the Sierra Special Committee;

●	information to be provided by Sierra or its representatives for inclusion in the Sierra Joint Proxy Statement/Prospectus;

●	insurance;

●	environmental matters;

●	no financing condition; and

●	Section 15(f) of the 1940 Act.

vii.	Covenants Relating to the Conduct of the Business

Under the MDLY Merger Agreement, Sierra and MDLY have agreed that, except as expressly contemplated or permitted by the MDLY Merger Agreement or the MCC Merger Agreement or with the prior written consent of the other party, during the period from the date of the MDLY Merger Agreement to the MDLY Merger Effective Time, (a) each of Sierra and MDLY will, and will cause each of its respective subsidiaries to (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date of the MDLY Merger Agreement, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of Sierra and MDLY will, and will cause each of its respective subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Sierra or MDLY either to obtain any necessary approvals of any self-regulatory organization or governmental entity required for the transactions contemplated by the MDLY Merger Agreement or to perform its covenants and agreements under the MDLY Merger Agreement or to consummate the transactions contemplated thereunder.

In addition, MDLY has agreed, except as expressly contemplated or permitted by the MDLY Merger Agreement or as set forth in a schedule to the MDLY Merger Agreement, without the written consent of Sierra (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

●	other than borrowings under MDLY’s existing credit facility with City National Bank, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any person or entity;

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividend, other than (i) its regular quarterly dividend consistent with past practice of no more than $0.20 per share, and (ii) dividends paid by any of MDLY’s subsidiaries (other than Medley LLC) to any of its wholly-owned subsidiaries;

●	make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

●	grant any stock options or restricted shares or restricted units or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest (except as reasonably necessary to evidence the carried interest awards previously approved by the MDLY Board on May 10, 2018);

●	sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly-owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by MDLY or any of its subsidiaries, in each case other than pursuant to contracts in force as of the date of the MDLY Merger Agreement and set forth in MDLY’s disclosure schedule to the MDLY Merger Agreement;

●	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the MDLY Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or take any action, or knowingly fail to take any action, inconsistent with the treatment of the MDLY Merger as a reorganization for U.S. federal income tax purposes;

●	amend the MDLY certificate of incorporation or the MDLY bylaws or the organizational documents of any subsidiary of MDLY, or take any action to exempt any person or entity (other than Sierra or its subsidiaries) or any action taken by any person or entity from any applicable takeover statute or similarly restrictive provisions of its organizational documents;

●	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract (as defined in the MDLY Merger Agreement) of MDLY (or any contract that, if existing as of the date of the MDLY Merger Agreement, would be a material contract of MDLY), other than (i) any termination or renewal in accordance with the terms of any existing material contract that occurs automatically without any action (other than notice of renewal) by MDLY or any of its subsidiaries, (ii) the entry into any modification or amendment of, or waiver or consent under, any material contract as required or necessitated to obtain any required approval in connection with the MDLY Merger, (iii) the termination of a material contract of MDLY specifically contemplated by the MDLY Merger Agreement or (iv) amendments, waivers or consents to or under the existing debt documents of MDLY in the ordinary course of business consistent with past practice;

●	form any entity that would comprise a subsidiary or dissolve or liquidate any subsidiary;

●	except as required pursuant to the terms of a MDLY employee benefit plan in effect as of the date of the MDLY Merger Agreement, or as otherwise required by applicable law, (i) increase the rate of compensation or benefits payable to any partner, director, executive officer, employee or other service provider of MDLY or any of its subsidiaries (except, for employees who are not executive officers or partners, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 10% in the aggregate), (ii) establish, adopt, materially amend or terminate any MDLY benefit plan or any plan, agreement or arrangement that would be a MDLY benefit plan if in effect on the date of the MDLY Merger Agreement, (iii) take any action to accelerate the vesting, accrual or payment of, or to fund or in any other way secure the payment, of compensation or benefits under any MDLY benefit plan, except as otherwise provided in the MDLY Merger Agreement, or (iv) hire any senior management employee or partner or terminate the employment or services of any senior management employee or partner other than for cause;

●	(i) except for the Termination, Waiver and Lockup Agreement entered into by MDLY, Medley LLC, Medley Group LLC, the Medley LLC Unitholders and Sierra, enter into, amend or modify any MDLY “tax protection agreement” (as defined in the MDLY Merger Agreement), (ii) materially amend any income tax return or any other material tax return, (iii) settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment or (iv) enter into any material closing agreement related to taxes, except, in each case, unless required by applicable tax law or necessary or appropriate to preserve the status of any subsidiary of MDLY as a disregarded entity or partnership for U.S. federal income tax purposes;

●	acquire the assets, business, or properties of any non-affiliated entity, or make any loans, advances or capital contributions to, or investments in, any person or entity (other than any wholly-owned subsidiary of MDLY);

●	allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

●	take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MDLY Merger not being satisfied;

●	implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

●	take any action that would be reasonably expected to prevent, materially impede or delay beyond March 31, 2019 (the “MDLY Outside Date”) the consummation of the transactions contemplated by the MDLY Merger Agreement; or

●	agree to take, or publicly announce an intention to take, any of the foregoing actions.

In addition, Sierra has agreed, except as expressly contemplated or permitted by the MDLY Merger Agreement or as set forth in a schedule to the MDLY Merger Agreement, without the written consent of MDLY (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividend, other than (i) its regular quarterly dividend consistent with past practice, (ii) dividends paid by any of Sierra’s subsidiaries to Sierra or to any of its wholly-owned subsidiaries and (iii) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

●	make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the Sierra Charter or Sierra Bylaws or under Subchapter M of Chapter 1 of the Code;

●	grant any stock options or restricted shares or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

●	issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

●	sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly-owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by any such person or entity, in each case other than pursuant to contracts in force at the date of the MDLY Merger Agreement, except in furtherance of its investment objective as set forth in Sierra’s SEC reports;

●	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the MDLY Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

●	except as discussed above under “The MDLY Merger Agreement—Sierra Charter and Bylaws,” amend, repeal or otherwise modify any provision of the Sierra Charter, the Sierra Bylaws, or the certificate of incorporation or bylaws of Merger Sub in a manner that would adversely affect MDLY, the MDLY Stockholders or the transactions contemplated by the MDLY Merger Agreement;

●	take any action, or permit the taking of any action, that will result in Sierra not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the MDLY Merger Consideration due at the MDLY Merger Closing;

●	take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MDLY Merger Closing not being satisfied;

●	take any action that would be reasonably expected to prevent, materially impede or delay beyond the MDLY Outside Date (i.e., March 31, 2019) the consummation of the transactions contemplated by the MDLY Merger Agreement; or

●	agree to take, or publicly announce an intention to take, any of the foregoing actions.

viii.	Section 15(f) of the 1940 Act

The MDLY Merger Agreement provides that, subject to applicable law and the fiduciary duties of the Sierra Board, Sierra will, to the extent within its control, not take any action, or omit to take any action, that would have the effect of causing the requirements of any of the provisions of Section 15(f) (which governs the receipt of a profit in connection with the sale of an investment adviser to a registered investment fund) not to be met in respect of the transactions contemplated by the MDLY Merger Agreement.

ix.	Employment Matters

At the MDLY Merger Closing, MDLY will cause Medley Capital, LLC to enter into employment agreements, substantially in the form attached to the MDLY Merger Agreement (the “MDLY Employment Agreements”), with certain individuals, as specified in the MDLY Merger Agreement (the “MDLY Executives”). The identity of those individuals, and the related terms of the employment agreements, are set forth in the Sierra Joint Proxy Statement/Prospectus. In addition, prior to the MDLY Merger Closing, and subject to receipt of the applicable exemptive relief, the Sierra Board will adopt the Sierra Incentive Plan, which will contain substantially the same terms as the MDLY Incentive Plan.

x.	Transaction Expenses

Under the MDLY Merger Agreement, all fees and expenses incurred in connection with the MDLY Merger, the MDLY Merger Agreement, and the transactions contemplated by the MDLY Merger Agreement are to be paid by the party incurring such fees or expenses, except that the costs and expenses of preparing, filing, printing and mailing the Sierra Joint Proxy Statement/Prospectus and the MDLY Proxy Statement, all other filing fees and amounts paid to the SEC in connection with the MDLY Merger, and the fees of any HSR Act filing will be borne equally by MDLY and Sierra.

xi.	Conditions to the MDLY Merger

MDLY and Sierra will not be obligated to complete the MDLY Merger unless a number of conditions are satisfied or waived, including:

●	the receipt of MDLY Stockholder Approval;

●	the receipt of Sierra Stockholder Approval;

●	the Registration Statement on Form N-14 shall have been declared effective by the SEC under the 1933 Act and a no stop order suspending the effectiveness of the Registration Statement on Form N-14 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

●	the outstanding shares of Sierra Common Stock, the MDLY Merger Shares and the shares of Sierra Common Stock to be issued in the MCC Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

●	the Order shall have been granted and be in full force and effect as of the MDLY Merger Closing Date;

●	Sierra shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the MDLY Merger Shares;

●	no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the MDLY Merger or any of the other transactions contemplated by the MDLY Merger Agreement shall be in effect;

●	any applicable waiting period (and any extension thereof) applicable to the MDLY Merger under the HSR Act shall have expired or been terminated;

●	all issued and outstanding Medley LLC Units (including Medley LLC Restricted Units that have vested) other than Medley LLC Units held by MDLY, shall have been converted into MDLY Class A Common Stock in accordance with the Exchange Agreement on (and not sooner than) the MDLY Merger Closing Date;

●	the Tax Receivable Termination Agreement, to be effective as of the MDLY Merger Effective Time, shall have been executed and delivered by all necessary parties;

●	each of the conditions to the MCC Merger Closing shall have been satisfied or appropriately waived, and the MCC Merger shall be consummated simultaneously with the MDLY Merger;

●	MDLY shall have obtained written consents to the continuation, following the MDLY Merger Effective Time, of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018;

●	the equity of Merger Sub, as the surviving company in the MDLY Merger, being treated as a portfolio investment of Sierra and reflected in Sierra’s consolidated financial statements at fair value for accounting purposes, and that Merger Sub’s financial results will not be consolidated into the financial statements of Sierra;

●	there shall be no pending suit, action or proceeding by any governmental entity, (i) challenging the acquisition by Sierra of any MDLY Common Stock, seeking to restrain or prohibit the consummation of the MDLY Merger or any other transaction contemplated by the MDLY Merger Agreement or seeking to obtain from MDLY or Sierra any damages that are material in relation to MDLY and its subsidiaries taken as a whole, or (ii) seeking to prohibit Sierra or any of its subsidiaries from effectively controlling in any material respect the business or operations of MDLY and its subsidiaries; and

●	the parties shall have received the written opinion of Eversheds Sutherland (US) LLP (or such other counsel as may be reasonably satisfactory to the parties), dated as of the MDLY Merger Closing Date and in form and substance reasonably satisfactory to the parties, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the MDLY Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

xii.	Termination of the MDLY Merger Agreement

The MDLY Merger Agreement generally may be terminated, whether before or after the receipt of the MDLY Stockholder Approval or the Sierra Stockholder Approval:

(a)	by the mutual written agreement of MDLY and Sierra;

(b)	by either MDLY or Sierra, if any governmental entity whose consent or approval is a condition to the MDLY Merger Closing has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the MDLY Merger Agreement;

(c)	by either MDLY or Sierra, if the MDLY Merger will not have been consummated on or prior to the MDLY Outside Date, unless the failure of the MDLY Merger Closing to occur by such date will be due to the failure of the party seeking to terminate the MDLY Merger Agreement to perform or observe the covenants and agreements of such party set forth in the MDLY Merger Agreement; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the MDLY Merger Closing to occur by or prior to the MDLY Outside Date;

(d)	by either Sierra or MDLY, at any time prior to the MDLY Merger Effective Time, in the event that (i) MDLY or Sierra, as the case may be, has failed to obtain the MDLY Stockholder Approval or the Sierra Stockholder Approval, as applicable, at the special meeting of MDLY Stockholders or the Sierra Special Meeting, respectively, at which a vote is taken on the MDLY Merger, or (ii) the MCC Merger Agreement has been terminated;

(e)	by either MDLY or Sierra (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the MDLY Merger Agreement), if there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the MDLY Merger Agreement on the part of MDLY, in the case of a termination by Sierra, or Sierra, in the case of a termination by MDLY, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the MDLY Merger Closing Date, the failure of certain closing conditions set forth in the MDLY Merger Agreement, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(f)	by Sierra, (i) within 10 business days after the MDLY Board has effected a MDLY Adverse Recommendation Change prior to receipt of the MDLY Stockholder Approval, (ii) in the event the MDLY Board has approved or authorized MDLY or any of its subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a MDLY Merger Competing Proposal or (iii) MDLY fails to include the recommendation of the MDLY Board in the Sierra Joint Proxy Statement/Prospectus;

(g)	by MDLY (at the direction of the MDLY Board or the MDLY Special Committee), in the event that (i) (A) MDLY has received a MDLY Merger Superior Proposal, (B) subject to MDLY’s compliance with the MDLY Merger Agreement as it relates to negotiating in good faith with Sierra regarding the potential amendment of the MDLY Merger Agreement, the MDLY Board or any authorized committee thereof has authorized MDLY to enter into a definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal, and (C) concurrently with the termination of the MDLY Merger Agreement, MDLY pays Sierra the termination fee under the MDLY Merger Agreement and enters into the definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal; or (ii) the MDLY Board (whether at the direction of the MDLY Special Committee or otherwise) has effected a MDLY Adverse Recommendation Change in accordance with the applicable provisions of the MDLY Merger Agreement;

(h)	by MDLY, (i) within 10 business days after the Sierra Board has effected a Sierra MDLY Merger Adverse Recommendation Change prior to receipt of Sierra Stockholder Approval, (ii) in the event the Sierra Board has approved, or authorized Sierra or any of its subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a MDLY Merger Competing Proposal or (iii) Sierra fails to include the recommendation of the Sierra Board in the Sierra Joint Proxy Statement/Prospectus; and

(i)	by Sierra (at the direction of the Sierra Board or the Sierra Special Committee), in the event that: (i) (A) Sierra has received a MDLY Merger Superior Proposal, (B) subject to Sierra’s compliance with its obligations under the MDLY Merger Agreement as it relates to negotiating in good faith with MDLY regarding the potential amendment of the MDLY Merger Agreement, the Sierra Board or any authorized committee thereof has authorized Sierra to enter into a definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal, and (C) concurrently with the termination of the MDLY Merger Agreement, Sierra pays MDLY the termination fee under the MDLY Merger Agreement and enters into the definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal; or (ii) the Sierra Board or any authorized committee thereof has effected a Sierra MDLY Merger Adverse Recommendation Change in accordance with the applicable provisions of the MDLY Merger Agreement.

4.	Additional Regulatory Approvals and Filings

a.	SBA

In addition to the relief sought in this Application, the MCC Merger is conditioned on MCC obtaining from the SBA such approvals as may be necessary for the debentures issued by the SBIC Subsidiary to remain outstanding in accordance with their terms following the MCC Merger Effective Time. The SBIC Subsidiary is seeking SBA approval related to the Mergers. Both of the Sierra Board and the MCC Board expect that the approval requested will be granted. However, there can be no assurance that the SBA will allow the debentures issued by the SBIC Subsidiary to remain outstanding in accordance with their terms.

b.	HSR Act

The HSR Act provides that parties must not complete certain mergers, acquisitions or transfers of assets until they have made a detailed filing with the FTC and the DOJ and waited for those agencies to determine that the transaction will not adversely affect U.S. commerce under the antitrust laws. Each of Sierra, MCC, and MDLY have agreed to file with the FTC and the DOJ, if and to the extent required, a notification and report form relating to the MCC Merger Agreement and the MDLY Merger Agreement, as applicable, and the transactions contemplated thereby as required by the HSR Act, and to take all other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the MCC Merger and the MDLY Merger as soon as practicable. At any time before consummation of the Mergers, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin consummation of the Mergers. Individual states or private parties also may bring actions under the antitrust laws in certain circumstances. There can be no assurance that a challenge to the Mergers on antitrust grounds will not be made or, if a challenge is made, that it will not be successful.

5.	Background of the Mergers

Since Medley Advisors’ inception in 2006, Management operated Medley Advisors’ asset management business with a focus on direct origination, careful structuring and active monitoring of loan portfolios. Medley Advisors’ investment vehicles have generally focused on private middle market companies in the United States that have revenues between $50 million and $1 billion. MCC completed its initial public offering in January 2011. MCC was the first publicly traded BDC to which Medley Advisors provided asset management services. In April of 2012, Medley Advisors launched Sierra, its first public non-traded BDC.

Medley Advisors believed at the outset that to make the Advisory Clients more competitive in the middle-market lending space they should pool their resources in order to have the benefits of scale and greater access to capital that borrowers demanded. In that regard, in November 2013, Medley Advisors and certain Advisory Clients obtained an order from the SEC that expanded Medley Advisors’ ability to engage in transactions that would otherwise be prohibited by Section 57(a)(4) under the 1940 Act and Rule 17d-1 thereunder among the BDCs and other funds managed by Medley Advisors. Since that time, competition for private debt investment opportunities in the lower middle market has significantly intensified and Medley Advisors believes that the need for scale in the asset management business has become even more important. As a result of the Proposed Business Combination, the assets under management of the Combined Company will increase, which will offer the potential for scale for investment and financing flexibility.

In May 2017, MDLY embarked on a process to consider a range of strategic transactions to help Medley Advisors achieve a level of scale that it believed would make it more competitive in the asset management business. In that regard, with a larger asset management platform, Medley Advisors expected that it would have stronger deal origination capabilities, operational efficiencies, greater scale for investment and financing options, improved access to capital for their prospective borrowers, greater access to financial sponsors, and substantial and higher quality deal flow. For all of the foregoing reasons, Medley Advisors believed that achieving greater scale would also benefit each of Sierra and MCC and their respective stockholders. On May 25, 2017, at the invitation of Management as representatives of MDLY, representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”) met with Management to discuss possible strategic partnerships for MDLY based on public information. MDLY retained the services of UBS and Credit Suisse for the purpose of conducting a limited outreach to potential parties that might have been interested in proposing a strategic transaction with MDLY and Medley Advisors. As a result of the outreach, 19 parties expressed interest in pursuing an acquisition of MDLY and Medley Advisors. Following some preliminary discussions, seven of the 19 parties executed confidentiality agreements with MDLY and received certain information about MDLY’s and Medley Advisors’ business. In July 2017, two of the interested parties submitted non-binding bids to acquire MDLY and Medley Advisors. One of the interested parties proposed an acquisition of MDLY and Medley Advisors for cash, at a purchase price of $8.74 per share; the other proposed a combination in exchange for consideration of $50 million in cash and stock of the combined entity, at an aggregate purchase price of $8.05 - $8.53 per share and, subsequently, a combination in exchange for consideration of $50 million in cash and stock of the combined entity, at an aggregate purchase price of $8.50 - $9.00 per share. However, neither bid progressed beyond the initial indication of interest.

Following the conclusion of the process described above, in the fall of 2017, MDLY concluded that a strategic transaction would be more likely to succeed with a refined search focused on potential partners that shared certain qualities. In that regard, in October 2017 MDLY retained the services of Goldman Sachs and Broadhaven Capital Partners (“Broadhaven”) to reach out to a select group of potential partners that met the following criteria: (1) asset management firms that could serve as consolidators and recognize meaningful value creation through the addition of Medley Advisors and the Advisory Clients; (2) partners that could offer MDLY and Medley Advisors the potential to combine businesses and/or create a new business line in the context of a strategic transaction; or (3) private equity firms for which Medley Advisors would be an alternative asset management platform with the ability to add additional businesses and products over time to broaden the platform and capitalize on strong alternative industry growth trends.

Based upon the foregoing guidelines, at the direction of MDLY, representatives of Goldman Sachs and Broadhaven started the process by inviting 38 potential strategic partners or buyers of Medley Advisors’ asset management business to participate in the preliminary round of a two-round sale process. Of the 38 invitees, 24 of them executed confidentiality agreements and received information on Medley Advisors and the Advisory Clients. Seven of these 24 were provided access to Management and engaged in discussions with Management on Medley Advisors’ operations. Six of the potential buyers then participated in the second round of the sale process, which included substantive meetings with Management and the undertaking of a thorough diligence review of Medley Advisors and its Advisory Clients.

In order to protect the information of MDLY and its affiliates, and to ensure the integrity of the strategic review process, all potential bidders entered into confidentiality agreements with MDLY in connection with its exploration of strategic alternatives, under which potential bidders agreed, among other things, to keep the information they received confidential and to abide by customary “standstill” provisions relating to MDLY, its subsidiaries, Sierra and MCC. Under those standstill provisions, potential bidders agreed, except as requested or consented to by MDLY, not to take certain actions regarding strategic transactions or management or control of MDLY, its subsidiaries, Sierra or MCC and, subject to an exception to permit confidential requests for waivers following the public announcement of an acquisition transaction, not to request waivers of those standstill provisions, in each case during the relevant standstill period. Because the standstill period applicable to a counterparty is a function of the date on which the relevant confidentiality agreement was entered into, as of the date of this Application, the standstill provisions in 23 of the 31 confidentiality agreements have expired, and an additional 2 will expire prior to the scheduled date of the Special Meetings. In addition, even where standstill provisions remain in effect, all counterparties subject to such standstill provisions are permitted to confidentially seek a waiver of the standstill provisions in order to privately submit a MDLY Merger Competing Proposal with respect to MDLY, its subsidiaries, Sierra and/or MCC.

During the period from November 2017 through the first week of December 2017, representatives of Goldman Sachs and Broadhaven received indications of interest from eight potential partners. Of the eight indications of interest, six were strategic buyers looking to grow their existing asset management business and two were private equity funds. Following extensive discussions with each of the eight potential partners, MDLY selected the three most viable indications of interest (the “Viable Expressions of Interest”), and requested such interested parties to submit a mark-up of the draft merger agreement that was provided by MDLY no later than January 5, 2018 and to submit a final bid by January 10, 2018.

On January 3, 2018, Goldman Sachs provided relationship disclosure to MDLY that indicated, among other things, that during the prior two-year period the Investment Banking Division of Goldman Sachs did not perform any financial advisory and/or underwriting services for the three interested parties, MCC, Sierra, or any of their respective affiliates for which Goldman Sachs recognized compensation.

In accordance with MDLY’s proposal instructions, on January 10, 2018, one of the three interested parties (“Party X”) submitted a non-binding bid letter (the “Initial Party X Proposal”) and comments on the proposed merger agreement. However, the Initial Party X Proposal indicated Party X’s preference for an asset purchase transaction rather than a merger. Moreover, negotiations with Party X did not result in an actionable transaction, and a number of issues remained unresolved when negotiations terminated. As a result, because each of Party X’s proposals submitted were non-binding, included various conditions and carve-outs, and involved different forms of consideration (some of which was contingent), both Management and the MDLY Board believe it is impracticable and speculative to assign any actionable or tangible value to the Party X proposals described below.

The Initial Party X Proposal included a non-binding proposal expressing a preference to purchase substantially all the assets of MDLY’s business (rather than a merger) for an equity value per share (taking into account cash and cash equivalents of MDLY that would not be purchased) representing a premium over the trading price of MDLY Class A Common Stock as of the date of the Initial Party X Proposal. The Initial Party X Proposal contemplated a purchase price of $244 million at $7.98 per share, and an enterprise value of $300 million, payable through a combination of $138.3 million in cash (an unspecified portion of which would be borrowed), $60.7 million of assumed cash and cash equivalents from MDLY’s balance sheet, and $50 million of seller financing on terms to be determined, in the form of a note to be issued to holders of Medley LLC Units. While Party X indicated that the Initial Party X Proposal represented a per share price of $7.98 per share, the Initial Party X proposal indicated that an unspecified portion of that amount was contingent and payable over time on terms that had not been proposed. Specifically, the proposal indicated that an unspecified amount of the cash proceeds would be placed in escrow, and the amounts in escrow, together with an unspecified amount under the note, would be subject to offset for indemnification. Based on the terms of the Initial Party X Proposal, MDLY and its advisors began negotiating terms with Party X. From January 12, 2018 through January 24, 2018, MDLY and Party X engaged in further negotiations, which resulted in the exchange of numerous proposals and counter-proposals.

Based upon these discussions, on January 26, 2018, Management held meetings with the MCC Board and the Sierra Board to provide them with an update on the potential transaction with Party X.  Each of the MCC Board and Sierra Board established the MCC Special Committee and the Sierra Special Committee, respectively, and authorized the committees to evaluate the merits of a potential sale of substantially all of Medley Advisors’ assets to Party X, which, in turn, would have constituted the assignment of Sierra’s and MCC’s respective advisory contracts with Medley Advisors.  On February 7, 2018, the MDLY Board established the MDLY Special Committee and authorized it to, among other things, evaluate the merits of the potential sale of MDLY to Party X.

On February 9, 2018, Party X updated the Initial Party X Proposal (the “Second Party X Proposal”) to slightly increase the proposed purchase price and to clarify other terms, including the identity of the purchaser (a newly formed shell corporation), the assets and liabilities to be acquired (or not acquired) and other related matters. The Second Party X Proposal contemplated a purchase price of $313 million, payable through a combination of $151.3 million in cash (a portion of which would be borrowed), $45 million in a promissory note issued to MDLY, and the assumption of MDLY’s existing senior secured indebtedness, but excluded certain assets (estimated by Party X to equal approximately $47.7 million) from the transaction. Also on February 9, 2018, MDLY and Party X entered into an exclusivity agreement regarding the proposed transaction described above through March 15, 2018.

Negotiations regarding the economic terms of the transaction and the related approval of a new investment advisor to Sierra as a result of the contemplated assignment of Sierra’s and MCC’s respective advisory contracts with Medley Advisors continued over the following weeks.  From February 22, 2018 through March 5, 2018, counsel to the parties exchanged drafts of transaction documents and negotiations continued.  On March 15, 2018, Party X submitted a revised proposal (the “Third Party X Proposal”) that reduced the purchase price significantly and made other material changes to the Second Party X Proposal. The Third Party X Proposal contemplated a purchase price of $290 million, payable through a combination of $128.3 million in cash (a portion of which would be borrowed), $45.3 million in the form of a promissory note issued to MDLY, and the assumption of MDLY’s existing senior secured indebtedness. Based on the changed economic terms, as well as the other terms of the Third Party X Proposal, MDLY determined that the Third Party X Proposal was not in the best interests of MDLY or Medley Advisors.  On that basis, MDLY terminated discussions with Party X.

In April 2018, MDLY reengaged in discussions with two of the other bidders that had previously submitted indications of interest. In each case, those discussions did not lead to a further proposal or other indication of interest to MDLY. Also in April 2018, Party X reinitiated contact with MDLY and, on April 19, 2018, updated the Third Party X Proposal (the “Fourth Party X Proposal”) and subsequently provided an updated draft of an asset purchase agreement that reflected the Fourth Party X Proposal. The Fourth Party X Proposal contemplated a purchase price that would be payable through a combination of $151.3 million in cash (a portion of which would be borrowed) and $30 million in a promissory note issued to MDLY, plus the acquisition of the net working capital of Medley LLC at $0.90 per $1.00 of net working capital. Although the Fourth Party X Proposal reflected a slight increase in the cash portion of the purchase price to be paid and agreement on several other outstanding points, the Fourth Party X Proposal also included a number of changes that materially changed the transaction, including a decrease in the amount of the note to be delivered by Party X; a discount on the amount to be paid for the working capital delivered by MDLY to Party X; a downward purchase price adjustment tied to failure to obtain consents of certain advisory clients; and a downward purchase price adjustment tied to the performance of certain assets.  In addition, the Fourth Party X Proposal reflected a shell purchaser with no parent or affiliate guaranteeing the obligations of the buyer and a closing condition tied to Party X’s ability to obtaining the needed financing, with MDLY’s sole recourse being the right to receive a reverse termination fee from Party X in the event Party X could not obtain financing.  Between April 23, 2018 and May 2, 2018, MDLY and Party X engaged in negotiations regarding the Fourth Party X Proposal, exchanged drafts of transaction documentation, and participated in a series of due diligence meetings.  However, prior to reaching final agreement on transaction terms and holding meetings with the MCC Special Committee and Sierra Special Committee to provide a transaction update and to introduce Party X to the MCC and Sierra independent directors, Party X informed MDLY that it was withdrawing the Fourth Party X Proposal and that it did not intend to continue to pursue a potential transaction.

Shortly after MDLY and Party X terminated their discussions, a limited number of parties made inquiries to MDLY regarding a possible transaction. Specifically, four parties entered into confidentiality agreements, but only one of the four followed up with a preliminary indication of interest. In addition, two parties that did not sign confidentiality agreements made unsolicited inquiries to MDLY, and one of the two submitted an unsolicited indication of interest. Management assessed each of the foregoing inquiries and advised the MDLY Board that, based upon the rudimentary nature of the submissions that were actually presented to MDLY, the fact that any financial terms included in such submissions did not provide compelling value to MDLY and its stockholders, and the fact that the other inquiries did not materialize into further discussions, they did not believe that any of the parties had presented a viable indication of interest that was worth pursuing. The MDLY Board agreed with Management’s assessment.

6.	Management’s Conflicts of Interest and Role in the Mergers

Various measures were implemented to address actual and potential conflicts of interests in light of the fact that each of the Mergers is cross conditioned on the simultaneous closing of the other, resulting in a required agreement among three affiliated, yet separate and distinct public entities, as well as the Medley LLC Unitholders (each of whom is a member of Management). These actual or potential conflicts of interests include the fact that: Medley Advisors has fiduciary duties to each of Sierra, MCC, MDLY and their respective stockholders; certain members of Management control Medley Advisors, are executive officers of Sierra, MCC and MDLY, and control Medley Group LLC, which in turn controls MDLY; certain members of Management have, individual interests in the Medley LLC Units and shares of MCC Common Stock, voting power over approximately 14% of the outstanding shares of MCC Common Stock held by Medley Seed Funding I LLC, contractual rights under the Tax Receivable Agreement, and individual interests relating to the terms of their respective individual future employment with the Combined Company. Specifically, Brook Taube and Seth Taube each currently hold controlling voting interests in Medley Advisors, and, if the Mergers are consummated, will serve as the Chairman of the Combined Company Board and Chief Executive Officer and Chief Investment Officer of the Combined Company in the case of Brook Taube, and the Vice Chairman, Senior Executive Vice President and Senior Managing Director of the Combined Company in the case of Seth Taube. Other members of Management, who currently serve as executive officers and/or senior personnel of Medley Advisors, Sierra, MCC and MDLY, will also serve as executive officers of the Combined Company if the Mergers are consummated.

In order to mitigate these and other conflicts (as described herein), the boards of directors of each of Sierra, MCC and MDLY expanded the authority of the previously formed special committees, each of which was comprised solely of independent and disinterested directors, to, among other things, negotiate and evaluate the Proposed Business Combination. Each of the Sierra Special Committee, MCC Special Committee and MDLY Special Committee had the authority to, among other things: (i) evaluate and review the terms and conditions of the Proposed Business Combination or any alternative thereto; (ii) communicate and negotiate (or direct the communication or negotiation) with respect to the terms and conditions of the Proposed Business Combination or any alternative thereto; (iii) determine whether the Proposed Business Combination or any alternative thereto is advisable and is fair to, and in the best interests of the applicable company and its stockholders; (iv) recommend to their respective board of directors the rejection or approval and effectuation of the Proposed Business Combination or any alternative thereto; (v) consider, evaluate, review and monitor all proceedings and activities of the applicable company related to the Proposed Business Combination or any alternative thereto; (vi) consider, evaluate and recommend to their respective board of directors the approval and adoption of the forms, terms and provisions of any agreements relating to the Proposed Business Combination or any alternative thereto; (vii) consider, evaluate, and recommend to their respective board of directors the authorization of the execution and delivery of any such agreements relating to the Proposed Business Combination or any alternative thereto; and (viii) hire any advisors that they deemed appropriate, including their own independent legal counsel and independent financial advisor.

This broad authority enabled each of the respective boards to consult with and rely on the advice of experts who, like the independent directors themselves, were determined to be independent of the other parties to the transaction and could provide advice and guidance solely for the purpose of serving the best interests of the respective stockholders of each entity. In addition, each of the Sierra Board, MCC Board and MDLY Board conditioned its ability to recommend the Proposed Business Combination, or any alternative thereto, to their respective stockholders or otherwise approve or authorize such transaction, on the prior favorable recommendation of such transaction by its special committee.

Throughout the process of negotiating the terms of the Mergers, Management generally served in the following capacities.  Management proposed an initial framework around which the Sierra Special Committee, MCC Special Committee and MDLY Special Committee could begin discussions and facilitated negotiations among the parties. Management participated in meetings with each special committee and its advisors. Each special committee held meetings at which both its advisors and Management were present and meetings at which only the special committee’s advisors were present. Members of Management represented their individual interests as holders of the Medley LLC Units and shares of MCC (as described more fully in this Application) in negotiating the resulting benefits they would receive from any consideration paid to MCC and MDLY by Sierra. Members of Management also represented their individual interests in negotiating their employment contracts with the Combined Company.  In this regard, Management negotiated their employment contracts and related compensation from the Combined Company with the Sierra Special Committee, as Sierra will be the surviving entity. Management retained separate legal counsel to negotiate their employment contracts with the Sierra Special Committee’s independent legal counsel and the Sierra Special Committee retained an independent compensation consultant to provide advice concerning executive compensation in connection with the transaction.

7.	The Considerations of Sierra, MCC, and MDLY

Set forth below is a summary of the process undertaken by each of the Sierra Special Committee, MCC Special Committee and MDLY Special Committee, and an analysis of the various factors that formed the basis of each committee’s decision to recommend the approval of the Mergers to their respective board of directors. Any description of Management’s actions in each such section should be understood in the context of the foregoing depiction of Management’s role throughout the process of considering the Proposed Business Combination.

a.	Sierra

At a special meeting on June 18, 2018, the Sierra Board considered the potential three-way combination of Sierra, MCC and MDLY (the “Proposed Business Combination”), the rationale for the Proposed Business Combination, and the initial terms of a potential framework around which the Proposed Business Combination could be effected. Pursuant to the initial framework, MCC would merger with and into Sierra, and Sierra would acquire MDLY through a merger of MDLY with and into a wholly-owned subsidiary of Sierra. The proposed MCC Merger would take the form of a stock-for-stock merger in which MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock using a proposed exchange ratio of 0.76 shares of Sierra Common Stock for each share of MCC Common Stock. The proposed cash consideration in regard to the proposed MDLY Merger was, among other things, intended to address the tax liability that would be incurred by the holders of Medley LLC Units as a result of the closing of the MDLY Merger. It was noted that under a certain Tax Receivable Agreement, dated as of September 23, 2014, among MDLY and the Medley LLC Unitholders (other than MDLY) (the “Tax Receivable Agreement”) the value of certain future tax benefits was allocated 85% to the holders of Medley LLC Units and 15% to the holders of the shares of MDLY Class A Common Stock (the “MDLY Public Stockholders”) and that following the Proposed Business Combination the Combined Company would receive the benefit that previously was allocated to the MDLY Public Stockholders. The Sierra Board also discussed with Management next steps and a tentative timeline for evaluating and voting on the Proposed Business Combination.

Following the Sierra Board meeting on June 18, 2018, the Sierra Special Committee met with representatives of Broadhaven to discuss the possibility of the Sierra Special Committee engaging Broadhaven to act as an independent financial advisor to the Sierra Special Committee. The Sierra Special Committee reviewed materials that had been provided by Broadhaven in advance of the meeting. The materials included (1) an overview of Broadhaven, (2) a description of the fiduciary process to be undertaken by the Sierra Special Committee, (3) a description of the benefits and issues to consider with respect to various strategic alternatives, (4) a description of selected prior transactions in which Broadhaven had served as an advisor, and (5) financial advisor fee precedents for comparable types of transactions. Broadhaven, among other things, presented its qualifications, discussed the manner in which it would analyze the framework for the Proposed Business Combination, and discussed work it and members of the proposed engagement team had performed for MDLY in the past. Broadhaven representatives also discussed with the Sierra Special Committee that Broadhaven previously had been engaged by MDLY on October 11, 2017 to advise MDLY in connection with a potential strategic transaction and that the engagement had been terminated on June 15, 2018. The Broadhaven representatives noted that Broadhaven had received no fees from MDLY in connection with that engagement and that Broadhaven had waived the “tail” provisions, which would have provided for a payment to Broadhaven if MDLY had completed a transaction during a specified period following the termination of Broadhaven’s engagement, arising from that engagement.

On June 22, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Sullivan & Worcester LLP (“S&W”), counsel retained by the Sierra Special Committee. During that meeting the Sierra Special Committee discussed whether to engage Broadhaven as its independent financial advisor and, if selected, the terms of the engagement. The Sierra Special Committee also discussed the possible composition of the Combined Company Board following the closing of the Proposed Business Combination. In addition, the Sierra Special Committee discussed the formal continuation of the Sierra Special Committee and the compensation to be paid to the Chair and members of the Sierra Special Committee. Finally, the Sierra Special Committee discussed next steps in terms of engaging Broadhaven and formalizing the Committee’s role in evaluating the Proposed Business Combination.

On July 2, 2018, the Sierra Special Committee met in person with representatives of S&W. In response to inquiries from the Sierra Special Committee, the S&W representatives reviewed with the Sierra Special Committee S&W’s evaluation of the prior engagement of Broadhaven by MDLY. The S&W representatives noted the following: (1) Broadhaven had terminated the prior engagement with MDLY and had waived the “tail” provisions arising from that engagement, and (2) Broadhaven had received no fees in connection with the prior engagement with MDLY. Following discussion with the S&W representatives, the Sierra Special Committee determined that Broadhaven’s prior engagement by MDLY would not adversely affect Broadhaven’s ability to render independent advice to the Sierra Special Committee concerning the proposed Mergers and engaged Broadhaven to serve as the Committee’s independent financial advisor. At the meeting, the Sierra Special Committee also confirmed the continued engagement of S&W as independent legal counsel to the Sierra Special Committee in connection with the Proposed Business Combination. Following the decision to retain Broadhaven, representatives of Broadhaven joined the meeting. S&W representatives discussed the Sierra Special Committee members’ duties and responsibilities in evaluating the Proposed Business Combination, while Broadhaven representatives presented a preliminary work plan and timeline and identified certain aspects of the Proposed Business Combination that Broadhaven intended to closely examine.

Immediately following the meeting among the Sierra Special Committee and representatives of Broadhaven and S&W, the Sierra Board held an in-person meeting. During that meeting, and after discussion, the Sierra Board, among other things: (1) ratified the establishment of the Sierra Special Committee and all actions taken by the Sierra Special Committee to date, (2) authorized the Sierra Special Committee to evaluate and review the terms of the Proposed Business Combination, (3) authorized the Sierra Special Committee to make a recommendation to the Sierra Board regarding the Proposed Business Combination, (4) authorized the Sierra Special Committee to make a recommendation to the Sierra Board regarding any agreements relating to the Proposed Business Combination, (5) approved the compensation of the Chair and members of the Sierra Special Committee and the reimbursement of any out-of-pocket expenses, and (6) authorized the Sierra Special Committee to select and retain consultants and agents, including independent financial and legal advisors, to assist the Sierra Special Committee in evaluating the Proposed Business Combination.

Following the meeting of the Sierra Board, the Sierra Special Committee reconvened. The members of the Sierra Special Committee were joined by representatives of Broadhaven, Management, Eversheds Sutherland US (LLP) (“Eversheds Sutherland”), which acted as regular outside counsel for Sierra, MCC and MDLY on common issues, and S&W. Representatives of Eversheds Sutherland discussed their communications to date with the staff of the SEC’s Division of Investment Management (the “Staff”) concerning the Proposed Business Combination. Eversheds Sutherland explained that the SEC would need to issue an exemptive order in connection with the Proposed Business Combination. In addition, Eversheds Sutherland discussed the need for exemptive relief from the SEC to allow the Combined Company to own shares of a registered investment adviser in excess of the limits set forth in rules adopted under the 1940 Act. Representatives of Eversheds Sutherland also discussed certain tax consequences of the proposed MDLY Merger, including tax implications under the Tax Receivable Agreement.

The Sierra Special Committee then discussed with Management a proposal to have Merger Sub enter into employment agreements with five members of Management that would become effective upon the closing of the Proposed Business Combination. Management said it would provide the Sierra Special Committee with the proposed executive compensation packages for each of the five members of Merger Sub’s management with a form of employment agreement to follow.

The Sierra Special Committee next discussed the Proposed Business Combination with Broadhaven, S&W and Management, in its capacity as a facilitator of discussions between the Sierra Special Committee, MCC Special Committee, and MDLY Special Committee. Management discussed, among other things: (1) MDLY’s current advisory business and projected growth of that business in the coming years, (2) MCC’s non-accrual assets, and (3) the status of the SBIC Subsidiary. Management responded to questions from the Sierra Special Committee, Broadhaven and S&W.

Following their presentation, the representatives of Management and Eversheds Sutherland were excused from the meeting and the Sierra Special Committee met with representatives of Broadhaven and S&W. The Sierra Special Committee, Broadhaven and S&W discussed, among other things: (1) the timing and scope of the due diligence that would be conducted, (2) the legal and regulatory aspects of the Proposed Business Combination, (3) the role of each of Broadhaven and S&W and the work to be conducted by each of them, (4) the role of the Sierra Special Committee in the analysis and in any negotiation of the Proposed Business Combination, and (5) the timing and scope of future meetings of the Sierra Special Committee. Representatives of S&W reported on the status of their due diligence review of materials posted to the electronic data room.

On July 15, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting representatives of Broadhaven reviewed in detail a report on their analysis of the Proposed Business Combination, which had been provided to the Sierra Special Committee in advance of the meeting. Broadhaven representatives began by reporting that they had substantially completed their financial due diligence, which included, among other things, evaluation of (1) the overall structure of the Proposed Business Combination, (2) the financial outlook of each of Sierra, MCC and MDLY, (3) the legal, tax and regulatory components of the Proposed Business Combination, and (4) Management’s analysis of the potential benefits of the Proposed Business Combination to Sierra Stockholders. Broadhaven representatives then discussed their preliminary report, which included (1) a stand-alone valuation analysis for each of Sierra, MCC and MDLY, (2) a pro forma analysis of the Combined Company, (3) potential modifications to the proposed structure of the Combined Company, and (4) a preliminary framework for future negotiations with MDLY and MCC.

The Sierra Special Committee reviewed with representatives of Broadhaven and S&W the rationale for the Proposed Business Combination. These included (1) providing liquidity to Sierra Stockholders, (2) the potential for realizing meaningful accretion to NII, NAV and return on equity (“ROE”), (3) the internalization of management, (4) greater diversification and scale benefits arising from consolidation of assets under management, (5) potential cost savings, (6) potential benefits from growth in the institutional asset management business, and (7) the alignment of the interests of Management and the Combined Company Stockholders.

The Sierra Special Committee next reviewed with representatives of Broadhaven and S&W the benefits and issues with a variety of strategic alternatives, including (1) maintenance of the status quo, (2) listing Sierra Common Stock on a national securities exchange, (3) entering into a transaction with an independent third party, (4) entering into the MDLY Merger only, and (5) entering into the MCC Merger only. The Sierra Special Committee directed the representatives of Broadhaven and S&W to continue their work on the Proposed Business Combination as they evaluated these alternatives.

The Sierra Special Committee discussed with representatives of Broadhaven the stand-alone valuations of each of Sierra and MCC. Broadhaven representatives noted that Sierra and MCC were similar in important ways, including that that there was an approximately 50% overlap in their investment portfolios as of March 31, 2018. Broadhaven representatives also observed that while non-accrual assets represented a larger percentage of MCC’s investment portfolio, Sierra held some of the same non-accrual assets in its investment portfolio. The percentage of non-accrual assets in a portfolio is important for measuring the credit performance of a fund and assessing credit risk, including the risk of future write-downs.

Broadhaven representatives then provided to the Sierra Special Committee a summary of Sierra’s and MCC’s estimated financial results through June 30, 2018 as well as forecasts for each of Sierra and MCC through the end of 2019, all of which had been prepared by Management. Broadhaven representatives noted that the forecasts did not account for any prospective credit losses because, according to Management, it was difficult to predict future credit losses. Broadhaven representatives indicated that MCC’s credit performance was at or near the bottom of publicly traded BDCs and that its GAAP ROE had been negative over certain periods. Broadhaven representatives reviewed the market price of MCC Common Stock since MCC’s initial public offering as well as the market discount to NAV over that same period of time, noting that the market price had steadily declined and the market discount had increased over time. Broadhaven representatives then discussed MCC’s trading metrics compared to those of other publicly traded BDCs, including both internally managed and externally managed BDCs.

In order to provide the Sierra Special Committee with comparative benchmarks, Broadhaven representatives next discussed the performance of two BDCs non-listed that were subsequently listed on a national securities exchange. They explained that these two BDCs were important precedents because their initial capital was raised in a similar fashion to Sierra’s and they were each successful in their public listings on a standalone basis. Broadhaven representatives also discussed the performance of certain BDCs and how MCC compared to these other BDCs from a trading perspective. Broadhaven representatives noted that the average and median of the purchase price relative to the NAV for the comparable BDCs was 75% and 80%, respectively.

At the request of the Sierra Special Committee, Broadhaven representatives reviewed the non-accrual assets held by each of Sierra and MCC. Broadhaven representatives noted that as of the end of the second quarter of 2018, non-accrual assets accounted for approximately 4.1% of the fair market value of Sierra’s investment portfolio and approximately 8.4% of the fair market value of MCC’s investment portfolio. Broadhaven representatives next discussed the overlap in Sierra’s and MCC’s investment portfolios. Broadhaven representatives then reviewed their analysis of Sierra at various discounts to NAV. Broadhaven representatives noted that, based on various metrics for publicly traded BDCs, including ROE, non-accrual assets as a percentage of investment portfolio, dividend yield, price/book value, and price/earnings, they believed that Sierra Common Stock, if listed on a standalone basis, would likely trade at a significant discount to NAV. Broadhaven representatives then discussed a potential exchange ratio of 0.76 that was an element of the initial framework analyzing the Proposed Business Combination both assuming Sierra Common Stock were to trade at its current NAV, and then at various discounts to NAV. Based on the estimated range of values for the Sierra Common Stock, Broadhaven representatives calculated the resulting implied prices that would be paid to MCC Common Stockholders and compared such prices to the NAV of MCC and the current market price for MCC Common Stock. Broadhaven representatives discussed the proposed exchange ratio in view of the anticipated contribution of Sierra and MCC to the Combined Company in terms of revenue, NII and net earnings. Finally, Broadhaven representatives noted that the proposed exchange ratio between Sierra and MCC was within a range that likely represented economic reality and that the relationship between Sierra and MCC as reflected by the proposed exchange ratio was appropriate.

The Sierra Special Committee next discussed the valuation of MDLY with the Broadhaven representatives. Broadhaven representatives provided a summary of MDLY’s estimated financial results through June 30, 2018 as well as forecasts for MDLY through the end of 2019, both of which had been prepared by Management. Broadhaven representatives reviewed the market price of MDLY Class A Common Stock since MDLY’s initial public offering as well as the market price relative to earnings per share. Broadhaven representatives then discussed MDLY’s trading metrics compared to those of publicly traded traditional asset managers and alternative asset managers. Broadhaven representatives then reviewed certain transactions involving BDC managers and how MDLY compared to these other BDC managers.

Broadhaven representatives next reviewed with the Sierra Special Committee the discounted cash flow analysis for MDLY Common Stock, which was based upon forecasts prepared by Management. Broadhaven representatives indicated that a 12% to 14% discount appeared to be reasonable and that using a discount rate in this range would result in an implied share price of $5.98 at the low end and $14.13 at the high end.

Next, the Sierra Special Committee discussed the proposed structure of the Combined Company with representatives of Broadhaven and S&W. Broadhaven representatives reviewed the benefits of having an asset management company as a portfolio company, including the benefits to the capital structure of the Combined Company. Broadhaven representatives also discussed the impact of the Combined Company maintaining a management agreement with its wholly owned investment advisor. Broadhaven representatives explained that the revenue paid by the Combined Company to its wholly owned investment advisor would result in taxable income for the advisor, but the tax shield created by the Tax Receivable Agreement could be utilized to offset a portion of the investment advisor’s taxable income. Broadhaven representatives then reviewed their estimate of the value of the Tax Receivable Agreement and various alternatives for renegotiating the Tax Receivable Agreement, including modifying the allocation of tax benefits between Medley LLC Unitholders and the Combined Company.

Broadhaven representatives then reviewed with the Sierra Special Committee the terms of the Proposed Business Combination, noting that their summary reflected the framework discussed at the June 18, 2018 Sierra Board meeting. Broadhaven representatives also reviewed their analysis of the anticipated contribution of Sierra, MDLY and MCC to the Combined Company in terms of revenue, NII and net earnings.

The Sierra Special Committee next reviewed the expected benefits of the Proposed Business Combination with representatives of Broadhaven and S&W. These included (1) providing liquidity to Sierra Stockholders, (2) the potential for realizing meaningful accretion to NII, NAV and ROE, (3) the internalization of management, (4) greater diversification and scale benefits arising from consolidation of assets under management, (5) potential cost savings, (6) potential benefits from growth in the institutional asset management business, and (7) the alignment of the interests of Management and the Combined Company Stockholders. The Sierra Special Committee also discussed with representatives of Broadhaven and S&W the actual or potential disadvantages of the Proposed Business Combination, which included merging with two companies that had identifiable weaknesses. With respect to MCC, these weaknesses included a significant level of non-accrual assets and the fact that its shares traded at a significant discount to NAV. With respect to MDLY, these weaknesses included a reduction in fee-earning assets under management and in net income from the prior year. Finally, Broadhaven representatives set out a number of negotiating topics for the Sierra Special Committee to consider. These topics included the exchange ratio for each of MDLY Common Stock and MCC Common Stock, the treatment of the Tax Receivable Agreement, the mix of cash and stock for MDLY Common Stock, and the composition of the Combined Company Board and its management.

Taking into account the expected benefits of the Proposed Business Combination, the Sierra Special Committee determined that pursuing the Proposed Business Combination would be likely to provide greater benefits to Sierra Stockholders than the possible alternatives. Specifically:

(1)	Maintaining the status quo would mean that Sierra Stockholders would continue to have limited liquidity and suboptimal scale and would not provide for internalization of management or alignment of the interests of Management and the Combined Company Stockholders.

(2)	Listing Sierra Common Stock on a stock exchange would provide increased liquidity for Sierra Stockholders, but the shares would likely trade at a significant discount to NAV, and Sierra would not realize the benefits of increased diversification and scale, internalization of management, ownership of an institutional asset management business, or alignment of the interests of Management and the Combined Company Stockholders.

(3)	Pursuing a merger with a third party or a sale of substantially all of Sierra’s assets was unlikely to be successful because, notwithstanding that the strategic review process conducted by MDLY and its financial advisors during the period from May 2017 through the spring of 2018 only contemplated potential bids for strategic transactions with MDLY, it was reasonable to expect that, if any of the parties to the strategic review process had an interest in a merger or buying some or all of the assets of Sierra, they would have expressed it or sought a waiver from MDLY to pursue such a merger or purchase. None of the prospective bidders did so.

(4)	A combination with MDLY alone would provide the benefits of internalization of management and ownership of an institutional asset management business but would not provide greater diversification and scale.

(5)	A combination with MCC alone would provide improved liquidity and greater diversification and scale, but would not provide the benefits of internalization of management, ownership of an institutional asset management business, or alignment of the interests of Management and the Combined Company Stockholders.

The Sierra Special Committee accordingly determined that it was in the best interests of Sierra and Sierra Stockholders to pursue the Proposed Business Combination, subject to negotiation of terms that would be fair and reasonable to Sierra and Sierra Stockholders.

On July 18, 2018, the Sierra Special Committee held an in-person meeting with representatives of Broadhaven and S&W. Broadhaven representatives provided an update on the status of the MCC Special Committee and the MDLY Special Committee based on their conversations with Management and representatives of Goldman Sachs. Broadhaven also discussed supplemental materials that had been provided by Management prior to the meeting. The materials included an updated framework, dated July 12, 2018, that reflected estimated June 30, 2018 financial results but generally held other assumptions constant with the framework discussed at the June 18, 2018 meeting of the Sierra Board. The July 12, 2018 framework reflected a proposed exchange ratio of 0.72 shares of Sierra Common Stock for each share of MCC Common Stock and consideration to MDLY Stockholders of $3.75 in cash and 0.43 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. The Sierra Special Committee discussed with the representatives of S&W and Broadhaven the proposed executive compensation and expressed its desire to engage a consultant to advise the Sierra Special Committee on the reasonableness of the proposed executive compensation. After discussion, and on the basis of a recommendation from the Broadhaven representatives, the Sierra Special Committee determined to explore the possibility of engaging Johnson & Associates to assist the Committee in evaluating the reasonableness of the proposed executive compensation. The Sierra Special Committee also discussed the composition of the Combined Company Board and asked the S&W representatives to provide a variety of information about the board composition of other BDCs.

The members of the Sierra Special Committee indicated that they were in favor of proceeding with the negotiation of the terms for the Proposed Business Combination. There was then a discussion of the various alternatives concerning the Tax Receivable Agreement.

The Sierra Special Committee also indicated that they wanted Management to provide more detailed information about the estimated cost savings to be achieved as a result of the Proposed Business Combination. Broadhaven representatives recommended a negotiating position that addressed, among other things, the price offered for MDLY, and the mix of stock and cash be paid to MDLY Stockholders in each case as compared to that contemplated in the initial framework. In addition, Broadhaven representatives recommended that the Tax Receivable Agreement be tied to actual tax savings and that the allocation of the benefits under the Tax Receivable Agreement between Medley LLC Unitholders and the Combined Company be changed for the benefit of Sierra Stockholders.

At the Sierra Special Committee’s request, a representative of Goldman Sachs and Mr. Brook Taube joined the meeting. The representative of Goldman Sachs discussed with the Sierra Special Committee his conversations with representatives of the other special committees’ financial advisors concerning the feedback from the MDLY Special Committee and MCC Special Committee. The representative of Goldman Sachs indicated that it was his understanding that the MCC Special Committee was focused on the following issues: (1) the exchange ratio for the MCC Merger, (2) the MDLY Merger Consideration proposed to be paid to MDLY Stockholders, (3) the possibility of obtaining cash considerations for MCC Stockholders as part of the MCC Merger, (4) the proposed executive compensation, and (5) the allocation of the benefits of the Tax Receivable Agreement.

The Sierra Special Committee instructed the representatives of Broadhaven to propose the following terms to the representatives of Goldman Sachs and Brook Taube, and asked that they communicate them to the MCC Special Committee and MDLY Special Committee that: (1) the nominal value of the consideration to be paid to MDLY Stockholders be in the range of $5 to $6 per share (valuing the shares of Sierra Common Stock at their NAV as of March 31, 2018), (2) the cash component paid to MDLY Stockholders represent 50% of the total consideration, and (3) the benefits of the Tax Receivable Agreement be split evenly between the Medley LLC Unitholders and the Combined Company and its stockholders. The Broadhaven representatives also indicated that the Sierra Special Committee believed the exchange ratio of 0.72, as proposed under the updated proposal, for the MCC Merger was within the appropriate range. Mr. Taube informed the Sierra Special Committee and its advisors that the MDLY Special Committee wanted the total MDLY Merger Consideration paid to MDLY Stockholders to be the equivalent of $7.75 per share (valuing the shares of Sierra Common Stock at their NAV as of March 31, 2018). In order to bridge the difference in price and for other reasons, the Broadhaven representatives suggested that MDLY could consider making a special dividend to MDLY Stockholders. The Goldman Sachs representative and Mr. Taube said they would communicate the proposed terms to the MCC Special Committee and MDLY Special Committee and then they left the meeting.

Next, the Sierra Special Committee discussed the current terms of the Proposed Business Combination and compared them to the terms that had been proposed by Party X before Party X withdrew its proposal to acquire MDLY. The Party X proposal, which was at a higher valuation than that being offered by the Sierra Special Committee to MDLY shareholders, was being used in negotiations by the MDLY Special Committee to achieve a higher price than Sierra had proposed. The Party X proposal was relevant because it reflected the culmination of substantial diligence and negotiation with a credible, independent asset management company to acquire MDLY.  However, the value of the Party X proposal in comparison with the Proposed Business Combination was limited because the proposal was ultimately withdrawn and was structured as an asset purchase with much of the consideration being held back for payment overtime. The Sierra Special Committee considered the potential benefits from internalization of management and the Tax Receivable Agreement that were absent from the third-party offers considered in the past. The Sierra Special Committee noted that its current proposal contemplated the benefits of the Tax Receivable Agreement being shared evenly between Medley LLC Unitholders and the Combined Company and its stockholders.

On July 19, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, after consulting with the Broadhaven representatives, the Sierra Special Committee determined that, in response to the MDLY Special Committee’s proposal from the previous day, the Sierra Special Committee would propose a purchase price of $6.00 per share (valuing the shares of Sierra Stock at their NAV as of March 31, 2018) plus a $0.25 per share dividend to be paid by MDLY to MDLY Stockholders immediately prior to the Mergers and allocating the benefits of the Tax Receivable Agreement 55%/45% between Medley LLC Unitholders and the Combined Company. After further review and discussion, the Sierra Special Committee decided to propose the top end of their range of $5.00 to $6.00 per share, plus a $0.25 dividend, in the context of negotiations and in response to the MDLY Special Committee’s assertion that $7.75 per share was the right purchase price. At the instruction of the Sierra Special Committee, representatives of Broadhaven presented such terms to Brook Taube and asked that he communicate the same to the MDLY Special Committee.

Later on July 19, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. During that meeting, the Sierra Special Committee discussed the Board composition of the Combined Company.

On July 22, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update to the Sierra Special Committee on their understanding of the current status of the negotiations with the MCC Special Committee and MDLY Special Committee.

On July 23, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives indicated that they were reviewing an updated framework that had been transmitted by Management earlier in the day and would not be able to react to it before the next day. The July 23, 2018 framework reflected a proposed exchange ratio of 0.82 shares of Sierra Common Stock for each share of MCC Common Stock and consideration to MDLY Stockholders of $3.94 in cash, including a $0.50 special cash dividend, and 0.39 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. The Broadhaven representatives then provided an update to the Sierra Special Committee on their understanding of the negotiations with the MCC Special Committee and MDLY Special Committee. The Sierra Special Committee then discussed the composition of the Combined Company Board.

On July 24, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives indicated that they had conversations with representatives of Management. Representatives of Goldman Sachs participated in these discussions at the direction of MDLY. Management indicated that the MCC Special Committee and the MDLY Special Committee, as applicable, considered the following terms: (1) a nominal price of $6.75 per share for MDLY, which includes a $0.50 per share dividend to be paid by MDLY to MDLY Stockholders immediately before the Mergers, (2) an exchange ratio of 0.820 for the MCC Merger, and (3) allocating the benefits of the Tax Receivable Agreement evenly between the Medley LLC Unitholders and the Combined Company and its stockholders. The Broadhaven representatives noted that Management believes the cost savings from the Proposed Business Combination will be approximately $7 million annually and will document this savings, though such savings were likely to be offset by the market levels of compensation being considered for Management. The Broadhaven representatives also discussed Management’s 2018 financial projections for MDLY. It was noted that, following the completion of the Mergers, Management expects that the Combined Company will achieve certain cost savings and synergies when the investment portfolios of Sierra and MCC are integrated and when the businesses and administrative operations of Sierra, MCC, and MDLY are integrated. Such cost savings and synergies include the benefit of reduced expenses due to the elimination of duplicative expenses of approximately $3.5 million consisting of professional fees associated with audit, tax, valuation and legal services, transfer agent fees, board of director fees, director and officer insurance, administrator expenses, and other public company expenses.  In addition to the elimination of the identifiable duplicative expenses, Management believes that, once the Mergers are completed and the Combined Company is fully integrated, operational synergies can develop over time across the broader organization, which is reasonably likely to result in further cost savings. The Broadhaven representatives said that the MDLY Special Committee appeared to be focused on the price previously offered by Party X. The Broadhaven representatives discussed with the Sierra Special Committee why the price previously offered to MDLY by Party X no longer reflected, in their view, a fair price for MDLY. The Broadhaven representatives noted that the MCC Special Committee should be willing to consider an exchange ratio of less than 0.820. The Sierra Special Committee then discussed the Board composition of the Combined Company.

On July 25, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives discussed the prior withdrawn offer from Party X for MDLY. They also discussed the reasons that deal was of limited value in evaluating the terms of the proposed MDLY Merger. The Sierra Special Committee determined to propose a price of $6.25 per share for MDLY and an exchange ratio of 0.76 for each share of MCC Common Stock.

On July 26, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update on their understanding of the status of the negotiations with the MCC Special Committee and the MDLY Special Committee.

On July 27, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives provided an update on their understanding of the status of negotiations with the MCC Special Committee and the MDLY Special Committee. The proposed framework, now included (i) a price of $6.75 per share for MDLY, which includes a $0.50 per share dividend to be paid by MDLY to MDLY Stockholders immediately prior to the Mergers, (ii) an exchange ratio of 0.8050 for the MCC Merger and (iii) the elimination of the Tax Receivable Agreement such that all tax benefits would accrue to the Combined Company. The Broadhaven representatives then reviewed an updated analysis that they had prepared which reflected the latest proposal from the MCC Special Committee and the MDLY Special Committee, which had been provided to the Sierra Special Committee prior to the meeting. The materials included an analysis of the implied nominal MDLY share price of $6.75 per share. The Broadhaven representatives also reviewed their analysis of the exchange ratio for MCC Common Stock, which showed the implied MCC purchase price and the premium and discount to the market price of MCC Common Stock. They also noted that the elimination of the Tax Receivable Agreement was a significant economic concession from MDLY. The Broadhaven representatives next reviewed their analysis of the financial impact of the Proposed Business Combination to the Combined Company. The Broadhaven representatives noted that assuming a nominal price of $6.75 per share to be paid to MDLY Stockholders and an exchange ratio of 0.8050 for the MCC Merger, the Proposed Business Combination would result in 16% accretion in NII, 0.9% accretion in NAV and 0.94% increase in operating ROE for the Sierra Stockholders. The Broadhaven representatives reviewed the options available to the Sierra Special Committee, which included, among others, accepting the counterproposal from the MCC Special Committee and the MDLY Special Committee or rejecting the counterproposal and renewing the Sierra Special Committee’s previous counterproposal. The Broadhaven representatives advised that, based on Management’s feedback regarding the views of the MCC Special Committee and the MDLY Special Committee, obtaining a lower exchange ratio for the MCC Merger was likely not possible but they believed that there was still some room to negotiate with the MDLY Special Committee on the terms of a transaction with MDLY. The Broadhaven representatives advised the Sierra Special Committee to examine the terms of the Proposed Business Combination in whole rather than considering each Merger in isolation. The Broadhaven representatives confirmed that they were prepared to take the MCC Special Committee’s and the MDLY Special Committee’s latest counterproposal to their fairness opinion committee. The Sierra Special Committee excused the Broadhaven representatives from the call.

The Sierra Special Committee discussed how to respond to the MDLY Special Committee’s counterproposal. After discussion, the Broadhaven representatives rejoined the call. The Sierra Special Committee communicated its current thinking on the MDLY Special Committee’s counterproposal.

Mr. Brook Taube joined the meeting. The Chair of the Sierra Special Committee provided an update to Mr. Taube on the status of the Committee’s deliberations. Mr. Taube discussed the rationale for the MDLY Special Committee’s counterproposal, noting that the increased allocation of the benefits of the Tax Receivable Agreement to the Combined Company provided an offset to the financial impact of the higher exchange ratio for the MCC Merger that was being sought by the MCC Special Committee. Mr. Taube also discussed the importance of the nominal price of $6.75 per share for the MDLY Special Committee. The Sierra Special Committee then excused Mr. Taube from the meeting.

The Sierra Special Committee continued to discuss the MDLY Special Committee’s counterproposal with the representatives of Broadhaven and S&W. The Sierra Special Committee indicated that it would accept the 0.8050 exchange ratio for the MCC Merger proposed by the MCC Special Committee but wanted a nominal price of $6.50 per share for MDLY. The Sierra Special Committee directed the Broadhaven representatives to ask Management to communicate the Sierra Special Committee’s position to the two other special committees.

On July 29, 2018, Eversheds Sutherland uploaded to the electronic data room drafts of the MDLY Merger Agreement and MCC Merger Agreement for the proposed Mergers. Representatives of S&W reviewed the draft agreements on the behalf of the Sierra Special Committee. On August 3, 2018, representatives of S&W circulated their preliminary comments on the draft agreements to the Sierra Special Committee. From August 3, 2018 through August 9, 2018, representatives of Eversheds Sutherland circulated multiple drafts of the Merger Agreements among representatives of Kramer Levin Naftalis & Frankel LLP, independent counsel to the MCC Special Committee (“Kramer Levin”), Potter Anderson & Corroon LLP, independent counsel to the MDLY Special Committee (“Potter Anderson”), and S&W.

On July 31, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. During that meeting, the participants discussed the upcoming Sierra Audit Committee and Sierra Board meetings. The S&W representatives provided an overview of the draft MCC Merger Agreement and the MDLY Merger Agreement. The S&W representatives noted that in response to a request from the Sierra Special Committee at its July 18, 2018 meeting updated information concerning the cost savings and synergies from the Proposed Business Combination had been circulated the previous day to the Sierra Special Committee. Representatives of Broadhaven joined the call and provided an update on their understanding of the state of the negotiations with the MCC Special Committee and the MDLY Special Committee. The Broadhaven representatives said that the MCC Special Committee had agreed to the exchange ratio of 0.8050 and that the MDLY Special Committee had counter proposed a nominal price of $6.65. After additional discussion, the Sierra Special Committee determined to proceed with further negotiations with MCC and MDLY, using the foregoing terms as a framework to negotiate the legal agreements among the parties. Broadhaven representatives said that they expected to share a draft of their fairness opinion with the Sierra Special Committee by the end of the week.

On August 2, 2018, the Sierra Special Committee met in executive session prior to Sierra Board meeting with a representative of S&W. In addition to discussing matters related to the upcoming meeting, the Sierra Special Committee discussed a variety of matters concerning the Proposed Business Combination, including the composition of the Combined Company Board.

On August 2, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, Broadhaven representatives discussed the accounting treatment of Merger Sub. Broadhaven representatives said that they did not analyze the impact consolidation would have on the debt currently held by MDLY, the magnitude of the benefits of the Tax Receivable Agreement, or the financial projections for MDLY given that the transaction being considered did not contemplate consolidation. Broadhaven representatives noted that their fairness opinion was conditioned on fair value rather than consolidation accounting for MDLY. The discussion turned to next steps in regard to the accounting treatment of Merger Sub.

On August 5, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives discussed the application of the SEC’s “going private” rule to the MDLY Merger and the determination that the Sierra Board would be required to make as a result. The Sierra Special Committee then discussed the reports of the compensation consultant that it had received prior to the meeting. The Sierra Special Committee began by discussing the proposed executive compensation to be paid to certain members of Sierra’s management and the comparable compensation information for certain comparable BDCs and alternative asset managers. The Sierra Special Committee noted certain additional information they planned to request from Management, including the specific roles and responsibilities of the members of Management proposed to receive executive compensation packages. The S&W representatives also discussed with the Sierra Special Committee the draft form of employment agreement that Management had provided. The Sierra Special Committee determined that combining the positions of the Chief Executive Officer and chair of the Combined Company Board was appropriate at this time based on the following factors: (a) its research revealed that the vast majority of other BDCs, including internally managed BDCs, also combine the positions of chief executive officer and chairman of the board of directors, (b) Brook Taube’s history with MCC, familiarity with its investment platform, and extensive knowledge of the financial services industry, in addition to his current role as a director of Sierra, qualify him to serve as the Chief Executive Officer and the Chairman of the Combined Company Board, (c) the Combined Company will designate a lead independent director who will serve as a liaison between management and the Combined Company Board, and (d) the Combined Company Board will have a super-majority of independent directors as only Brook Taube will be an interested director. The Sierra Special Committee believes all of the foregoing factors would mitigate any potential conflicts that may arise when an interested director serves as the chairman of a board of directors.

A representative from Broadhaven then joined the meeting. The Broadhaven representative noted that Broadhaven did not perform any analysis to determine how consolidation of Merger Sub’s financials with those of the Combined Company would affect the economics of the Proposed Business Combination given that the transaction being considered did not contemplate consolidation. The Broadhaven representative reported that Broadhaven had completed its due diligence of MCC and MDLY.

Also on August 5, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Management, Eversheds Sutherland, Broadhaven and S&W. At the invitation of the Sierra Special Committee and at the direction of MDLY, representatives of Goldman Sachs were in attendance at this meeting. Representatives of Management and Eversheds Sutherland provided an update on the discussions with SEC Staff concerning the accounting treatment for Merger Sub and the exemptive relief necessary for the Combined Company to operate as contemplated following the Proposed Business Combination.

The Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W immediately following the telephonic meeting with Management and Eversheds Sutherland. In addition to discussing the earlier call with Management and Eversheds Sutherland, the Sierra Special Committee discussed next steps, including how best to comply with the various requirements of the SEC’s going private rule.

On August 6, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Sierra Special Committee discussed compensation-related matters to be raised with Mr. Brook Taube during a call later that day. The Sierra Special Committee also discussed certain provisions in the draft form of employment agreement, including the non-compete provision.

On August 7, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Management, Winston & Strawn, counsel to Management, and S&W. During that meeting, Mr. Brook Taube reviewed Management’s objectives with the proposed executive compensation packages and the draft form of employment agreement. He explained that the proposed compensation was designed to be at or slightly below the industry median and that the employment agreement was intended to provide a market-based framework for senior executives. There was then a discussion of the draft form of employment agreement that had been circulated by S&W earlier in the day with a goal of resolving specific business points. After discussion, the participants on the call agreed to have Winston & Strawn and S&W prepare a revised draft form of employment agreement that reflected the substance of the discussions during the call and circulate that revised draft to all of the participants of the meeting for their consideration.

On August 8, 2018, the Chair of the Sierra Special Committee held a telephone conference call with representatives of Broadhaven and S&W. The participants on the call discussed the termination fee that would be appropriate with repect to each of the MCC Merger and the MDLY Merger. Following a discussion with representatives of Broadhaven and S&W, the Sierra Special Committee agreed that a termination fee of $6,000,000 in regard to the MCC Merger would be appropriate. In addition, the Sierra Special Committee agreed that the termination fee of $5,350,000 currently contemplated for the MDLY Merger was appropriate, but that MDLY should also be asked to reimburse Sierra’s expenses should the MDLY Merger not be consummated. The Sierra Special Committee considered typical ranges for termination fees of 2% to 5% of the deal value and concluded that the termination fee for the MCC Merger was appropriate and that the sum of the termination fee and reimbursement of expenses in the MDLY Merger was similarly consistent with precedents. Later on August 8, 2018, the Sierra Special Committee then held an in-person meeting with representatives of Broadhaven, Miles and Stockbridge P.C. (“M&S”), counsel to Sierra in connection with Maryland corporate law related matters, and S&W. The S&W representatives reported that they had completed their due diligence of MCC and MDLY and had not identified any matters that they believed would prevent the Sierra Special Committee from approving the Proposed Business Combination. A representative of M&S reviewed the Sierra Special Committee’s duties and responsibilities as directors of a Maryland corporation in regard to their consideration of the Proposed Business Combination. Representatives of S&W provided an overview of the MCC Merger Agreement and the MDLY Merger Agreement, noting that the MCC Merger Agreement and the MDLY Merger Agreement were still being negotiated among the parties. In reviewing the material terms and conditions of the MCC Merger Agreement and the MDLY Merger Agreement, the representatives of S&W noted that the receipt of SEC exemptive relief to permit the Combined Company to operate as proposed, confirmation from the SEC Staff that the financial statements of Merger Sub would not be consolidated with those of the Combined Company, and receipt of an opinion that the Mergers would qualify as tax-free reorganizations were all conditions to closing in each of the MCC Merger Agreement and the MDLY Merger Agreement. The representatives of S&W reviewed the termination provisions in the MCC Merger Agreement and the MDLY Merger Agreement, which included termination fees and required the Mergers to close by March 31, 2019.

The Sierra Special Committee discussed responsibilities under the SEC’s going private rule in connection with its consideration of the MDLY Merger.

Representatives of M&S and S&W discussed the possibility of amending the Sierra Charter and Sierra Bylaws prior to the closing of the Mergers. Representatives of S&W explained that certain provisions of these organizational documents currently contemplated that Sierra would not be listed on a national securities exchange and that Sierra would be externally managed.

Broadhaven representatives reviewed their analysis of the Proposed Business Combination, copies of which were handed out at the meeting. Broadhaven representatives noted that they had previously reviewed with the Sierra Special Committee much of the information and analysis set forth in their report. Broadhaven representatives discussed (1) the structure of the Proposed Business Combination, (2) the investment portfolios of each of Sierra and MCC, (3) the valuation of each of Sierra, MDLY and MCC, and (4) an analysis of the impact of the Proposed Business Combination on Sierra. Broadhaven representatives highlighted certain features of the Proposed Business Combination that redounded to the benefit of Sierra and the Sierra Stockholders, including the termination of the Tax Receivable Agreement which would allow 100% of the benefits from the Tax Receivable Agreement to go to the Combined Company and its stockholders. Broadhaven representatives noted that the market price for the shares of the Combined Company would likely be higher than the market price for the shares of Sierra Common Stock if it listed its shares on a standalone basis. Broadhaven representatives noted the benefit of converting from an externally-managed BDC to an internally-managed one. Broadhaven representatives then reviewed their merger analysis. Broadhaven representatives explained that the Proposed Business Combination was expected to result in 15.6% accretion in NII, 0.94 basis points increase in ROE and 0.7% accretion in NAV for Sierra. Broadhaven representatives discussed the rationale for paying a premium over the current market price of MDLY Class A Common Stock and MCC Common Stock to effect the Mergers. The rationale included the financial benefits described above, the fact that the premium was consistent with premiums typically paid in a change of control transaction, and the reasonableness of the valuation multiples implied by the purchase price, including the multiple of EBITDA. The Broadhaven representatives then discussed their draft fairness opinion, noting that it was conditioned on Sierra receiving SEC exemptive relief to allow the Combined Company to operate as proposed and confirmation from the SEC that consolidation of Merger Sub’s financials with those of the Combined Company was not necessary.

Later on August 8, 2018, the Sierra Board held a special in-person meeting. Representatives of Management, Eversheds Sutherland, Broadhaven, M&S and S&W also participated. The Chair of the Sierra Special Committee reported to the Sierra Board the discussions that had occurred during the earlier Sierra Special Committee meeting. The Chair of the Sierra Special Committee reported that (1) M&S and S&W representatives had reviewed the duties and responsibilities of the Sierra Special Committee; (2) S&W representatives had reviewed with the Sierra Special Committee the material terms and conditions of the MCC Merger Agreement and the MDLY Merger Agreement for the MCC Merger and MDLY Merger, respectively, with a particular focus on terms and conditions that had changed since the Committee had last seen drafts of the MCC Merger Agreement and the MDLY Merger Agreement on August 3, 2018; (3) M&S and S&W representatives had reviewed potential considerations and the process under Rule 13e-3; (4) S&W representatives had reviewed the anticipated governance structure of the Combined Company and any necessary steps to accomplish that structure before the closing of the Proposed Business Combination, which included potentially amending the Sierra Charter and Sierra Bylaws; (5) Broadhaven representatives reviewed their analysis of the Proposed Business Combination and their draft fairness opinion concerning the Proposed Business Combination; (6) Broadhaven and S&W representatives discussed the draft press release and investor presentation announcing the Proposed Business Combination; and (7) the parties to the Proposed Business Combination had held a general discussion of next steps.

Also on August 8, 2018, the Sierra Special Committee held an in-person meeting with representatives of Management, their counsel, Winston & Strawn (participating by telephone), and S&W. The participants discussed the latest draft of the form of employment agreement that had been circulated earlier in the day with a focus on the changes that had been made since the previous draft had been circulated to the meeting participants. After discussion, the representatives of Management and Winston & Strawn left the meeting and the Sierra Special Committee held an executive session with S&W.

The representatives of Management and Winston & Strawn later rejoined the meeting and agreed to most of the provisions that the Sierra Special Committee had requested. Management asked the Sierra Special Committee to consider certain provisions that Management wanted included in the final form of employment agreement. The Sierra Special Committee agreed to provide a response to Management the following morning.

On August 9, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee discussed the outstanding items regarding the form of employment agreement. After discussion, they agreed to communicate the Sierra Special Committee’s position to Management.

Also on August 9, 2018, representatives of S&W and the Sierra Special Committee discussed the management compensation assessment prepared by the independent compensation consultant concerning the reasonableness of the Combined Company’s contemplated compensation for MDLY’s executive officers to become effective upon the closing of the Mergers. Representatives of S&W also discussed the management compensation assessment with representatives of Kramer Levin.

Later on August 9, 2018, the Sierra Special Committee held a call with representatives of Broadhaven, M&S and S&W. Broadhaven representatives directed the Sierra Special Committee to their analysis and fairness opinion. Broadhaven representatives explained that both documents were substantially similar to the versions presented to the Sierra Special Committee the previous day and reviewed the changes that had been made since the previous day.

Representatives of S&W reviewed the MCC Merger Agreement and MDLY Merger Agreement with the Sierra Special Committee, highlighting any differences from the versions presented the previous day. The meeting participants discussed one provision related to the termination of the Tax Receivable Agreement. After discussion, S&W representatives indicated they would ask Management to communicate to the MCC Special Committee and the MDLY Special Committee the contract language requested by the Sierra Special Committee.

After discussion the Sierra Special Committee determined to approve Sierra’s participation in the Proposed Business Combination; the terms of the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger; and the terms of the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger; and recommend that the Sierra Board approve the same. In approving the Proposed Business Combination, the Sierra Special Committee considered the potential benefits and potential risks that might result from the consummation of the Proposed Business Combination, recognizing that there was no guarantee that the anticipated benefits would be realized.

Immediately following the August 9, 2018 Sierra Special Committee meeting, the Sierra Board held a special telephonic meeting, with all members of the Board present. Representatives of Management, Eversheds Sutherland, Broadhaven, M&S and S&W also participated in the meeting. The Chair of the Sierra Special Committee reported to the Sierra Board that representatives of Broadhaven had presented their final analysis of the Proposed Business Combination and their fairness opinion to the effect that as of that date and based upon and subject to various assumptions, matters considered and limitations described in this opinion, the consideration to be provided for each share of MCC Common Stock and each share of MDLY Common Stock is fair to the holders of Sierra Common Stock (other than Medley Advisors and its affiliates) from a financial point of view, and that representatives of S&W had reviewed the MCC Merger Agreement and MDLY Merger Agreement for the proposed Mergers. The Chair of the Sierra Special Committee reported that based on the numerous meetings of the Sierra Special Committee and the advice of the representatives of Broadhaven, M&S and S&W, the Sierra Special Committee had approved, and recommended that the Sierra Board approve, the Proposed Business Combination, the MCC Merger Agreement, and the MDLY Merger Agreement. After discussion, and on the basis of the Sierra Special Committee’s recommendation, the Sierra Board unanimously approved Sierra’s participation in the Proposed Business Combination; approved the terms of the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger; approved the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger; and approved the submission of each of the MCC Merger Agreement and the transactions contemplated thereby and MDLY Merger Agreement and the transactions contemplated thereby to the Sierra Stockholders.

i.	Summary of Financial Presentation by Broadhaven, dated August 9, 2018, to the Sierra Special Committee

On August 9, 2018, Broadhaven rendered its oral opinion, which was subsequently confirmed in writing by delivery of the opinion, to the Sierra Special Committee to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Broadhaven as set forth in its opinion, the total consideration to be paid and issued by Sierra pursuant to the MCC Merger Agreement and MDLY Merger Agreement in the aggregate (the“total consideration”), considered as a whole and not in separate parts, was fair to Sierra from a financial point of view.

In conducting its analysis and arriving at its opinion, Broadhaven, among other things, reviewed certain audited and unaudited financial information, and other business and operating data, regarding Sierra, MCC and MDLY; reviewed certain financial projections relating to MCC prepared by Management (the “MCC Projections”); reviewed certain financial projections relating to MDLY prepared by Management (the “MDLY Projections”); reviewed certain financial projections relating to Sierra (the “Sierra Projections”) prepared by Management; discussed the past and current business, operations, financial condition and prospects of each of MCC, MDLY and Sierra; reviewed the recent stock price performance of the MDLY Common Stock and a comparison with the stock price performance of certain other comparable companies; reviewed the recent stock price performance of the MCC Common Stock and a comparison with the average and median trading prices of certain BDCs that are, in Broadhaven’s judgment, comparable in certain respects to MCC; reviewed the anticipated pro forma impact of the transactions on Sierra’s NII, NAV and financial ratios; reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; compared the financial performance of MCC and MDLY with that of certain other publicly traded companies comparable in certain respects with MCC and MDLY, respectively, and their securities; reviewed the Tax Receivable Agreement and the proposed treatment of the Tax Receivable Agreement under the MCC Merger Agreement and MDLY Merger Agreement; reviewed drafts of the MCC Merger Agreement and MDLY Merger Agreement and certain related documents; and performed such other analyses and considered such other factors as Broadhaven has deemed appropriate.

In preparing its analysis and reaching its opinion, Broadhaven assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Sierra, MCC or MDLY. Broadhaven further assumed, in all cases with the Sierra Special Committee’s consent, that the final executed MCC Merger Agreement and MDLY Merger Agreement would not differ in any respect material to its analysis or its opinion from the draft MCC Merger Agreement and MDLY Merger Agreement Broadhaven reviewed; the MCC Projections and the MDLY Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of Management of the future financial performance of each of MCC and MDLY on a standalone basis, respectively; the Sierra Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of Management of the future financial performance of Sierra on a standalone basis and following the acquisition of MCC and MDLY, respectively; the Mergers will be consummated in accordance with the terms set forth in the MCC Merger Agreement and MDLY Merger Agreement without any waiver, amendment or delay of any terms or conditions in any manner that would be material to Broadhaven’s analysis and opinion; the revenues and earnings reflected in the Sierra Projections (and, following the Mergers, the revenues and earnings projected in the MCC Projections and the MDLY Projections) will be realized in the amounts and at the times projected in all respects material to Broadhaven’s analysis; the Mergers will not result in the assumption or other acquisition of any tax, regulatory or other liabilities (including liabilities of MCC and MDLY and their respective subsidiaries) beyond those provided for in the MCC Merger Agreement and MDLY Merger Agreement; the representations and warranties of Sierra, MCC and MDLY contained in the MCC Merger Agreement and MDLY Merger Agreement are accurate and complete in all respects material to Broadhaven’s analysis; and the Mergers will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code.

Broadhaven has not made any independent valuation or appraisal of Sierra, MCC, MDLY or their respective assets or liabilities, Broadhaven has not relied upon any such valuations or appraisals furnished to it, and its opinion does not constitute or imply any particular valuation of Sierra. In arriving at its opinion, Broadhaven has not conducted a physical inspection of Sierra, MCC, MDLY or their respective assets. Broadhaven’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Broadhaven as of, the date of its opinion.

The following is a brief summary of the material financial analyses performed by Broadhaven in connection with the preparation of its opinion to the Sierra Special Committee in Appendix B attached hereto. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors described in Appendix B, could create a misleading or incomplete view of Broadhaven’s analysis.

Financial Analysis of Sierra

With respect to Sierra, Broadhaven conducted the following analyses:

Comparable Public Companies Analysis. Broadhaven considered certain financial data of selected internally-managed and externally-managed BDC’s with publicly traded equity securities. The financial data included, among other things: stock price as a multiple of NAV per share (“P / NAV”); stock price as a multiple of 2019 projected earnings per share (“P / Earnings”); and dividend yield based on most recent quarterly dividend (“MRQ Dividend Yield”).

The selected internally-managed BDC’s were Main Street Capital Corporation, Hercules Capital, Inc., Triangle Capital Corporation, Capital Southwest Corporation and KCAP Financial, Inc. Broadhaven noted that Triangle Capital Corporation had announced, and its shareholders had approved, a proposal to externalize the management of the company.

The selected externally-managed BDC’s were Ares Capital Corporation, Prospect Capital Corporation, Corporate Capital Trust, Inc., FS Investment Corporation, TPG Specialty Lending, Inc., Apollo Investment Corporation, TCG BDC, Inc., Golub Capital BDC, Inc., New Mountain Finance Corporation, Solar Capital Ltd., TCP Capital Corp., Goldman Sachs BDC, Inc., Oaktree Specialty Lending Corporation, PennantPark Floating Rate Capital Ltd., PennantPark Investment Corporation, BlackRock Capital Investment Corporation, Gladstone Investment Corporation, Oxford Square Capital Corp., Fidus Investment Corporation, WhiteHorse Finance, Inc., Monroe Capital Corporation, Solar Senior Capital Ltd., THL Credit, Inc., Oaktree Strategic Income Corporation, Gladstone Capital Corporation, TriplePoint Venture Growth BDC Corp., Stellus Capital Investment Corporation, Medley Capital Corporation, MVC Capital, Inc., Garrison Capital Inc., Capitala Finance Corp., American Capital Senior Floating, Ltd., Horizon Technology Finance Corporation, OFS Capital Corporation, and Saratoga Investment Corp.

Broadhaven advised the Sierra Special Committee that no company utilized in the comparable public company analysis is directly comparable to Sierra. In evaluating the selected companies, Broadhaven made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sierra, such as the impact of competition on the businesses of Sierra and on the middle-market lending industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Sierra or the industry or in the financial markets in general, which could affect the public trading value of the companies selected for comparison.

Comparison of Sierra and MCC. Broadhaven noted the meaningful similarities between the MCC loan portfolio and the Sierra loan portfolio. In particular, 48% of Sierra’s portfolio was comprised of borrowers which were also represented in the MCC portfolio. In addition, Broadhaven noted that MCC and Sierra shared the same external portfolio manager (MDLY), had a similar investment strategy and had similar levels of leverage. Broadhaven conducted analysis of MCC’s trading levels relative to its NAV over time and noted that MCC traded at a price to NAV of 48% as of August 8, 2018.

BDC Regression Analysis. Broadhaven compared Sierra’s return on equity for fiscal year 2019 provided in the Sierra Projections (“SIC 2019 ROE”) with the relationship between 2019 ROEs and current price / NAV trading levels for internally-managed and externally-managed BDC’s. SIC 2019 ROE of 7.0%, as provided in the Sierra Projections, implied a trading price per share equal to 73% of Sierra’s NAV based on such regression analysis. Adjusting SIC 2019 ROE to reflect potential credit losses in an amount equal to the average annual losses of Sierra for fiscal years 2016 and 2017 resulted in a decline of Sierra’s ROE to 4.8% for the fiscal year 2019 and implied a trading price per share equal to 58% of Sierra’s NAV.

Based on the results of the above analyses and other factors that Broadhaven considered appropriate in its professional judgment, Broadhaven applied a P/NAV of 60% to 75% to Sierra’s NAV per share as of June 30, 2018, which resulted in an implied equity value per share of Sierra Common Stock of $4.36 to $5.45. Because Sierra was not publicly traded, the implied equity value per share of Sierra Common Stock was a necessary basis for calculating the consideration paid for MCC and MDLY and determining the fairness of such consideration.

Financial Analysis of MCC

With respect to MCC, Broadhaven performed the following analyses:

Contribution Analysis. Broadhaven noted the relative contributions of Sierra and MCC to a pro forma combined entity resulting from their merger (and, for purposes of this analysis, excluding the impact of the combination with MDLY) based on certain financial and operating metrics and compared those contributions to the 68.8% of the pro forma combined entity that would be owned by the pre-merger holders of Sierra Common Stock after giving effect to the MCC Merger and the 31.2% of the pro forma Combined Company that would be owned by the former holders of MCC Common Stock after giving effect to the MCC Merger.

Based on the results of this analysis, the financial analysis of Sierra discussed above, and other factors that Broadhaven considered appropriate in its professional judgment, Broadhaven noted that the MCC Exchange Ratio resulted in a per share purchase price to MCC Stockholders of $3.51 to $4.39, which implied (a) a Price / MRQ NAV of 54.7% — 68.3% to MCC’s NAV as of June 30, 2018, and (b) a premium to MCC market price as of August 8, 2018 of 4% to 30%. Broadhaven noted that the contribution analysis implied a range of MCC ownership from 18.6% to 33.2%, with an average of 27.7% when compared to the 31.2% resulting from the MCC Merger.

Selected Precedent Transactions Analysis. Broadhaven also reviewed the purchase prices paid in nine publicly announced selected transactions based on publicly available information and calculated the purchase price to the-most-recent-quarter NAV ratio (“Price / MRQ NAV”), the purchase price to the last-twelve-month NII ratio (“Price / LTM NII”) and the purchase price to the next-twelve-month NII ratio (“Price / NTM NII”), respectively. Broadhaven noted that the mean Price / MRQ NAV was 76%, compared to the range of 54.7% - 68.3% for the MCC Merger.

No company or transaction utilized in the precedent transaction analysis is identical to MCC or directly comparable to the proposed MCC Merger involving MCC. In evaluating the selected precedent transactions, Broadhaven made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MCC, such as the impact of competition on the business of MCC or the middle-market lending industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of MCC or the industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison.

Financial Analysis of MDLY

With respect to MDLY, Broadhaven performed the following analyses:

Comparable Public Companies Analysis. Broadhaven considered the enterprise value to EBITDA ratio for selected traditional asset management companies with publicly traded equity securities. The selected traditional asset management companies were: BlackRock, T. Rowe Price, Franklin Resources, Invesco, Affiliated Managers Group, AllianceBernstein, Eaton Vance, Janus Henderson, Legg Mason, Artisan Partners, Hamilton Lane, Federated Investors, Cohen & Steers, Waddell & Reed Financial, BrightSphere, WisdomTree, Virtus, GAMCO Investors, Diamond Hill, Victory Capital, Pzena, Westwood, Manning & Napier, and Silvercrest.

Discounted Cash Flow Analysis. Broadhaven performed a discounted cash flow analysis of MDLY by calculating the estimated present value (as of December 31, 2018) of the unlevered, after-tax free cash flows that MDLY was forecasted to generate based on the MDLY Projections. Broadhaven calculated the implied terminal value of MDLY by applying a selected range of enterprise value/EBITDA multiples of 6x to 10x, to MDLY’s projected EBITDA for the fiscal year 2023. The present value (as of December 31, 2018) of MDLY’s cash flows and terminal values were then calculated using a selected range of discount rates from 10% to 18% derived from a weighted average cost of capital calculation. This analysis indicated the approximate implied per share equity value reference range for MDLY of $6.58 to $15.57, as compared to an implied range of MDLY Merger Consideration per share of between $5.65 and $5.79 (assuming Sierra Common Stock is valued at 65% and 70%, respectively, of per share NAV) before giving effect to the net present value of the tax assets under the Tax Receivable Agreement.

In addition, Broadhaven performed an analysis of the net present value of the tax assets under the Tax Receivable Agreement, which resulted in a net present value range of $1.03 to $1.59 per share, and a midpoint net present value of $1.26, based on a 12.0% discount rate. Taking into account the midpoint of the range of values ascribed to the Tax Receivable Agreement, implied a range of MDLY Merger Consideration per share of between $4.39 to $4.53 (assuming Sierra Common Stock is valued at 65% and 70% of per share NAV, respectively).

Selected Precedent Transactions Analysis. Broadhaven also reviewed the purchase prices paid in 4 publicly announced selected transactions based on publicly available information and calculated the respective enterprise value to the EBITDA ratios.

No company or transaction utilized in the precedent transaction analysis is identical to Sierra or MDLY or directly comparable to the proposed MDLY Merger involving Sierra and MDLY. In evaluating the selected precedent transactions, Broadhaven made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sierra and MDLY, such as the impact of competition on the business of Sierra and/or MDLY or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Sierra and/or MDLY or the industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison.

Based on the results of this analysis and other factors that Broadhaven considered appropriate in professional judgment, Broadhaven applied an enterprise value to the EBITDA ratio of 8.0x — 12.0x to MDLY’s last-twelve-month EBITDA (as of June 30, 2018), EBITDA for the fiscal year 2018 as provided in the MDLY Projections and EBITDA for the fiscal year 2019 as provided in the MDLY Projections, which resulted in an implied purchase price range of $2.66 to $5.58 per share, $3.42 to $6.72 per share and $6.32 to $11.07, respectively, for MDLY.

In addition, Broadhaven conducted a downside sensitivity analysis to MDLY’s EBITDA for the fiscal year 2018 as provided in the MDLY Projections. Broadhaven assumed 1% to 5% decline and 5% to 15% decline, respectively, in assets under management (“AUM”) at Sierra and MCC to simulate additional credit losses. The AUM of other products that are assumed to be either newly launched or at an early stage of development were also adjusted downward with respect to growth rates assumed by Management in the MDLY Projections. The downside sensitivity also reduced Sierra incentive fees for the fiscal 2019, incorporating a 0% to 50% reduction relative to the amount provided in the MDLY Projections. Finally, Broadhaven assumed that the compensation and benefits cost savings implied by reductions in AUM were 50% of the amount provided in the MDLY Projections across all downside scenarios. These adjustments implied a MDLY’s EBITDA range of $29.4 million to $35.5 million for the fiscal year 2019. Applying the above mentioned 8.0x — 12.0x enterprise value to the EBITDA ratio to the low end of the downside sensitivity implied an MDLY purchase price range of $4.13 to $7.78 per share.

Pro Forma Value Creation Analysis. Broadhaven also considered the potential value creation of the Mergers for the pre-merger Sierra Stockholders based on a comparison of (a) the net investment income per share and operating return on equity, respectively, implied for Sierra on a standalone basis for the fiscal year 2019 as provided in the Sierra Projections and (b) the net investment income per share and operating return on equity, respectively, implied for the potential pro forma Combined Company (after the completion of both Mergers) for the fiscal year 2019 as derived from the Sierra Projections, the MCC Projections and MDLY Projections. Broadhaven also compared (i) the per share NAV of Sierra on a standalone basis as of June 30, 2018 and (ii) the per share NAV of the potential pro forma Combined Company as of June 30, 2018. This analysis indicated that the NII per share, operating ROE and the per share NAV were each greater for the pro forma Combined Company than for Sierra on a standalone basis.

b.	MCC

During the June 19, 2018 MCC Board meeting, the MCC Board expanded the scope of the MCC Special Committee to, among other things: (i) evaluate and review the terms and conditions of the Proposed Business Combination or any alternative thereto; (ii) communicate and negotiate (or direct the communication or negotiation) with respect to the terms and conditions of the Proposed Business Combination or any alternative thereto; (iii) determine whether the Proposed Business Combination or any alternative thereto is advisable and is fair to, and in the best interests of MCC and the MCC Stockholders; (iv) recommend to the MCC Board the rejection or approval and effectuation of the Proposed Business Combination or any alternative thereto; (v) consider, evaluate, review and monitor all proceedings and activities of MCC related to the Proposed Business Combination or any alternative thereto; (vi) consider, evaluate and recommend to the MCC Board the approval and adoption of the forms, terms and provisions of any agreements relating to the Proposed Business Combination or any alternative thereto; (vii) consider, evaluate, and recommend to the MCC Board the authorization of the execution and delivery of any such agreements relating to the Proposed Business Combination or any alternative thereto; and (viii) hire any advisors that it deems appropriate, including its own independent legal counsel and independent financial advisor.

At the end of the June 19, 2018 MCC Board meeting, the MCC Special Committee held an in-person meeting, with representatives of Kramer Levin, independent counsel to the MCC Special Committee, in attendance, during which the MCC Special Committee determined to retain a financial advisor for the purpose of advising the MCC Special Committee. In addition, representatives of Kramer Levin reviewed with the MCC Special Committee their fiduciary duties in connection with its evaluation and negotiation of the proposed MCC Merger or any alternatives thereto. At the request of the MCC Special Committee, representatives of Kramer Levin also reviewed with the MCC Special Committee potential conflicts and information relating to the equity ownership of members of Management in MCC, MDLY, and Sierra. At the meeting, the MCC Special Committee also confirmed the continued engagement of Kramer Levin as independent legal counsel to the MCC Special Committee in connection with the proposed MCC Merger.

The MCC Special Committee then held telephonic meetings on June 22, 2018 and June 25, 2018, at which discussions were held with representatives of two financial advisory firms, including Sandler O’Neill. During the meetings on June 22, 2018 and June 25, 2018, the MCC Special Committee evaluated each financial advisory firm’s experience and qualifications, the preliminary perspectives regarding the Mergers, and in particular, the MCC Merger, provided by each firm and the experience of each team in the BDC market and in the mergers and acquisitions field in general. The MCC Special Committee also assessed whether any of the firms had conflicts that would disable it from rendering independent advice to the MCC Special Committee. Considering the factors described above, and after follow up discussions with representatives of each financial advisor, the MCC Special Committee determined to authorize the engagement of Sandler O’Neill as financial advisor to assist the MCC Special Committee in its consideration of the proposed transaction and any other alternatives. On June 29, 2018, the MCC Special Committee entered into a financial advisory engagement letter with Sandler O’Neill.

On July 11, 2018, the MCC Special Committee held an in-person meeting with representatives of Sandler O’Neill and Kramer Levin in attendance, at which the MCC Special Committee, with the assistance of Sandler O’Neill and Kramer Levin, reviewed in detail Management’s initial framework. At the invitation of the MCC Special Committee and at the direction of MDLY, representatives of Goldman Sachs were in attendance at this meeting. At the direction of MDLY, representatives of Goldman Sachs reviewed details of the Proposed Business Combination under which two contemporaneous transactions would be cross-conditioned upon each other: MCC would merge with and into Sierra, and Sierra would acquire MDLY through a merger of MDLY with and into a wholly-owned subsidiary of Sierra. The MCC Merger would take the form of a stock-for-stock merger in which MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock, and the MDLY Merger would include both cash and stock consideration payable to the MDLY Stockholders. The proposed exchange ratio for the MCC Merger was 0.76 shares of Sierra Common Stock for each share of MCC Common Stock, and in the proposed MDLY Merger, Sierra would acquire MDLY for $3.75 in cash consideration and 0.41 shares of Sierra Common Stock for each share of MDLY Class A Common Stock (the “Initial Proposal”). During this meeting, representatives of Sandler O’Neill reviewed background information regarding Sierra and MDLY and discussed the structure of the proposed transaction, the transaction rationale and potential risks/challenges, corporate governance and post-transaction arrangements with management. The MCC Special Committee discussed the challenges faced by MCC as a stand-alone public company, including its size, the recent portfolio credit performance of MCC, significant declines in NAV and net income and concerns over credit, leverage constraints on growth and difficulty in raising capital. The MCC Special Committee considered potential benefits of the Mergers to MCC, including increased scale and portfolio diversification, a combined company with larger market capitalization and thus potentially enhanced liquidity and a management structure more closely aligned with interests of the MCC Stockholders since the investment adviser to the Combined Company would be wholly owned by the Combined Company. Representatives of Kramer Levin discussed the SEC exemptive relief that would be required in order to consummate the proposed transaction. Kramer Levin also reviewed and discussed with members of the MCC Special Committee their responsibilities and duties in considering the proposed transaction and any alternatives to the proposed transaction. The MCC Special Committee requested Kramer Levin to conduct due diligence to assist the MCC Special Committee’s evaluation of the proposed transaction.

On July 17, 2018, the MCC Special Committee met telephonically with the representatives of Sandler O’Neill and Kramer Levin to discuss a revision of the Initial Proposal conveyed by Mr. Taube and representatives of Goldman Sachs based on updated MCC financial information (as of June 30, 2018) (the “Updated Proposal”). The Updated Proposal provided for a stock-for-stock merger using an exchange ratio of 0.72 due to a decrease in MCC’s NAV per share over the previous quarter. Sandler O’Neill discussed with the MCC Special Committee financial aspects of the Updated Proposal. The MCC Special Committee preliminarily considered that the Updated Proposal (as well as the Initial Proposal) would result in dilution of NAV per share of MCC Common Stock (although it would yield expected accretion to NII per share) and that there was no cash consideration in the proposed transaction for MCC Stockholders. The MCC Special Committee also noted the expected cash needs of the Combined Company.

On July 18, 2018, at the direction of the MCC Special Committee, representatives of Sandler O’Neill and Kramer Levin met with Brook Taube and relayed the MCC Special Committee’s preliminary observations of the Updated Proposal to be communicated to the MDLY Special Committee and the Sierra Special Committee. At the invitation of Mr. Taube, and on behalf of MDLY, representatives of Goldman Sachs were in attendance at this meeting.

On July 20, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, to further discuss the MCC Special Committee’s observations of the Updated Proposal. During this meeting, the MCC Special Committee considered a potential response to the Updated Proposal, proposing that Sierra acquire MCC for stock and some cash so that the aggregate value of the NAV of the Combined Company Common Stock received in the proposed transaction, plus cash received by MCC Stockholders in the proposed transaction, would closely approximate MCC’s NAV going into the proposed transaction (the “Counter-Proposal”).

On July 23, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, and reviewed with Sandler O’Neill financial aspects of the Counter-Proposal, including its financial effects on MCC and the Combined Company. The MCC Special Committee requested that Sandler O’Neill to provide the written Counter-Proposal to representatives of Goldman Sachs to be communicated to the MDLY Special Committee and the Sierra Special Committee.

On July 26, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin to discuss the MDLY Special Committee’s and the Sierra Special Committee’s response to the Counter-Proposal (the “Sierra Proposal”). The MCC Special Committee discussed the terms of the Sierra Proposal, which included a stock-for-stock merger with a fixed exchange ratio that was slightly higher than that provided for in the Updated Proposal and a limit on the maximum amount of payments under the Tax Receivable Agreement to Medley LLC Unitholders. The MCC Special Committee reviewed with Sandler O’Neill a comparison of the Counter-Proposal and the Sierra Proposal. The MCC Special Committee considered, among other things, the potential financial impact of the Sierra Proposal on MCC and the MCC Stockholders and determined to reject the Sierra Proposal, noting, in particular, the amount of NAV per share dilution that was expected to result therefrom. The MCC Special Committee requested that Sandler O’Neill provide a counter-proposal to the MDLY Special Committee and the Sierra Special Committee proposing a stock-for-stock merger with Sierra with a higher exchange ratio (the “Second Counter-Proposal”). The Second Counter-Proposal was provided by Sandler O’Neill later that day.

On July 27, 2018, at the direction of MDLY, representatives of Goldman Sachs communicated to Sandler O’Neill MDLY’s and Sierra’s response to the Second Counter-Proposal (the “Response Proposal”). Later that day, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, to discuss the Response Proposal. The MCC Special Committee discussed the terms of the Response Proposal, which included a stock-for-stock merger with a fixed exchange ratio of 0.8050 (the “Updated Exchange Ratio”) and the complete elimination of the annual tax receivables agreement. The MCC Special Committee reviewed with Sandler O’Neill a comparison of the Second Counter-Proposal and the Response Proposal and various alternative terms for the transactions. Sandler O’Neill reviewed, in detail, with the MCC Special Committee the potential financial benefit of eliminating the tax receivables agreement to the Combined Company (and thus the MCC Stockholders).

On July 28, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, to further discuss the Response Proposal. The MCC Special Committee reviewed the potential financial impact of the Response Proposal, noting that although there remained some potential dilution of NAV per share of MCC Common Stock (approximately 8%), there was an expected significant accretion in NII per share, which could help support the market value at which the Combined Company would trade. The MCC Special Committee took into account that MCC Common Stock has traded at a discount to NAV of 30% or more. Based on information reviewed with the MCC Special Committee by Sandler O’Neill regarding public companies potentially comparable to the Combined Company (all but one of which public companies appeared to trade at less of a discount to their NAV than MCC did at that time), and the analyses that Management provided, the MCC Special Committee believed that the market appeared to ascribe a far greater discount to MCC’s NAV per share than what is reflected in the exchange ratio under the Response Proposal and that the Combined Company appeared unlikely to trade at a discount to its NAV per share to the same extent as MCC. The MCC Special Committee then considered the significant challenges currently facing MCC as a small stand-alone BDC with an NAV and NII per share that have each been declining. After additional discussion, the Committee determined to proceed with further negotiations with Sierra and MDLY, using the Response Proposal as a framework for the legal agreements among the parties.

On July 29, 2018, representatives of Eversheds Sutherland provided representatives of Kramer Levin drafts of the MCC Merger Agreement and the MDLY Merger Agreement.

On August 2, 2018, the MCC Special Committee held an in-person meeting with representatives of Sandler O’Neill and Kramer Levin in attendance telephonically to discuss the MCC Merger Agreement and the MDLY Merger Agreement. Representatives of Kramer Levin summarized the material terms of the proposed MCC Merger Agreement and the MDLY Merger Agreement and reported on several provisions that Kramer Levin viewed as requiring negotiation, including deal protections and termination rights. Also at this meeting, representatives of Sandler O’Neill updated the MCC Special Committee on the status of its analyses, its discussions with Management and its review of additional cost saving synergies projected by Management to be realized by the Combined Company. Representatives of Kramer Levin and Sandler O’Neill also discussed regulatory and governmental approvals that would be required in order to complete the proposed transactions and the timing and processes required for such approvals.

Over the next several days, representatives of each of Eversheds Sutherland, Potter Anderson, S&W and Kramer Levin, together with representatives of the MCC Special Committee, the Sierra Special Committee and the MDLY Special Committee, engaged in extensive discussions and negotiations concerning, and exchanged numerous revised drafts of, the proposed MCC Merger Agreement and the MDLY Merger Agreement. Such discussions and negotiations included the issues that the MCC Special Committee had identified previously as necessitating additional consideration, including a discussion of the amount of the termination fee and various closing conditions.

On August 6, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, and representatives of Kramer Levin summarized material terms of the proposed MCC Merger Agreement and MDLY Merger Agreement still under negotiation and provided an update on the process for obtaining SEC exemptive relief and other approvals that would be required in order to complete the proposed transactions.

On August 8, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, and representatives of Sandler O’Neill reviewed Sandler O’Neill’s preliminary financial analyses relating to the Updated Exchange Ratio to be received by the MCC Stockholders in connection with the proposed transaction with Sierra. Representatives of Kramer Levin summarized the material terms of the updated proposed MCC Merger Agreement and the MDLY Merger Agreement reflecting the most recent negotiations, and reported on the resolution of various issues during the course of negotiations with Eversheds Sutherland, Potter Anderson and S&W. Representatives of Kramer Levin also updated the MCC Special Committee regarding outstanding issues that remained subject to further negotiations with Sierra and MDLY. Sandler O’Neill also updated the MCC Special Committee on the status of its financial analyses, which were substantially complete. The MCC Special Committee further discussed the potential benefits of the Mergers to MCC and the holders of MCC Common Stock and also considered various risks/challenges posed by the proposed transaction (as identified below under “Reasons for the Mergers - MCC’s Reasons for the Transactions”).

On August 9, 2018, the MCC Special Committee met telephonically to consider the most recently updated MCC Merger Agreement (reflecting the most recent negotiations), the proposed transactions contemplated therein, including the MCC Merger, and related matters. Representatives of Kramer Levin reviewed with the MCC Special Committee the most recent updated MCC Merger Agreement and the MDLY Merger Agreement. Representatives of Kramer Levin also discussed their due diligence review of MCC, Sierra and MDLY to date, reviewed the processes undertaken by the MCC Special Committee in its consideration of the proposed transactions and potential alternatives, and reviewed again the duties of the members of the MCC Special Committee in connection with such consideration. Representatives of Kramer Levin then reviewed with the MCC Special Committee the management compensation assessment prepared by the Sierra Special Committee’s independent compensation consultant concerning the reasonableness of the Combined Company’s contemplated compensation arrangements for MDLY’s executive officers and other employees to become effective upon closing of the Mergers. Sandler O’Neill presented its updated financial analyses relating to the Updated Exchange Ratio. In addition, Sandler O’Neill rendered to the MCC Special Committee its opinion, initially rendered verbally and confirmed by delivery of a written opinion to the MCC Special Committee, dated August 9, 2018, to the effect that as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration was fair to the holders of MCC Common Stock (other than Sierra, MDLY and their respective affiliates) from a financial point of view. Following a further discussion, the MCC Special Committee determined that the proposed MCC Merger was in the best interests of MCC Stockholders and unanimously recommended that the MCC Board approve the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger.

Later on August 9, 2018, the MCC Board, including all members of the MCC Special Committee, met telephonically to consider and act on the MCC Merger Agreement, the transactions contemplated thereby, including the MCC Merger, and related matters. The Chair of the MCC Special Committee reported on the MCC Special Committee’s actions taken and recommendations made earlier in the day. After further discussion, on the basis of the MCC Special Committee’s recommendation, the MCC Board unanimously: determined that the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, were fair to and in the best interests of MCC and the MCC Stockholders, declared advisable the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, directed that the MCC Merger Agreement and the MCC Merger be submitted to the MCC Stockholders for approval and resolved to recommend that the MCC Stockholders vote to approve the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger.

i.	Summary of Financial Presentation by Sandler O’Neill, dated August 9, 2018, to the MCC Special Committee

In rendering its opinion, dated August 9, 2018, Sandler O’Neill performed a variety of financial analyses. The brief summary below is not a complete description of all the analyses underlying Sandler O’Neill’s opinion in Appendix C attached hereto or the presentation made by Sandler O’Neill to the MCC Special Committee, but is a summary of the material analyses performed and presented by Sandler O’Neill. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to MCC or Sierra and no transaction is identical to the MCC Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of MCC and Sierra and the companies to which they were compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the MCC Merger Consideration to the holders of MCC Common Stock (other than Sierra, MDLY, and their respective affiliates) on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of MCC, Sierra, MDLY and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the MCC Special Committee at its August 9, 2018 meeting. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of MCC Common Stock or Sierra Common Stock or the prices at which MCC Common Stock or Sierra Common Stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by the MCC Special Committee in making its determination to approve of MCC’s entry into the MCC Merger Agreement and the analyses described below should not be viewed as determinative of the decision of the MCC Special Committee, the MCC Board or MCC’s management with respect to the fairness of the MCC Merger.

In arriving at its opinion Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather, Sandler O’Neill made its determination as to the fairness of the MCC Merger Consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for MCC with two groups of BDCs selected by Sandler O’Neill. One group consisted of the following 39 BDCs publicly traded on the NYSE or NASDAQ (“Comparable Company Group 1”) and the other group consisted of the following three senior / floating fund BDCs (“Comparable Company Group 2”).

Comparable Company Group 1:
Alcentra Capital Corp.	Main Street Capital Corporation
Apollo Investment Corporation	Medallion Financial Corp.
Ares Capital Corporation	Monroe Capital Corp.
BlackRock Capital Investment Corporation	New Mountain Finance Corporation
Capitala Finance Corp.	Newtek Business Services Corp.
CM Finance	OFS Capital Corp.
Corporate Capital Trust	OHA Investment Corp
Fidus Investment Corporation	PennantPark Investment Corporation
Firsthand Technology Value Fund, Inc.	Prospect Capital Corporation
FS Investment Corporation	Saratoga Investment Corp.
Garrison Capital Inc.	Solar Capital Ltd.
Gladstone Capital Corporation	Stellus Capital Investment Corporation
Gladstone Investment Corporation	TCG BDC
Goldman Sachs BDC, Inc.	TCP Capital Corp.
Golub Capital BDC, Inc.	THL Credit, Inc.
GSV Capital Corp.	Tortoise Pipeline & Energy Fund, Inc.
Harvest Capital Credit Corporation	TPG Specialty Lending
Hercules Technology Growth Capital, Inc.	TriplePoint Venture Growth BDC
Horizon Technology Finance Corporation	WhiteHorse Financial Inc.
KCAP Financial, Inc.

Comparable Company Group 2:
American Capital Senior Floating	Solar Senior Capital Ltd.
Pennant Park Floating Rate Capital

To the extent publicly available, the analysis compared financial information for MCC and the comparable companies as of or for the period ended June 30, 2018 and market performance data for MCC and the comparable companies based on market prices as of August 8, 2018, publicly available financial information as of or for the period ended June 30, 2018 and consensus research analysts earnings per share (“EPS”) estimates for the calendar years 2018 and 2019. The analysis compared the stock price-to-NAV multiple for MCC of 0.53x to the corresponding median and mean multiples for Comparable Company Group 1 of 0.96x and 0.93x, respectively, and the corresponding median and mean multiples for Comparable Company Group 2 of 0.98x and 0.98x, respectively. The analysis compared the stock price-to-2018 EPS multiple for MCC of 12.6x to the corresponding median and mean multiples for Comparable Company Group 1 of 10.1x and 10.0x, respectively, and the corresponding median and mean multiples for Comparable Company Group 2 of 12.1x and 11.4x, respectively. The analysis also compared the stock price-to-2019 EPS multiple for MCC of 10.0x to the corresponding median and mean multiples for Comparable Company Group 1 of 9.7x and 10.1x, respectively, and the corresponding mean and median multiples for Comparable Company Group 2 of 11.7x and 11.7x, respectively. In addition, the analysis compared the current dividend yield for MCC of 11.8% to the corresponding median and mean yields for Comparable Company Group 1 of 9.6% and 9.3%, respectively, and the corresponding median and mean yields for Comparable Company Group 2 of 8.3% and 8.2%, respectively.

MCC—Analysis at Various Multiples

Sandler O’Neill performed an analysis that calculated per share implied prices of MCC Common Stock and corresponding aggregate implied MCC equity values by applying various illustrative stock price-to-NAV per share multiples ranging from 0.50x to 1.00x to the reported standalone NAV per share as of June 30, 2018 of MCC. This analysis indicated per share implied prices of MCC Common Stock ranging from $3.21 to $6.43 and corresponding aggregate implied MCC equity values ranging from $175.1 million to $350.2 million. Sandler O’Neill then calculated various implied standalone metrics using certain financial projections for MCC for the calendar years 2018 and 2019 provided by MDLY management.

Sierra—Analysis at Various Multiples

Sandler O’Neill performed an analysis that calculated per share implied prices of Sierra Common Stock and corresponding aggregate implied Sierra equity values, by applying various illustrative stock price-to-NAV per share multiples ranging from 0.50x to 1.00x to the reported standalone NAV per share as of June 30, 2018 of Sierra. This analysis indicated per share implied prices of Sierra Common Stock ranging from $3.64 to $7.27 and corresponding aggregate implied Sierra equity values ranging from $352.0 million to $704.0 million. Sandler O’Neill then calculated various implied standalone metrics using certain financial projections for Sierra for the calendar years 2018 and 2019 provided by MDLY management:

Precedent Transactions Analysis

Sandler O’Neill reviewed the following seven selected mergers and acquisitions involving BDCs announced between August 3, 2009 and July 23, 2018:

Buyer/Target

FS Investment Corporation / Corporate Capital Trust Inc.
Benefit Street Partners LLC / Triangle Capital Corporation
CION Investment Corp. / Credit Suisse Park View BDC, Inc.
Ares Capital Corporation / American Capital, LTD
PennantPark Floating Rate Capital / MCG Capital Corporation
Ares Capital Corporation / Allied Capital Corporation
Prospect Capital Corporation / Patriot Capital Funding

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to NAV, transaction price to year-to-date (“YTD”) net investment income (annualized) and 1-day market premium. Sandler O’Neill reviewed the high, median, mean and low transaction price to NAV multiples for the selected transactions of 1.00x, 0.86x, 0.79x and 0.52x, respectively. Sandler O’Neill also reviewed the high, median, mean and low transaction price to YTD net investment income (annualized) multiples for the selected transactions of 14.44x, 11.32x, 10.28x, and 4.29x, respectively. In addition, Sandler O’Neill reviewed the high, median, mean and low 1-day market premiums for the selected transactions of 105.20% , 15.80%, 32.22% and 1.70%, respectively.

Sandler O’Neill then derived implied values per share of MCC Common Stock by applying the above high, median, mean and low metrics of the selected transactions to MCC’s reported standalone NAV per share as of June 30, 2018, YTD net investment income (annualized) as of June 30, 2018 and closing stock price on August 8, 2018. The analysis indicated implied values per share of MCC Common Stock based on the high, median, mean and low transaction price to NAV multiples for the selected transactions of $6.42, $5.53, $5.09 and $3.34, respectively. The analysis also indicated implied values per share of MCC Common Stock based on the high, median, mean and low transaction price to YTD net investment income (annualized) multiples for the selected transactions of $4.03, $3.16, $2.87 and $1.20, respectively. In addition, the analysis indicated implied values per share of MCC Common Stock based on the high, median, mean and low high, median, mean and low 1-day market premiums for the selected transactions of $7.00, $3.95, $4.51 and $3.47, respectively.

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the Mergers. Sandler O’Neill utilized certain financial projections for MCC, Sierra and MDLY for the calendar years 2018 and 2019 and certain assumptions relating to cost savings, purchase accounting adjustments, transaction expenses and tax benefits, all as provided by the senior management of MDLY. The analysis indicated that the Mergers could be accretive to Sierra’s 2019 estimated net investment income by approximately 15.7%. This analysis also indicated that, based on Sierra’s projected pro forma financial results attributable to a share of MCC Common Stock using the 0.805x exchange ratio in the MCC Merger, the Mergers could be accretive relative to MCC’s 2019 estimated net investment income by approximately 29.86% (or 18.52% assuming for informational purposes at the request of the MCC Special Committee that MDLY’s projected financial performance in calendar year 2019 remained the same as it was projected to be in calendar year 2018) and dilutive relative to MCC’s reported NAV per share as of June 30, 2018 by approximately 8.25%.

In connection with this analysis, Sandler O’Neill considered and discussed with the MCC Special Committee how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the Merger, and noted that the actual results achieved by the Combined Company may vary from projected results and the variations may be material.

c.	MDLY

On June 15, 2018, an agenda and related materials was provided to members of the MDLY Board for a meeting to be held on June 18, 2018, for the purpose of discussing a proposed strategic transaction involving MDLY, Sierra and MCC. On June 16, 2018, Mr. John Fredericks contacted representatives of Potter Anderson, independent counsel to the MDLY Special Committee, to discuss the proposed transaction, informed them that the contemplated transaction was conditioned on approval of the MDLY Special Committee and invited them to attend the June 18, 2018 meeting.

At the June 18, 2018 meeting of the MDLY Board, Mr. Taube and, at the direction of MDLY, representatives of Goldman Sachs, reviewed in detail a preliminary framework for relating to the Proposed Business Combination through two contemporaneous transactions that would be cross-conditioned upon each other. The terms of the preliminary framework were intended to facilitate negotiations among the respective special committees of the boards of directors of MDLY, Sierra and MCC. Pursuant to the Proposed Business Combination, MCC would merge with and into Sierra, and Sierra would acquire MDLY through a merger of MDLY with and into a wholly-owned subsidiary of Sierra. The MCC Merger would take the form of a stock-for-stock merger in which MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock, and the MDLY Merger would include both cash and stock consideration payable to the MDLY Stockholders.

The proposed exchange ratio for the MCC Merger discussed was 0.76 shares of Sierra Common Stock for each share of MCC Common Stock. In the proposed MDLY Merger, Sierra would acquire MDLY for $3.75 in cash consideration and 0.41 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. Next, Management and representatives of Goldman Sachs provided an overview of the potential benefits of the Mergers, including that the Mergers would: (i) create the second largest internally managed and seventh largest publicly traded BDC, (ii) result in a simplified organizational structure allowing for significant reductions in fixed costs and expenses, and (iii) result in a significant increase in equity market liquidity for the stockholders of each of Sierra, MCC and MDLY. Following that discussion, Eversheds Sutherland discussed the SEC exemptive relief that would be required in order to consummate the proposed Mergers. Management confirmed to the MDLY Special Committee that any proposal circulated by or on behalf of Management or MDLY to either MCC or Sierra would not be considered final unless and until the MDLY Special Committee approved such proposal.

The MDLY Board discussed the scope of the authority granted to the MDLY Special Committee. The MDLY Board granted the MDLY Special Committee the authority to, among other things: (i) evaluate and review the terms and conditions of the Proposed Business Combination or any alternative thereto; (ii) consider, evaluate, review, and communicate and negotiate (or direct the communication or negotiation) with respect to the terms and conditions of the Proposed Business Combination or any alternative thereto; (iii) determine whether the Proposed Business Combination or any alternative thereto is advisable and is fair to, and in the best interests of MDLY and its stockholders; (iv) recommend to the MDLY Board the rejection or approval and effectuation of the Proposed Business Combination or any alternative thereto; (v) consider, evaluate, review and monitor all proceedings and activities of MDLY related to the Proposed Business Combination or any alternative thereto; (vi) consider, evaluate and recommend to the MDLY Board the approval and adoption of the forms, terms and provisions of any agreements relating to the Proposed Business Combination or any alternative thereto; (vii) consider, evaluate, and recommend to the MDLY Board the authorization of the execution and delivery of any such agreements relating to the Proposed Business Combination or any alternative thereto; and (viii) hire any advisors that it deemed appropriate, including its own independent legal counsel and independent financial advisor.

On June 20, 2018, the MDLY Special Committee held a telephonic meeting with representatives from Potter Anderson to discuss strategy, timing, and process with respect to the proposed Mergers, including the engagement of a financial advisor to assist the MDLY Special Committee in evaluating and negotiating the framework discussed during the June 18, 2018 meeting of the MDLY Board. At the meeting, the MDLY Special Committee and representatives of Potter Anderson discussed the previous efforts of MDLY to date in seeking a potential buyer for MDLY or its assets, including the abandoned transaction with Party X. The MDLY Special Committee and representatives of Potter Anderson also discussed the expansion of the scope of the MDLY Special Committee’s authority, as discussed during the June 18, 2018 meeting. In addition, representatives of Potter Anderson reviewed with the MDLY Special Committee their fiduciary duties in connection with its evaluation and negotiation of the proposed MDLY Merger or any alternatives thereto. At the request of the MDLY Special Committee, representatives of Potter Anderson also reviewed with the MDLY Special Committee potential conflicts and information relating to the equity ownership of members of Management in MDLY, Sierra, and MCC. The potential conflicts of interests discussed included the fact that certain members of Management have individual interests in the Medley LLC Units and shares of MCC Common Stock, voting power over approximately 14% of the outstanding shares of MCC Common Stock held by Medley Seed Funding I LLC, contractual rights under the Tax Receivable Agreement, and that members of Management likely would continue their employment with the Combined Company. At the meeting, the MDLY Special Committee also confirmed the continued engagement of Potter Anderson as independent legal counsel to the MDLY Special Committee in connection with the proposed MDLY Merger.

Later on June 20, 2018, at the request of the MDLY Special Committee, Potter Anderson sent Eversheds Sutherland draft authorizing resolutions of the MDLY Board, which were consistent with the discussions of the MDLY Board at its June 18, 2018 meeting, and which empowered the MDLY Special Committee to, among other things, consider, evaluate, review, and negotiate the terms and conditions of the proposed MDLY Merger or any alternative thereto, with the MDLY Board agreeing not to recommend or approve the proposed MDLY Merger or any alternative thereto without a prior favorable recommendation from the MDLY Special Committee. The formal resolutions delegating authority to the MDLY Special Committee were adopted by the MDLY Board on June 18, 2018.

On June 21, 2018, representatives of Potter Anderson, on behalf of the MDLY Special Committee, held a teleconference with Mr. Fredericks and representatives of Eversheds Sutherland to obtain additional information on behalf of the MDLY Special Committee following its June 20, 2018 meeting with respect to the structure of the proposed MDLY Merger. On the call, representatives of Eversheds Sutherland stated that the members of Management that hold shares of MDLY Class B Common Stock through their ownership of units of Medley Group LLC (which shares collectively represent a super-majority of the aggregate voting power of the MDLY Common Stock), were not willing to condition the proposed MDLY Merger upon the approval of a majority of the unaffiliated MDLY Stockholders due to the relatively small ownership interest (approximately 18.3%) and voting power (approximately 2.2%) that such holders have in MDLY. On June 24, 2018, representatives of Potter Anderson, on behalf of the MDLY Special Committee, and representatives of Eversheds Sutherland held a follow-up teleconference. On that call, representatives of Eversheds Sutherland (i) informed representatives of Potter Anderson that MCC and Sierra had established the MCC Special Committee and the Sierra Special Committee, respectively, to evaluate and negotiate the proposed Mergers, (ii) clarified portions of the framework regarding the proposed value and allocation of consideration to MDLY Stockholders in the proposed MDLY Merger, including, among other things, certain contemplated tax obligations payable by the unitholders of Medley Group LLC, in response to questions put to them by Potter Anderson, (iii) reviewed the terms of the advisory agreements between certain subsidiaries of MDLY and MCC and Sierra, respectively, and (iv) discussed the potential impact of the proposed MDLY Merger under the Tax Receivable Agreement.

On June 25, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. During the meeting, Potter Anderson provided the MDLY Special Committee with additional information with respect to the background and structure of the proposed Mergers, as communicated by Mr. Fredericks and representatives of Eversheds Sutherland to representatives of Potter Anderson on June 21, 2018 and June 24, 2018 in addition to what was reflected in the written materials delivered to the MDLY Special Committee. The MDLY Special Committee and representatives of Potter Anderson also discussed Management’s position (in its capacity as MDLY’s controlling stockholder) that the proposed MDLY Merger would not be conditioned on approval of a majority of the unaffiliated MDLY Stockholders due to the relatively small ownership interest (approximately 18.3%) and voting power (approximately 2.2%) that such holders have in MDLY. The MDLY Special Committee also discussed retention of an independent financial advisor and authorized Mr. Leeds to contact potential financial advisors.

On June 29, 2018, the MDLY Board held a meeting for the purpose of receiving an update from Management on the proposed Mergers.

On June 29, 2018, representatives of Potter Anderson held a teleconference with a potential financial advisor for the MDLY Special Committee.

On each of June 29, 2018 and July 1, 2018, representatives of Potter Anderson and representatives of Eversheds Sutherland held a teleconference to discuss certain regulatory approvals that may be required in connection with the proposed Mergers. On July 2, 2018, an updated framework with respect to the proposed Mergers was delivered by Management to the MDLY Special Committee and Potter Anderson by Management. The July 2, 2018 framework provided that, consistent with the preliminary framework, as consideration for their shares of MDLY Class A Common Stock, MDLY Stockholders would receive per share $3.75 cash consideration and 0.41 shares of Sierra Common Stock. The July 2, 2018 framework also included information with respect to the proposed compensation of certain key executives (Brook Taube, Seth Taube, Jeff Tonkel, Richard T. Allorto, Jr., and John D. Fredericks) at the pro forma entity. With respect to the proposed MCC Merger, which was structured as a stock-for-stock merger, MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock using an exchange ratio of 0.76.

On July 3, 2018, Mr. Eaton and representatives of Potter Anderson held a teleconference to discuss the potential engagement of an independent financial advisor for the purpose of advising the MDLY Special Committee.

On July 5, 2018, Mr. Eaton and representatives of Potter Anderson held a teleconference with Barclays Capital Inc. (“Barclays”) to discuss its potential engagement as the independent financial advisor to the MDLY Special Committee.

Later on July 5, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson to discuss the MDLY Board meeting held on June 29, 2018 and the July 2, 2018 framework. In addition, the MDLY Special Committee discussed the engagement of an independent financial advisor. During the meeting, Potter Anderson reviewed with the MDLY Special Committee the proposed engagement letter from the potential financial advisor with whom Mr. Leeds and Potter Anderson had spoken. Potter Anderson and Mr. Eaton also provided an overview of their earlier teleconference with Barclays.

On July 6, 2018, the MDLY Board held a meeting for the purpose of receiving an update from Management on the proposed Mergers and an update on a memorandum setting forth the terms of the SEC exemptive relief that would be required for the proposed transaction to be permitted under the 1940 Act. Mr. Taube, who attended the meeting, noted that both the MCC Special Committee and the Sierra Special Committee had been actively considering the proposed Mergers. In addition, the MCC Special Committee and the Sierra Special Committee had each retained the services of an independent financial advisor. Next, representatives of Eversheds Sutherland, who attended the meeting, discussed the SEC exemptive relief that would be required in order to consummate the proposed Mergers. Representatives of Eversheds Sutherland discussed the active and ongoing dialogue with the SEC and informed the MDLY Special Committee that a memorandum describing such relief was submitted to the SEC on July 5, 2018. Management noted that the MDLY Special Committee would be kept apprised on any response from the SEC.

On July 10, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson to further discuss engagement of an independent financial advisor, including to review the proposals received from the two potential financial advisors. The MDLY Special Committee evaluated their respective qualifications and levels of experience in evaluating BDCs and in mergers and acquisitions generally and whether either potentially had conflicts that would compromise its ability to render independent advice. The MDLY Special Committee determined at the meeting that it was inclined to hire Barclays as its independent financial advisor. The MDLY Special Committee, with the assistance of representatives of Potter Anderson, also reviewed the prior efforts of MDLY in seeking a potential buyer for MDLY or its assets and requested that Potter Anderson follow up with Eversheds Sutherland and Management to obtain updated information regarding prior and ongoing discussions with third parties relating to potential alternative transactions.

Later on July 10, 2018, the MDLY Special Committee, representatives of Potter Anderson, and representatives of Barclays held a telephonic meeting. At this meeting, the MDLY Special Committee assessed whether Barclays had any conflicts that potentially would compromise its ability to provide the MDLY Special Committee with independent advice and otherwise assessed Barclays’ experience and qualifications. On the call, representatives of Barclays discussed, among other things, Barclays’ historic relationships and experiences with MDLY, MCC and Sierra. After Barclays left the call, the MDLY Special Committee determined that Barclays was independent for purposes of serving as the MDLY Special Committee’s independent financial advisor. Considering the factors described above, the MDLY Special Committee agreed to retain Barclays as the MDLY Special Committee’s independent financial advisor, subject to the execution of an engagement letter and obtaining further details on Barclays’ historic relationships and experiences with MDLY, MCC and Sierra.

Also on July 10, 2018, Management provided the members of the MDLY Special Committee with a preliminary summary of prior and ongoing discussions between MDLY and third parties relating to potential alternative transactions.

On July 12, 2018, at the direction of MDLY, representatives of Goldman Sachs delivered an updated framework for the proposed Mergers to the members of the MDLY Special Committee and Potter Anderson. The July 12, 2018 framework contemplated that, as consideration for their shares of MDLY Class A Common Stock in the proposed MDLY Merger, MDLY Stockholders would receive, per share, $3.75 cash consideration and 0.43 shares of Sierra Common Stock. In addition, the proposed framework proposed a stock-for-stock merger of Sierra and MCC in which the MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock using an exchange ratio of 0.76.

On July 13, 2018, representatives of Potter Anderson and Barclays held a teleconference with Mr. Taube and representatives of Goldman Sachs, during which Mr. Taube and, at the direction of MDLY, representatives of Goldman Sachs reviewed the July 12, 2018 framework and answered questions posted to them in relation thereto.

On July 17, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss the July 12, 2018 framework. Representatives of Potter Anderson summarized their July 13, 2018 call with Mr. Taube and representatives of Goldman Sachs. The MDLY Special Committee also discussed the prior sales processes and bidder outreach conducted by MDLY and requested that Potter Anderson and Barclays follow-up with Management, representatives of Goldman Sachs, and Eversheds Sutherland to obtain additional information regarding such prior sales processes.

On July 18, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss Barclays’ formal retention.  As part of those discussions, Barclays reviewed with the MDLY Special Committee its historic relationships and experiences with MDLY, Sierra and MCC.   Barclays informed the MDLY Special Committee that on separate occasions in 2017, Barclays’ deal team members advising the MDLY Special Committee provided financial advisory services to two separate potential buyers of MDLY related to an acquisition of MDLY.  Following a discussion of Barclays’ relationship disclosure and potential conflicts, the MDLY Special Committee confirmed its belief that Barclays was independent for purposes of representing the MDLY Special Committee in connection with the proposed MDLY Merger.

Later on July 18, 2018, Mr. Taube informed the MDLY Special Committee by email that he would like to schedule a meeting of the MDLY Board on July 20, 2018 to provide an update on the Sierra Special Committee and the MCC Special Committee processes in connection with the proposed Mergers.

At the July 20, 2018 MDLY Board meeting, Mr. Taube provided the MDLY Board with an update on the proposed Mergers. Mr. Taube noted that each of the other parties had substantially completed diligence with only a narrow list of open items that needed to be addressed from a diligence standpoint.

With respect to the price per share that the MDLY Stockholders could expect to receive for their shares, Mr. Taube noted that, based on Management’s discussions with the MCC Special Committee and the MDLY Special Committee, $7.00 per share of MDLY Class A Common Stock was likely too high of a price point for MCC and Sierra, and that a price in the range of $5.00 to $6.00 per share would be more likely agreeable to the MCC Special Committee and the Sierra Special Committee. Mr. Taube stated that in his view, there was currently a clear path forward if the MDLY Special Committee was willing to proceed with a deal that would entail a share price in the low $6.00 range. Mr. Taube stated that it appeared likely that Management would need to forfeit a portion of its rights under the Tax Receivable Agreement. In that regard, Mr. Taube proposed that Management would give up at least a portion of the Tax Receivable Agreement in order to get the highest price point possible for shares of MDLY Class A Common Stock, though $7.00 would still not be likely agreeable to the MCC Special Committee and the Sierra Special Committee.

Mr. Taube then walked through the form of consideration that MDLY Stockholders could expect to receive, explaining that MDLY Stockholders would likely receive over $3.50 per share in cash, with the remaining consideration consisting of stock in the Combined Company. This would result in a premium to MDLY’s current market value of approximately 70%.

Immediately following the MDLY Board meeting, on July 20, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. After a discussion of the concerns raised by the Sierra Special Committee and the MCC Special Committee, the MDLY Special Committee instructed Barclays to obtain further information regarding the Sierra Special Committee’s bases for Sierra’s valuation of the MDLY Class A Common Stock. The MDLY Special Committee also discussed additional transaction considerations including imposing certain parameters around post-closing compensation for members of management of the Combined Company, potential additional procedural protections, and other options regarding the structure of the consideration to be paid to the unaffiliated MDLY Stockholders, including broader election rights for the unaffiliated MDLY stockholders with respect to consideration. The MDLY Special Committee discussed possible sources of additional value for the unaffiliated MDLY Stockholders and instructed Barclays to request that the Medley LLC Unitholders forfeit some or all of the benefits to which they would be entitled under the Tax Receivable Agreement in order to increase the amount of consideration available to the unaffiliated MDLY Stockholders. The MDLY Special Committee, together with Potter Anderson and Barclays, also discussed the unsuccessful efforts of MDLY to find a potential buyer for MDLY or its assets, based on information about such efforts provided by representatives of Goldman Sachs, and to what extent prior discussions with third parties with respect to MDLY’s value and the lack of viable proposals to acquire MDLY impacted the value of the consideration offered in connection with the proposed MDLY Merger. Following the July 20, 2018 meeting of the MDLY Special Committee, Barclays communicated to representatives of Goldman Sachs the MDLY Special Committee’s request for additional consideration for the unaffiliated MDLY Stockholders and related questions regarding other potential sources of value.

Later on July 20, 2018, Management delivered an updated framework for the proposed Mergers, which provided for a cash payment to holders of MDLY Class A Common Stock of $3.69 per share, inclusive of a $0.25 pre-closing special cash dividend, and 0.34 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.72, which was reduced from the prior proposed exchange ratio of 0.76 due to a decrease in MCC’s NAV per share over the previous quarter. As part of the framework, the Medley LLC Unitholders agreed to reduce the payments that they would receive under the Tax Receivable Agreement, through a reduction in the percentage of the aggregate value of certain tax benefits to which they would be entitled from 85% to 65%.

On July 22, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss the July 20, 2018 framework. The MDLY Special Committee instructed Potter Anderson and Barclays to request that (i) the Medley LLC Unitholders forfeit a greater share or all of the benefits to which they are entitled under the Tax Receivable Agreement and (ii) all or a greater portion of the aggregate cash payable in the form of the pre-closing special cash dividend be paid only to the unaffiliated MDLY Stockholders. The MDLY Special Committee, together with Potter Anderson and Barclays, also discussed the prior MDLY sales process, based on information about such process provided by representatives of Goldman Sachs, and how the consideration proposed in the July 20, 2018 framework compared to the prior indications of interest and other transactions unsuccessfully pursued by MDLY.

Between July 23, 2018 and July 25, 2018, Management, the Sierra Special Committee and the MCC Special Committee conveyed their respective positions on particular issues to representatives of Eversheds Sutherland and Goldman Sachs, including that (i) Management was not amenable to forfeiting additional payments to which they were entitled under the Tax Receivable Agreement, (ii) Management would not be amenable to conditioning the Proposed Business Combination on the approval of a majority of the unaffiliated MDLY Stockholders due to the relatively small ownership interest (approximately 18.3%) and voting power (approximately 2.2%) that such holders have in MDLY, (iii) any increase in the cash consideration payable to the unaffiliated MDLY Stockholders or paying a special cash dividend only to the unaffiliated MDLY Stockholders would not be acceptable to Management, and (iv) Management would decline the MDLY Special Committee’s request that the unaffiliated MDLY Stockholders be given election rights with respect to the consideration payable in connection with the Proposed Business Combination. Management, the Sierra Special Committee, and the MCC Special Committee directed representatives of Eversheds Sutherland and Goldman Sachs to convey such positions to Barclays and Potter Anderson. During this time, Barclays continued its due diligence and discussions with representatives of Goldman Sachs regarding the MDLY Special Committee’s request for additional value to the unaffiliated MDLY Stockholders. During those discussions and at the direction of MDLY, representatives of Goldman Sachs informed Barclays of the respective positions of Management, the Sierra Special Committee and the MCC Special Committee, as described above.

On July 25, 2018, at the direction of MDLY, representatives of Goldman Sachs, communicated to representatives of Barclays an updated framework for the proposed Mergers, which included an increase in the proposed exchange ratio of 0.34 shares of Sierra Common Stock to 0.38 shares of Sierra Common Stock per share of MDLY Class A Common Stock, but did not otherwise change the cash consideration per share (or proposed special cash dividend) payable to the MDLY Stockholders. In addition, the updated framework proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.76. At the direction of MDLY, representatives of Goldman Sachs also communicated to Barclays that the Medley LLC Unitholders agreed to further reduce the percentage of the aggregate value of certain tax benefits to which they would be entitled under the Tax Receivable Agreement from 65% to 40%. Finally, at the direction of MDLY, representatives of Goldman Sachs delivered a written framework reflecting such terms to the MDLY Special Committee and Potter Anderson on July 26, 2018.

On July 25, 2018, at the direction of MDLY, representatives of Eversheds Sutherland and Goldman Sachs conveyed to representatives of Potter Anderson and Barclays, respectively, that, (i) the Medley LLC Unitholders remained reluctant to forfeit additional rights under the Tax Receivable Agreement, (ii) the Medley LLC Unitholders (in their capacity as MDLY’s controlling stockholders) would not be amenable to conditioning the proposed transactions on approval of a majority of the unaffiliated MDLY Stockholders, (iii) increases in cash consideration or the payment of a special cash dividend only to the unaffiliated MDLY Stockholders were unacceptable to MDLY’s controlling stockholders, the Medley LLC Unitholders, and (iv) MDLY’s controlling stockholders declined the MDLY Special Committee’s request that the unaffiliated MDLY Stockholders be given election rights with respect to the consideration payable in connection with the proposed MDLY Merger. Representatives of Potter Anderson and Barclays conveyed these points to the MDLY Special Committee during a telephonic meeting with the MDLY Special Committee on July 25, 2018. The MDLY Special Committee instructed representatives of Potter Anderson and Barclays to continue to request that the Medley LLC Unitholders forfeit a greater share or all of the payments to which they are entitled under the Tax Receivable Agreement in order to increase the amount of consideration available to the unaffiliated MDLY Stockholders. The MDLY Special Committee, together with Potter Anderson and Barclays, continued to consider the sales process of MDLY to date and how the proposed MDLY Merger related to prior indications of interest and other transactions unsuccessfully pursued by MDLY, based on information about such indications of interest and other transactions provided by representatives of Goldman Sachs. Representatives of Potter Anderson discussed with the MDLY Special Committee an updated process summary, which had been delivered by representatives of Goldman Sachs on July 23, 2018, detailing, among other things, the prior sales processes and bidder outreach conducted by MDLY and the reasons for the termination of discussions with Party X.

On July 26, 2018, at the request of Management, representatives of Goldman Sachs, relayed the updated framework for the proposed Mergers to the MDLY Special Committee and Potter Anderson, which contemplated a cash payment to holders of MDLY Class A Common Stock of $3.69 per share, inclusive of a $0.25 pre-closing special cash dividend, and 0.38 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework maintained the previously proposed stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.76.

On July 26, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee directed Potter Anderson and Barclays to continue to explore additional sources of value for the unaffiliated MDLY Stockholders, including a possible forfeiture by the Medley LLC Unitholders of all of the payments that they would otherwise be entitled to receive under the Tax Receivable Agreement. Representatives of Barclays reviewed with the MDLY Special Committee conversations between representatives of Barclays and Goldman Sachs relating to the prior sales processes of MDLY, and the MDLY Special Committee instructed Barclays to follow up with representatives of Goldman Sachs relating to the reasons for termination of discussions with Party X. The MDLY Special Committee also reviewed with Potter Anderson and Barclays Management’s projections and their underlying support, as well as key transaction structure considerations, including possible procedural protections and post-closing compensation for Management. In addition, the MDLY Special Committee, with the assistance of Potter Anderson, reviewed the Sierra Investment Advisory Agreement and MCC Investment Management Agreement, including the terms under which such agreements are renewed annually and the terms and conditions under which such agreements may be terminated.

On July 27, 2018, at the request of Management, representatives of Goldman Sachs, relayed the updated framework for the proposed Mergers to the MDLY Special Committee and Potter Anderson, which proposed a cash payment to holders of MDLY Class A Common Stock of $3.94 per share, inclusive of a $0.50 pre-closing special cash dividend, and 0.38 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.8050, increased from the prior exchange ratio of 0.76. In connection with the updated framework, the Medley LLC Unitholders agreed to forfeit the entirety of the payments otherwise payable to them under the Tax Receivable Agreement. At the direction of MDLY, representatives of Goldman Sachs delivered a written framework reflecting such terms to the MDLY Special Committee and Potter Anderson on July 27, 2018.

On July 27, 2018, representatives of Potter Anderson and Barclays held a teleconference with Mr. Leeds to discuss the July 27, 2018 framework in anticipation of a meeting of the MDLY Board later that day.

At the July 27, 2018 MDLY Board meeting, Mr. Taube summarized the current state of negotiations and provided an overview of the July 27, 2018 framework. At the invitation of MDLY, representatives of Goldman Sachs attended this meeting. Specifically, Mr. Taube discussed the price per share that MDLY Stockholders would receive in connection with the proposed MDLY Merger. After multiple iterations, the Sierra Special Committee and Management agreed to consider a price of $6.75 per share of MDLY Class A Common Stock (inclusive of the total cash consideration and stock consideration), which included a $0.50 pre-closing special cash dividend. In summary, Mr. Taube noted that MDLY Stockholders could expect to receive merger consideration in the form of approximately 55% in cash and 45% in Sierra Common Stock. In addition, Mr. Taube noted that under the July 27, 2018 framework, the Medley LLC Unitholders would agree to waive their rights under the Tax Receivable Agreement, which would allow the Combined Company to receive all of the benefits therefrom. Mr. Taube highlighted the fact that all members of Management agreed to forfeit their rights under the Tax Receivable Agreement in order to help the negotiations between the parties and provide increased value to the unaffiliated MDLY Stockholders. Mr. Taube committed to reporting to the MDLY Special Committee on the progress of the negotiations as soon as more information became available.

Next, Mr. Taube provided an update on the negotiations between the Sierra Special Committee and the MCC Special Committee. He noted that one of the main issues being negotiated was the exchange ratio pursuant to which shares of Sierra Common Stock would be issued in exchange for existing shares of MCC Common Stock. Mr. Taube informed the MDLY Special Committee that the Sierra Special Committee and the MCC Special Committee had reached a tentative agreement that the exchange ratio in connection with the MCC Merger would be 0.8050 shares of Sierra Common Stock for each share of MCC Common Stock.

On July 29, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss the July 27, 2018 framework. The MDLY Special Committee instructed Potter Anderson and the representatives of Barclays to further request that the aggregate amount of the currently contemplated pre-closing special cash dividend be paid only to the unaffiliated MDLY Stockholders or that an additional pre-closing special cash dividend be paid only to the unaffiliated MDLY Stockholders. The MDLY Special Committee also discussed Management’s projections. Representatives of Barclays informed the MDLY Special Committee that representatives of Goldman Sachs had communicated that Management (in its capacity as MDLY’s controlling stockholder), continued to reject any election right for the unaffiliated MDLY Stockholders with respect to the mix of cash and stock consideration because it purportedly affected the tax-free nature of the MDLY Merger.

On July 29, 2018, Eversheds Sutherland uploaded to the electronic data room drafts of the MDLY Merger Agreement and MCC Merger Agreement for the proposed Mergers.

On July 30, 2018, at the direction of MDLY, representatives of Goldman Sachs delivered an updated framework for the proposed Mergers to the MDLY Special Committee and Potter Anderson. The July 30, 2018 framework provided that (i) the unaffiliated MDLY Stockholders would receive $4.09 per share, which would include $0.65 payable in the form of special cash dividends, and (ii) Management would receive a lower per share cash consideration of $3.79, which would include only $0.35 payable in the form of a special cash dividend. Under the July 30, 2018 framework, both the unaffiliated MDLY Stockholders and Management (in their capacity as MDLY Stockholders) would receive 0.3836 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.8050, which was consistent with the most recently proposed framework.

At a meeting of the MDLY Board held on July 30, 2018, Mr. Taube provided the MDLY Board with an update on Management’s latest discussion with the Sierra Special Committee in connection with the MDLY Merger and the negotiations between the Sierra Special Committee and the MCC Special Committee relating to the MCC Merger. At the invitation of MDLY, representatives of Goldman Sachs attended this meeting. Mr. Taube addressed the MDLY Special Committee’s request for increased consideration for holders of MDLY Class A Common Stock and described the outstanding business issues.

Mr. Taube next summarized Management’s latest discussion with the Sierra Special Committee and the MCC Special Committee, noting that while he had previously reported to the MDLY Special Committee that a share price of $6.75 (inclusive of the total cash consideration and stock consideration) for shares of MDLY Class A Common Stock was a possibility, Sierra was still pushing for MDLY to consider a share price lower than $6.75.

Next, representatives of Potter Anderson asked for further information regarding the sources of value associated with the MDLY Merger, and asked Mr. Taube to reconfirm Management’s projections and that no changes were necessary. Mr. Taube noted that Management had given up a great deal of value for themselves in order to facilitate an agreement and a share price point that would be agreeable to all parties. In particular, forfeiting the Medley LLC Unitholders rights under the Tax Receivable Agreement, was of significant benefit to the MDLY Stockholders. Mr. Taube then reviewed the specifics of the July 30, 2018 framework share price breakdown and reconfirmed Management’s projections.

Next, Mr. Taube informed the MDLY Board that Management received from an unaffiliated third party (“Party Y”) a written non-binding indication of interest dated July 30, 2018, to acquire all of the shares of MDLY Class A Common Stock and all of the Medley LLC rights (the “July 30, 2018 IOI”). Mr. Taube noted that Management would assess the offer and provide the MDLY Special Committee with a copy of the July 30, 2018 IOI.

Later on August 2, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee determined that there were no additional sources of value for the unaffiliated MDLY Stockholders and that the Sierra Special Committee and the MCC Special Committee were not amenable to giving up further value in connection with the proposed Mergers. In addition, the MDLY Special Committee reviewed, with the assistance of Potter Anderson and Barclays, the sales processes to date run by MDLY. Based on those discussions, the MDLY Special Committee (i) confirmed that the sales processes run by MDLY for approximately 12 months, which failed to produce any viable transaction, constituted a reasonable market check by MDLY and that no further pre-signing market check was necessary under the circumstances, and (ii) determined not to authorize Barclays to solicit any indications of interest from any third party with respect to the purchase of all or a part of MDLY’s business. The MDLY Special Committee also discussed and continued to believe that it was not a viable option to request that the deal be conditioned on the approval of a majority of the unaffiliated MDLY Stockholders because such a condition had been rejected on multiple occasions by Management (in its capacity as MDLY’s controlling stockholder). The representatives of Potter Anderson then reviewed with the MDLY Special Committee the draft MDLY Merger Agreement. The MDLY Special Committee also discussed the proposed consideration and recognized that the cash component payable to the unaffiliated MDLY Stockholders alone exceeded the current market price of shares of MDLY Class A Common Stock.

At a meeting of the MDLY Board held on August 3, 2018, Management provided the MDLY Board with an update on the status of the proposed Mergers since the last meeting held on July 30, 2018. At the invitation of MDLY, representatives of Goldman Sachs attended this meeting. Mr. Taube summarized the schedule of upcoming board and special committee meetings of MCC and Sierra, noting that Eversheds Sutherland would narrow down the list of open items being discussed in the MDLY Merger Agreement and MCC Merger Agreement. Mr. Taube next reviewed the working plan for the proposed transaction announcement, noting that the parties were working towards announcing an agreement on the close of business on Thursday, August 9, 2018, assuming the MDLY Merger Agreement and MCC Merger Agreement were finalized by that date.

Next, Mr. Taube provided an overview of the July 30, 2018 IOI. Mr. Taube explained that neither Management nor representatives of Goldman Sachs were familiar with Party Y before receiving the unsolicited proposal. In summary, Party Y proposed a sale price that would equate to approximately $5.09 per share of MDLY Class A Common Stock. Management met with representatives from Party Y and performed diligence. Based upon that analysis, Management advised the MDLY Board that it appeared that Party Y did not have the capacity or skill required for a successful transaction, lacked the necessary capital, and was offering a low share price that did not fairly value MDLY. Representatives of Goldman Sachs confirmed that they were not familiar with Party Y before receiving the unsolicited proposal and noted that it was likely that Party Y was hoping to acquire MDLY at a significant discount to fair value.

Immediately following the conclusion of the MDLY Board Meeting, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. Barclays reviewed with the MDLY Special Committee its preliminary financial metrics relating to the MDLY Merger. In addition, the MDLY Special Committee, with the assistance of representatives of Potter Anderson and Barclays, discussed the July 30, 2018 IOI and agreed that it was not viable or worth further pursuing when compared to the proposed MDLY Merger.

From August 3, 2018 to the afternoon of August 9, 2018, Eversheds Sutherland exchanged multiple drafts of the MCC Merger Agreement and the MDLY Merger Agreement with representatives of Potter Anderson, S&W and Kramer Levin.

On August 8, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee and representatives of Potter Anderson discussed the compensation report received by the Sierra Special Committee from its compensation consultant, and reviewed with the MDLY Special Committee the terms of the proposed employment agreements to be executed by Management upon the closing of the proposed Mergers. Also at the meeting (i) Potter Anderson reviewed with the MDLY Special Committee an overview of the material terms of the draft MDLY Merger Agreement and exhibits, (ii) Barclays discussed with the MDLY Special Committee its financial analysis of the consideration to be paid to the unaffiliated MDLY Stockholders in the MDLY Merger, and (iii) Potter Anderson reviewed with the MDLY Special Committee its fiduciary duties in connection with its evaluation, consideration, and approval of the proposed MDLY Merger. The MDLY Special Committee, with the assistance of Potter Anderson and Barclays, also reviewed the prior sales process run by MDLY. The discussion regarding the prior sales process run by MDLY was based upon information that was provided by representatives of Goldman Sachs at the direction of MDLY. After an extensive discussion, the MDLY Special Committee agreed that the MDLY Merger provided the best value reasonably available to the unaffiliated MDLY Stockholders, including when compared to any standalone options.

On August 9, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee, with the assistance of Potter Anderson, discussed the material terms of the MDLY Merger Agreement and exhibits. Representatives of Potter Anderson again reviewed with the MDLY Special Committee its fiduciary duties. In addition, at the meeting, Barclays discussed with the MDLY Special Committee additional information with respect to its financial analysis of the terms of the proposed MDLY Merger. At the request of the MDLY Special Committee, Barclays delivered an oral fairness opinion as of August 9, 2018, which was subsequently confirmed by delivery of a written opinion dated as of such date, as to the fairness, from a financial point of view, to the MDLY Public Stockholders of the aggregate of the MDLY Merger Consideration, the First Special Dividend and the Second Special Dividend to be offered to such MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger. The MDLY Special Committee unanimously (i) determined that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the MDLY Stockholders (other than Messrs. Brook Taube, Seth Taube, Tonkel, Allorto, and Fredericks, Medley Group LLC, and any of their respective affiliates), (ii) approved and declared advisable the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, and (iii) recommended that the MDLY Board (a) approve and declare advisable the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, and (b) submit the MDLY Merger Agreement to the MDLY Stockholders for adoption.

On August 9, 2018, the MDLY Board held a telephonic meeting. At the invitation of MDLY, representatives of Potter Anderson, Barclays, Goldman Sachs and Eversheds Sutherland were present. At this meeting, representatives of Goldman Sachs reviewed its financial analysis of the consideration to be paid to the MDLY Stockholders in the MDLY Merger. Representatives of Goldman Sachs then rendered an oral opinion to the MDLY Board, which was subsequently confirmed by delivery of a written opinion dated August 9, 2018, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the aggregate of the MDLY Merger Consideration, the First Special Dividend and the Second Special Dividend, which is referred to as the “Consideration”, to be paid to the holders of MDLY Class A Common Stock (other than Sierra, MCC and any of their respective affiliates, the Medley LLC Unitholders, the holders of Medley LLC Restricted Units and the holders of MDLY RSUs) pursuant to the MDLY Merger Agreement, was fair from a financial point of view to such holders.

Mr. Leeds provided the MDLY Board with a report of the MDLY Special Committee meeting held earlier that day. Mr. Leeds provided a history of the various meetings held by the MDLY Special Committee and described the final considerations of the MDLY Special Committee that led to its recommendation that the MDLY Merger Agreement and the transactions contemplated thereby be approved by the MDLY Board. In particular, Mr. Leeds highlighted, among other things, the fairness opinion that the MDLY Special Committee received from Barclays and the robust process of considering all of the information and various proposals presented to the MDLY Special Committee. On that basis, Mr. Leeds confirmed the MDLY Special Committee’s recommendation described above.

On that basis, the MDLY Board unanimously approved and declared advisable the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger and resolved to submit the MDLY Merger Agreement to the MDLY Stockholders for its adoption.

i.	Summary of Financial Presentation by Barclays, dated August 9, 2018, to the MDLY Special Committee

The MDLY Special Committee engaged Barclays to act as its independent financial advisor for the purpose of providing financial advisory services to the MDLY Special Committee with respect to certain potential transactions or series or combination of related transactions outside of the ordinary course of business of MDLY, including the MDLY Merger, pursuant to an engagement letter dated July 13, 2018. On August 9, 2018, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the MDLY Special Committee that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Consideration to be offered to the MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger is fair, from a financial point of view, to such MDLY Public Stockholders.

The full text of Barclays’ written opinion, dated as of August 9, 2018, is attached as Appendix D hereto. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is an abridged summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the MDLY Special Committee, addresses only the fairness, from a financial point of view, of the Consideration to be offered to the MDLY Public Stockholders. Barclays did not recommend any specific form or amount of consideration to MDLY, the MDLY Special Committee or the MDLY Board or that any specific form or amount of consideration constituted the only appropriate consideration for the proposed MDLY Merger or the proposed MCC Merger. Barclays was not requested to opine as to, and its opinion does not in any manner address, MDLY’s underlying business decision to proceed with or effect the proposed MDLY Merger, the likelihood of the consummation of the proposed MDLY Merger or the proposed MCC Merger, or the relative merits of the proposed MDLY Merger as compared to any other transaction in which MDLY may engage.

In arriving at its opinion, Barclays, among other things, reviewed and analyzed the draft MDLY Merger Agreement and the draft MCC Merger Agreement and the specific terms of the proposed MDLY Merger and MCC Merger; reviewed and analyzed publicly available information concerning MDLY that Barclays believed to be relevant to its analysis, including MDLY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2018 and June 30, 2018; reviewed and analyzed financial and operating information with respect to the business, operations and prospects of MDLY furnished to Barclays by MDLY, including financial projections of MDLY prepared by Management (the “MDLY Projections”); reviewed and analyzed financial and operating information with respect to the business, operations and prospects of MCC and Sierra furnished to Barclays by Management, including financial projections of each of MCC and Sierra prepared by Management as investment advisor and manager of MCC and Sierra, respectively (the “MCC and Sierra Standalone Projections”); reviewed and analyzed pro forma financial projections for the Combined Company, including cost savings, operating synergies and other strategic benefits prepared by Management (the “Combined Company Projections”); reviewed and analyzed a trading history of MDLY Class A Common Stock from September 24, 2014 through August 8, 2018 and a trading history of MCC Common Stock from September 24, 2014 to August 8, 2018; reviewed and analyzed a comparison of the historical dividend performance of MDLY with those of MCC and Sierra; reviewed and analyzed a comparison of the historical financial results and present and projected financial condition of MDLY with those of other asset management companies that Barclays deemed relevant; reviewed and analyzed a comparison of the financial terms of the proposed MDLY Merger with the financial terms of certain other transactions involving asset management companies that Barclays deemed relevant; reviewed and analyzed a comparison of the pro forma market position of the Combined Company following the proposed MDLY Merger and the proposed MCC Merger with those of other BDCs that Barclays deemed relevant; reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of MDLY; reviewed and analyzed information provided by MDLY and its advisors with respect to the results of previous efforts of MDLY and its advisors to solicit indications of interest from third parties with respect to a sale of MDLY; reviewed and analyzed the Sierra Investment Advisory Agreement; reviewed and analyzed the MCC Investment Management Agreement; had discussions with Management, including in its capacity as investment advisor and manager of MCC and Sierra, respectively, concerning the business, operations, assets, financial condition and prospects of each of MDLY, MCC, Sierra and the Combined Company; and undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of Management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the MDLY Projections and the Combined Company Projections, upon advice of Management, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Management as to MDLY’s future financial performance on a standalone basis and the Combined Company’s future financial performance on a pro forma basis, including as to the amount and timing of synergies to be realized, and that each of MDLY and the Combined Company after giving effect to the MDLY Merger and the MCC Merger would perform substantially in accordance with such projections. With respect to the MCC and Sierra Standalone Projections, upon advice of Management, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Management and management of its subsidiary that is the investment advisor and manager of MCC and Sierra, respectively, as to each of MCC and Sierra’s future financial performance and that each of MCC and Sierra would perform substantially in accordance with such projections. Pursuant to the MDLY Special Committee’s instructions, Barclays relied upon and utilized the MDLY Projections, the MCC and Sierra Standalone Projections and the Combined Company Projections in connection with its analysis and its opinion. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of MDLY and did not make or obtain any evaluations or appraisals of the assets or liabilities of MDLY. In addition, Barclays was not authorized by the MDLY Special Committee to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of MDLY’s business. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, August 9, 2018. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after August 9, 2018 or that may occur after the date of this application. Barclays expressed no opinion as to the prices at which the MDLY Class A Common Stock would trade following the announcement of the proposed MDLY Merger and MCC Merger or prices at which the Sierra Common Stock would trade following consummation of the proposed MDLY Merger or the proposed MCC Merger. Barclays’ opinion should not be viewed as providing any assurance that the market value of the Sierra Common Stock to be held by the MDLY Public Stockholders after the consummation of the proposed MDLY Merger and the proposed MCC Merger will be in excess of the market value of MDLY Class A Common Stock owned by such MDLY Public Stockholders at any time prior to the announcement or consummation of the proposed MCC Merger or the proposed MDLY Merger.

Barclays assumed that the executed MDLY Merger Agreement would conform in all material respects to the last draft reviewed by Barclays. Additionally, Barclays assumed the accuracy of the representations and warranties contained in the proposed MDLY Merger Agreement and all the agreements related thereto. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed MCC Merger or MDLY Merger, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood MDLY had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the MDLY Class A Common Stock or the Sierra Common Stock but rather made its determination as to fairness, from a financial point of view, to the MDLY Public Stockholders of the Consideration to be offered to the MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger on the basis of various financial and comparative analyses.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Barclays with respect to the MDLY Class A Common Stock and the Sierra Common Stock in preparing its opinion to the MDLY Special Committee: the comparable company analysis, the comparable transaction analysis and the discounted cash flow analysis.

Each of these methodologies was used to generate reference per share equity value ranges for the MDLY Class A Common Stock and the Sierra Common Stock. In order to derive implied per share values in the MDLY selected comparable company analysis and the MDLY selected precedent transactions analysis, the implied equity value range for MDLY Class A Common Stock was calculated by subtracting net debt, as provided by Management, from the enterprise value of MDLY and was then divided by the number of fully diluted shares of MDLY Class A Common Stock estimated to be outstanding by Management. For purposes of the MDLY calculations, the number of MDLY Class A Common Stock estimated to be outstanding at June 30, 2018, per the MDLY Projections, was used to derive implied per share equity values.

In order to derive implied per share equity values in the Combined Company selected comparable company analysis and the Combined Company selected precedent transactions analysis, Barclays utilized a total NAV of the Combined Company of $1,122 million, per the Combined Company Projections, which was divided by the number of fully diluted Sierra Common Stock estimated to be outstanding at the Effective Time of the completion of the MDLY Merger and the MCC Merger of approximately 153.124 million shares per Management. In performing its analyses of the Combined Company’s ranges of implied per share equity value, Barclays used a price to NAV multiple analysis because BDCs like the Combined Company frequently trade based on a multiple of NAV. Based on the selected comparable company analysis, the selected precedent transaction analysis and the discounted cash flows analysis performed by Barclays with respect to the Combined Company and the exercise of Barclays’ professional judgment, Barclays utilized an implied range of price to NAV multiples of 0.8x to 1.0x in order to derive implied equity values for the Sierra Common Stock to be offered to MDLY Public Stockholders for their shares of MDLY Class A Common Stock, which was used to assess whether the implied value of the Consideration to be offered to the MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger was within the reference per share equity value ranges of MDLY Class A Common Stock derived.

In particular, in applying the various valuation methodologies to the particular businesses, operations and prospects of MDLY and the Combined Company, and the particular circumstances of the proposed MDLY Merger and the proposed MCC Merger, Barclays made qualitative judgments as to the significance and relevance of each analysis and numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of MDLY. Such qualitative judgments and assumptions of Barclays were made following discussions with Management. Accordingly, the methodologies and the implied common equity value ranges must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied common equity value ranges without considering the full narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Barclays’ opinion.

The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MDLY or any other parties to the proposed transaction. No company, business or transaction considered in Barclays’ analyses and reviews is identical to MDLY, the Combined Company, the proposed MDLY Merger or the proposed MCC Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of MDLY, Sierra, MCC, the Combined Company, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews summarized below omits certain information, some of which would otherwise be presented in tabular or bullet format.

Selected Comparable Company Analysis

Standalone MDLY. Barclays reviewed and compared specific financial and operating data relating to MDLY with selected companies that Barclays, based on its experience in the asset management industry, deemed comparable to MDLY.

Barclays calculated and compared various financial multiples and ratios of MDLY and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of its then-current stock price to its 2018 and 2019 estimated earnings per share (“EPS”) (commonly referred to as a price to earnings ratio, or “P/E”), and the ratio of each company’s enterprise value (“EV”) to its 2018 and 2019 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). The EV of each company was obtained by adding its long-term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents. With respect to the alternative asset management companies included in Barclays’ selected comparable companies analysis, Barclays did not perform an analysis of such alternative asset management companies’ EV/EBITDA ratios but rather focused its analysis on the multiples it deemed most relevant based on its experience in the asset management industry. All of these calculations were performed excluding one-time and extraordinary expenses and were based on the MDLY Projections, in the case of MDLY, and publicly available financial data, in the case of each other company, in each case as of the end of each company’s most recently completed fiscal quarter prior to the delivery of Barclays’ opinion and closing stock prices as of August 8, 2018, the last full trading date prior to the delivery of Barclays’ opinion. All multiples were calculated based on a calendarized year.

The P/E ratios of the selected comparable companies resulting from this selected comparable company analysis ranged from 6.0x to 17.5x (with a median of 11.3x) for the year ended December 31, 2018 and from 5.7x to 19.3x (with a median of 10.6x) for the year ended December 31, 2019. The EV/EBITDA ratios of the selected comparable companies resulting from this selected comparable company analysis ranged from 5.5x to 12.3x (with a median of 7.2x) for the year ended December 31, 2018 and from 5.4x to 11.7x (with a median of 7.4x) for the year ended December 31, 2019.

Barclays selected the comparable companies because their businesses and operating profiles are reasonably similar to that of MDLY. However, because of the inherent differences between the business, operations and prospects of MDLY and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of MDLY and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. Based upon the selected comparable companies analysis and these judgments, Barclays applied multiple ranges of 10.0x to 12.0x to MDLY’s estimated EPS for the year ended December 31, 2018; 8.0x to 10.0x to MDLY’s estimated EPS for the year ended December 31, 2019; 6.0x to 8.0x to MDLY’s estimated EBITDA for the year ended December 31, 2018; and 5.5x to 7.5x to MDLY’s estimated EBITDA for the year ended December 31, 2019 and applied such ranges to the management projections to calculate a range of implied equity values per share of MDLY. The selected comparable company analysis yielded implied equity values per share of MDLY Class A Common Stock of: $3.93 to $4.72, when applying a multiple range of 10.0x to 12.0x to MDLY’s estimated EPS for the year ended December 31, 2018; $5.88 to $7.35, when applying a multiple range of 8.0x to 10.0x to MDLY’s estimated EPS for the year ended December 31, 2019; $1.87 to $3.51, when applying a multiple range of 6.0x to 8.0x to MDLY’s estimated EBITDA for the year ended December 31, 2018; and $3.45 to $5.82, when applying a multiple range of 5.5x to 7.5x to MDLY’s estimated EBITDA for the year ended December 31, 2019.

Pro Forma Combined Company. Barclays reviewed and compared per share stock price as a multiple of NAV of selected internally and externally managed BDCs with assets greater than $800 million that Barclays, based on its experience in the BDC industry, deemed comparable to the pro forma Combined Company.

Barclays calculated and compared per share stock price as a multiple of NAV of the selected comparable companies. All of these calculations were based on publicly available financial data, relevant company filings as of the end of each company’s most recently completed fiscal quarter prior to the delivery of Barclays’ opinion and closing stock prices as of August 8, 2018, the last trading date prior to the delivery of Barclays’ opinion, except in the case of Triangle Capital Corporation, where the closing stock price of August 2, 2018 was used to reflect the valuation prior to the closing of externalization transaction with Barings LLC, which was announced after market close on August 2, 2018.

Barclays selected the comparable companies because their businesses and operating profiles are reasonably similar to that of the Combined Company. However, because of the inherent differences between the business, operations and prospects of the Combined Company and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Combined Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. Based upon the selected comparable companies analysis and these judgments, Barclays applied multiple ranges of 1.10x to 1.30x and 0.85x to 0.95x to the Combined Company’s estimated NAV, per the Combined Company Projections, to calculate ranges of implied equity values per share of the Combined Company.

Barclays noted that the implied range of the Consideration of $6.34 to $6.90 to be offered to the MDLY Public Stockholders for each of their shares of MDLY Class A Common Stock in the proposed MDLY Merger, consisting of $4.09 (including the First Special Dividend and the Second Special Dividend) and 0.3836 shares of Sierra Common Stock was within or exceeded the range of implied equity values per share of MDLY Class A Common Stock derived pursuant to the foregoing analyses.

Selected Precedent Transaction Analysis

Standalone MDLY. Barclays reviewed and compared the purchase prices and financial multiples paid in selected precedent asset management transactions that Barclays deemed relevant, based on its experience with merger and acquisition transactions, particularly in the asset management industry. Barclays chose such precedent asset management transactions based on, among other things, the similarity of the applicable target companies in the transactions to MDLY with respect to the size, mix, margins and other characteristics of their businesses.

Using publicly available information, Barclays calculated and analyzed multiples of the EV to EBITDA represented by the prices paid in the selected precedent transactions. The reasons for and the circumstances surrounding each of the selected precedent asset management transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of MDLY and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed MDLY Merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and MDLY.

Based upon Barclays’ selected precedent transaction analysis and these judgments, Barclays selected a range of EV / EBITDA multiples of 9.0x to 12.0x and applied such range to MDLY’s 2018 estimated EBITDA, per the MDLY Projections, to calculate a range of implied equity values per share of MDLY Class A Common Stock. Barclays’ selected precedent transactions analysis yielded a reference equity value range for shares of MDLY Class A Common Stock of $4.34 to $6.81 per share.

Pro Forma Combined Company. Barclays reviewed and compared the purchase prices and financial multiples paid in selected precedent BDC transactions that Barclays deemed relevant, based on its experience with merger and acquisition transactions, particularly involving BDCs. Barclays chose such precedent BDC transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Combined Company with respect to the size, mix, margins and other characteristics of their businesses.

Using publicly available information, Barclays calculated and analyzed prices paid in the selected precedent transactions as a multiple of the NAV of each of the selected comparable BDCs.

The reasons for and the circumstances surrounding each of the selected precedent BDC transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the pro forma Combined Company and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed MDLY Merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Combined Company.

Based upon Barclays’ selected precedent transaction analysis and these judgments, Barclays selected a range of price to NAV multiples of 0.80 to 1.0x and applied such range to the Combined Company’s NAV, per the Combined Company Projections, to calculate a range of implied equity values per share of Sierra Common Stock. Barclays’ selected precedent transactions analysis yielded a reference equity value range for shares of Sierra Common Stock of $5.86 to $7.33 per share.

Barclays noted that the implied range of the Consideration of $6.34 to $6.90 to be offered to the MDLY Public Stockholders for each of their shares of MDLY Class A Common Stock in the proposed MDLY Merger, consisting of $4.09 (including the First Special Dividend and the Second Special Dividend) and 0.3836 shares of Sierra Common Stock was within or exceeded the range of implied equity values per share of MDLY Class A Common Stock derived pursuant to the foregoing analyses.

Discounted Cash Flow Analysis

Standalone MDLY. In order to estimate the present value of MDLY Class A Common Stock, Barclays performed a discounted cash flow analysis of MDLY. A discounted cash flow analysis is a traditional valuation methodology used to derive an intrinsic valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a range of discount rates that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated equity value ranges per share of MDLY Class A Common Stock using the discounted cash flow method, Barclays added (i) MDLY’s projected after-tax unlevered free cash flows for fiscal years 2018 through 2021 based on the MDLY Projections to (ii) the “terminal value” of MDLY as of December 31, 2021, and discounted such amount to its present value using mid-year convention and a range of selected discount rates ranging from 13.0% to 15.0%. The after-tax unlevered free cash flows were calculated by taking the EBITDA, subtracting capital expenditures and taxes and adjusting working capital to be equal to 25% to 30% of annual operating expenses, in each case per the MDLY Projections. The residual value of MDLY at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on EV to EBITDA for the year ending December 31, 2021 of 5.5x to 7.5x, which was derived by analyzing the results from the MDLY selected comparable company analysis and applying such range to the after-tax free cash flows of MDLY. The range of after-tax discount rates of 13.0% to 15.0% was selected based on an analysis of the weighted average cost of capital of MDLY and the selected comparable companies. The range of implied equity values per share of MDLY Class A Common Stock resulting from Barclays’ discounted cash flow analysis was $6.17 to $8.94 per share.

Pro Forma Combined Company. In order to estimate the present value of the Sierra Common Stock, Barclays performed a discounted cash flow analysis of the pro forma Combined Company.

To calculate the estimated equity value ranges per share of Sierra Common Stock using the discounted cash flow method, Barclays added (i) the Combined Company’s projected net investment income for fiscal years 2019 through 2021, based on the Combined Company Projections, to (ii) the “terminal value” of the Combined Company as of December 31, 2021, and discounted such amount to December 31, 2018 using mid-year convention and a range of selected discount rates ranging from 8.0% to 10.0%. The residual value of the Combined Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based price to NAV for the year ending December 31, 2021 of 0.80x to 1.00x, which was derived by analyzing the results from the Consolidated Company selected comparable company analysis and applying such range to the Combined Company Projections. The range of after-tax discount rates of 8.0% to 10.0% was selected based on an analysis of the cost of equity of the Combined Company and the selected comparable companies. The range of implied equity values per share of Sierra Common Stock resulting from Barclays’ discounted cash flow analysis was $6.31 to $7.86 per share.

Barclays noted that the implied range of the Consideration of $6.34 to $6.90 to be offered to the MDLY Public Stockholders for each of their shares of MDLY Class A Common Stock in the proposed MDLY Merger, consisting of $4.09 (including the First Special Dividend and the Second Special Dividend) and 0.3836 shares of Sierra Common Stock was within or exceeded the range of implied equity values per share of MDLY Class A Common Stock derived pursuant to the foregoing analyses.

Other Factors

Barclays also reviewed and considered other factors, which were not considered as part of its financial analyses in connection with rendering its opinion, but were references for informational purposes for the MDLY Special Committee, including, among other things, a historical share price analysis, a transaction premium analysis and a current analyst price targets analysis.

i.	Summary of Financial Presentation by Goldman Sachs, dated August 9, 2018, to the MDLY Board

In connection with performing its financial analyses, Goldman Sachs reviewed, among other things: the MDLY Merger Agreement, the MCC Merger Agreement and the Exchange Agreement, collectively, which are referred to as the “Agreements”; various SEC filings for MDLY, Sierra, and MCC; certain communications from MDLY, Sierra and MCC to their respective stockholders; certain publicly available research analyst reports for MDLY, Sierra and MCC; certain unaudited financial statements for MDLY, Sierra and MCC, respectively; and certain internal financial analyses and forecasts for MDLY, Sierra stand alone and pro forma for consummation of the MDLY Merger and MCC Merger and MCC, in each case prepared by the management of MDLY, which are referred to as the “Forecasts”, and certain operating synergies projected by the management of MDLY to result from the transactions contemplated by the Agreements, which are referred to as the “Synergies”, in each of the foregoing cases, as approved for Goldman Sachs’ use by MDLY.

Goldman Sachs also held discussions with members of the senior management of MDLY regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions contemplated by the Agreements and the past and current business operations, financial condition, and future prospects of MDLY, Sierra and MCC; reviewed the reported price and trading activity for MDLY Class A Common Stock and MCC Common Stock; compared certain financial and stock market information for MDLY and MCC and certain financial information for Sierra with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the alternative asset management industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of conducting its financial analyses, Goldman Sachs, with the consent of MDLY, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of MDLY that the Forecasts and the Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MDLY. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of MDLY, Sierra, MCC, Merger Sub or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Agreements will be obtained without any adverse effect on MDLY, Sierra, MCC or Merger Sub or on the expected benefits of the transactions contemplated by the Agreements in any way meaningful to its analysis. Goldman Sachs has also assumed that the transactions contemplated by the Agreements will be consummated on the terms set forth in the Agreements, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

The following is a brief summary of the material financial analyses reviewed with the MDLY Board by Goldman Sachs in connection with the MDLY Board’s consideration of the transactions contemplated by the Agreements. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 6, 2018, the third to last trading day before the public announcement of the transactions contemplated by the Agreements and is not necessarily indicative of current market conditions.

Implied Value of the Consideration

First, in order to create a benchmark for its financial analyses, Goldman Sachs calculated a range of implied values of the Consideration to be paid to the holders of MDLY Class A Common Stock (other than Sierra, MCC and any of their respective affiliates, the Medley LLC Unitholders, the holders of Medley LLC Restricted Units and the holders of MDLY RSUs) based on the exchange ratio of Sierra Common Stock for MDLY Class A Common Stock pursuant to the MDLY Merger Agreement. Based on the results of the selected companies analysis, as described below, Goldman Sachs applied a reference range of P/NAV (as defined below) multiples of 0.72x to 1.12x to the estimated NAV of the Combined Company as of June 30, 2018 per the management of MDLY to derive a range of implied pro forma values per share of Sierra Common Stock of $5.31 to $8.21. Goldman Sachs then multiplied the results by the exchange ratio of Sierra Common Stock for MDLY Class A Common Stock pursuant to the MDLY Merger Agreement and added to this amount the MDLY Merger Cash Consideration and the full amount of the Special Dividends. This analysis resulted in a range of implied values of the Consideration of $6.13 to $7.24.

Financial Analyses of MDLY

As part of its financial analyses, Goldman Sachs evaluated MDLY on a stand-alone basis as described below.

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of MDLY Class A Common Stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s financial multiples. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2018 to 2021. Goldman Sachs first calculated the implied values per share of MDLY Class A Common Stock as of December 31 for each of the fiscal years 2018 to 2021, by applying price to forward earnings per share multiples of 6.5x, 8.6x and 10.6x earnings per share of MDLY Class A Common Stock estimates for each of the fiscal years 2018 to 2021.

Goldman Sachs then discounted the implied December 31, 2018 to December 31, 2021 values back to June 30, 2018 using an illustrative discount rate of 13.5%, reflecting an estimate of MDLY’s cost of equity. This analysis resulted in a range of implied present values of $5.50 to $8.05 per share of MDLY Class A Common Stock.

Illustrative Discounted Cash Flow Analysis

Using the Forecasts and market data, Goldman Sachs performed an illustrative discounted cash flow analysis on MDLY to determine ranges of present values per share of MDLY Class A Common Stock. Goldman Sachs first multiplied the estimates of levered free cash flow for MDLY for the period beginning with the six months ended December 31, 2018 and ending December 31, 2021, as reflected in the Forecasts, by 17.3%, the percentage of MDLY owned by the holders of MDLY Class A Common Stock. Goldman Sachs then subtracted from this amount the estimated taxes to MDLY Class A Common Stock, as provided by the management of MDLY to derive estimates of the levered free cash flows post-tax for MDLY Class A Common Stock. Using discount rates ranging from 10.5% to 16.5%, reflecting estimates of MDLY’s cost of equity, Goldman Sachs discounted to present value as of June 30, 2018: (i) estimates of levered free cash flow post-tax for MDLY Class A Common Stock and (ii) a range of illustrative terminal values for MDLY Class A Common Stock, which were calculated by applying perpetuity growth rates ranging from (2.0)% to 2.0%, to a terminal year estimate of the levered free cash flow to be generated by MDLY, as reflected in the Forecasts, and multiplying this amount by 17.3%, to derive a range of illustrative equity values for MDLY Class A Common Stock. Goldman Sachs then divided the range of illustrative equity values it derived by the number of shares of MDLY Class A Common Stock outstanding as of August 6, 2018, as provided by the management of MDLY, to derive a range of illustrative values per share of MDLY Class A Common Stock of $5.01 to $10.16, which includes an estimated TRA value of $0.27 per share of MDLY Class A Common Stock, which is the midpoint of the range of illustrative present values of TRA payments per share of MDLY Class A Common Stock.

Illustrative Tax Receivable Agreement Analysis

As provided by the management of MDLY, MDLY has a pre-existing contractual Tax Receivable Agreement, dated as of September 23, 2014, by and among MDLY and each of the other persons from time to time party thereto, which is referred to as “TRA”, whereby MDLY (and MDLY’s successor in the event of a change-of-control event, including but not limited to the MDLY Merger) has, among other things, an ongoing obligation to pay Medley LLC Unitholders 85% of all tax savings MDLY due to the tax basis step-up MDLY realizes when Medley LLC Units are exchanged for MDLY Class A Common Stock, with MDLY retaining the remaining 15% of the tax savings for its own account. Using MDLY’s historical financials as provided by the management of MDLY, the Forecasts and market data, Goldman Sachs performed an illustrative TRA analysis. Goldman Sachs performed the TRA analysis by first multiplying both (i) the estimated TRA tax benefit created from a step-up in tax basis resulting from the MDLY Merger, as provided by the management of MDLY and (ii) the estimated TRA tax benefit based on the trading price of MDLY Class A Common Stock on August 6, 2018, $3.60, as provided by the management of MDLY, by 15%, the percentage of the TRA tax benefit MDLY would receive under the TRA in the event of a change of control. Goldman Sachs then added estimated interest earned on each estimated TRA tax benefit, as provided by the management of MDLY, to the estimated TRA tax benefits to obtain a range of total cash TRA benefits. Goldman Sachs then discounted to present value as of June 30, 2018, assuming a 15-year useful life for the tax basis step-up, the range of estimates of the total cash TRA benefit to holders of MDLY Class A Common Stock by applying discount rates ranging from 3.8% to 13.5%. Goldman Sachs then calculated the net TRA payment per share of MDLY Class A Common Stock by multiplying the total cash TRA benefit by 17.3%, the percentage of MDLY owned by the holders of MDLY Class A Common Stock, and dividing the result by the number of shares of MDLY Class A Common Stock outstanding as of August 6, 2018, as provided by the management of MDLY, to derive a range of illustrative present values of TRA payments of $0.23 to $0.31 per share of MDLY Class A Common Stock.

Selected Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to selected transactions in the alternative asset management industry since August 2016, including Barings LLC’s acquisition of Triangle Capital Corporation; Oaktree Capital Management., L.P.’s acquisition of Fifth Street Asset Management Inc.; SoftBank Group Corp.’s acquisition of Fortress Investment Group LLC; and F.A.B. Partners’ acquisition of CIFC LLC.

Based on information in public filings relating to the applicable transaction, for each of the selected transactions, Goldman Sachs calculated and compared the implied enterprise value of the applicable target company based on the total consideration paid in the transaction as a multiple of the target company’s last twelve months (“LTM”) earnings before interest, taxes, depreciation and amortization (“EBITDA”) publicly disclosed at the time each such selected transaction was announced, which is referred to as “EV/LTM EBITDA”.

 While none of the selected transactions or companies that participated in the selected transactions are directly comparable to the MDLY Merger or MDLY, each of the target companies in the selected transactions was involved in the alternative asset management industry and the selected transactions are all of the transactions since August 2016, and that, in Goldman Sachs’ professional judgment, involved target companies with operations that, for the purposes of the analyses, may be considered similar to certain operating characteristics of MDLY.

Based on the results of the foregoing calculations and Goldman Sachs’ analyses of the various transactions and its professional judgment, Goldman Sachs applied a reference range of EV/LTM EBITDA multiples of 6.1x (reflecting the minimum EV/LTM EBITDA multiple referenced above) to 7.8x (reflecting the median and maximum EV/LTM EBITDA multiple referenced above) to MDLY’s LTM EBITDA as of June 30, 2018, as provided by the management of MDLY, to derive a range of implied enterprise values for MDLY. Goldman Sachs then subtracted from the range of implied enterprise values the net debt of MDLY, as provided by the management of MDLY, to derive a range of illustrative equity values for MDLY. Goldman Sachs divided the results by the total number of shares of MDLY Class A Common Stock outstanding as of August 6, 2018, as provided by the management of MDLY, to derive a range of implied values per share of MDLY Class A Common Stock of $1.43 to $2.70.

Financial Analyses of the Combined Company

As part of its financial analyses, Goldman Sachs also evaluated the Combined Company as described below.

Illustrative Combined Company Discounted Dividend Analysis

Goldman Sachs performed an illustrative dividend discount model analysis on the Combined Company using the Forecasts and market data. Goldman Sachs discounted to present value as of June 30, 2018 estimates of the dividend streams of the Combined Company for the period beginning with the six months ended December 31, 2018 and ending December 31, 2021, as set forth in the Forecasts, and assuming a dividend payout ratio of 100% per the management of MDLY, and an illustrative terminal value for the Combined Company, and applied discount rates ranging from 6.0% to 8.0%. Based on the results of the selected companies analysis, as described below, Goldman Sachs applied a reference range of P/NAV (as defined below) multiples of 0.75x to 1.09x to the estimated NAV of the Combined Company per the management of MDLY to derive an illustrative terminal value for the Combined Company. Goldman Sachs then divided such net present values by the estimated pro forma number of shares of Sierra Common Stock, as provided by the management of MDLY, to calculate an illustrative range of per-share present values. This analysis resulted in a range of implied present values per share of Sierra Common Stock of $5.85 to $8.21.

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial and stock market information, ratios and public market multiples for the Combined Company to corresponding financial and stock market information, ratios and public market multiples for the following publicly traded externally managed BDCs and internally managed BDCs (collectively referred to as the selected companies). The externally managed BDCs consisted of Ares Capital Corporation, Prospect Capital Corporation, Corporate Capital Trust, Inc., FS Investment Corporation TPG Specialty Lending, Inc., Apollo Investment Corporation, Golub Capital BDC, Inc. TCG BDC Inc., New Mountain Finance Corporation, Goldman Sachs BDC, Inc., TCP Capital Corp., Oaktree Specialty Lending Corporation, PennantPark Investment Corporation, PennantPark Floating Rate Capital Ltd., BlackRock Capital Investment Corporation, Gladstone Investment Corporation, Oxford Square Capital Corp., Fidus Investment Corporation, Solar Senior Capital ltd., THL Credit, Inc., Gladstone Capital Corporation, and Stellus Capital Investment Corporation. The internally managed BDCs consisted of Main Street Capital Corporation and Hercules Capital, Inc.

Although none of the selected companies are directly comparable to the Combined Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Combined Company.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information Goldman Sachs obtained from SNL Financial, the Forecasts, publicly available historical data, market data, and Institutional Brokers’ Estimate System, or “IBES”, estimates. The multiples and ratios were calculated using the applicable closing market price as of August 6, 2018. The multiples and ratios of the selected companies were based on financial data as of March 31, 2018.

With respect to the selected companies, Goldman Sachs calculated the closing market price as a multiple of such company’s NAV, which is referred to as “P/NAV”. Goldman Sachs also calculated each selected company’s 2019E net investment income (“NII”) as a percentage of such company’s closing market price, which is referred to as “2019E NII/P” (alternatively referred to as the “NII price yield”), using estimates from IBES. Goldman Sachs also calculated each selected company’s 2019E NII as a percentage of such company’s NAV, using estimates from IBES.

Using its experience and professional judgment, Goldman Sachs made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Combined Company and the selected companies and selected a reference range of (i) multiples of estimated P/NAV of 0.75x to 1.09x and (ii) NII price yields of 11.0% to 9.0%. Goldman Sachs then applied a P/NAV range of 0.75x to 1.09x to the Combined Company’s estimated NAV/share, using the Forecasts. This analysis resulted in a range of implied price per share of Sierra Common Stock of $5.49 to $7.98. Goldman Sachs also applied a NII price yield range of 11.0% to 9.0% to the Combined Company’s estimated 2019E NII/Share, using the Forecasts. This analysis resulted in a range of implied prices per share of Sierra Common Stock of $5.31 to $6.49.

General

The preparation of financial analyses is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ financial analyses in Appendix E attached hereto. Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. No company used in the above analyses as a comparison is directly comparable to MDLY, MCC or Sierra.

The consideration to be paid to holders of MDLY Class A Common Stock was determined through arm’s-length negotiations between MDLY and Sierra and was approved by the MDLY Board. Goldman Sachs did not recommend any specific amount of consideration to MDLY or the MDLY Board or that any specific amount of consideration constituted the only appropriate consideration for the transactions contemplated by the Agreements.

8.	Reasons for the Mergers

a.	Sierra’s Reasons for the Mergers

The Sierra Special Committee unanimously determined that the MCC Merger Agreement, MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger and the MDLY Merger, are advisable and fair to, and in the best interests of, Sierra and the Sierra Stockholders.

In recommending that the Sierra Board approve the MCC Merger Agreement, MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, the Sierra Special Committee considered the terms of the MCC Merger Agreement, MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to Sierra, as well as financial information prepared by Management. The Sierra Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

●	the Mergers will increase the assets under management of the Combined Company, offering the potential for greater diversification and scale;

●	the Mergers are expected to be accretive to Sierra’s NII, ROE, and NAV;

●	the Mergers offer the potential for achieving cost savings, operational efficiencies and synergies;

●	the public listing of the Combined Company will provide liquidity for Sierra Stockholders, and the market for the Combined Company’s shares is likely to be superior to what would be expected if Sierra merely listed its shares;

●	the Mergers will result in the internalization of management of the Combined Company, providing for greater control by the Board of the Combined Company and closer alignment of interests of Management and the Combined Company Stockholders;

●	the fact that the Sierra Special Committee actively negotiated the terms of the Mergers and the final terms were materially different from the terms initially presented as a potential framework around which a transaction could be consummated;

●	the renegotiation of the Tax Receivable Agreement is expected to provide benefits to the Combined Company because the Combined Company will no longer be contractually obligated to share substantially all of the tax savings associated with its tax basis step-up with Medley LLC Unitholders;

●	the financial analyses and presentations prepared by Broadhaven and its oral opinion delivered to the Sierra Special Committee on August 9, 2018, which was subsequently confirmed in writing by delivery of Broadhaven’s written opinion dated August 9, 2018, to the effect that, as of that date and based upon and subject to various assumptions, limitations and qualifications described in its opinion, the total consideration to be paid and issued by Sierra pursuant to the MCC Merger Agreement and the MDLY Merger Agreement, considered as a whole and not in separate parts, was fair to Sierra from a financial point of view;

●	the compensation to be paid to members of Management has been reviewed by the Sierra Special Committee’s compensation consultant, which has advised that the proposed compensation is reasonable and competitive with peer companies;

●	based on the Merger consideration to be received by Management in connection with the Mergers (as described herein), the net effect of such Merger consideration will be that Management will roll over approximately 100% of their after tax proceeds in connection with the Mergers into shares of the Combined Company Common Stock, which shares will be subject to a 12-month lock-up period, which will more closely align the interests of Management and the Combined Company Stockholders;

●	the investment objectives and principal investment strategies of Sierra and MCC are similar;

●	the Mergers are expected to be tax-free to Sierra Stockholders; and

●	the consummation of the Mergers is subject to significant conditions, including the requirement that the Mergers be approved by Sierra Stockholders.

b.	MCC’s Reasons for the MCC Merger

The MCC Special Committee unanimously determined that the MCC Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger, are advisable and fair to, and in the best interests of, MCC and the MCC Stockholders.

In recommending that the MCC Board approve the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, the MCC Special Committee considered the terms of the MCC Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the MCC Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MCC, as well as financial information prepared by Management. At the time of the MCC Special Committee’s approval of the transaction, there was no other significant alternative transaction considered by the MCC Special Committee. The MCC Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

●	the value of the MCC Merger Consideration to be received by the MCC Stockholders in the MCC Merger;

●	the fact that, since the MCC Merger Consideration will be paid in shares of Sierra Common Stock, the MCC Stockholders would have the opportunity to participate in any future earnings and growth of the Combined Company and future appreciation in the value of such shares following the Mergers should they determine to retain the shares of Sierra Common Stock payable in the MCC Merger;

●	the fact that the total implied value of the MCC Merger Consideration to be received by the unaffiliated MCC Stockholders in the MCC Merger is expected to result in an estimated 18.52 % accretion of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated 29.8% accretion assuming projected MDLY earnings;

●	the fact that the MCC Special Committee successfully negotiated an increase to the exchange ratio of Sierra Common Stock that MCC Stockholders are entitled to receive;

●	the belief of the MCC Special Committee that its negotiations had resulted in the highest price per share for the unaffiliated MCC Stockholders that MDLY and Sierra would support; and

●	the financial presentation of Sandler O’Neill to the MCC Special Committee, dated August 9, 2018, and the opinion of Sandler O’Neill to the MCC Special Committee, dated August 9, 2018, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration was fair, from a financial point of view, to holders of MCC Common Stock (other than Sierra, MDLY, and their respective affiliates).

Strategic and Business Considerations

●	the fact that the MCC Special Committee had the authority to not recommend that the MCC Board approve the MCC Merger Agreement and the MCC Board would have been precluded from approving the MCC Merger Agreement under those circumstances;

●	the Combined Company would have greater scale for investment and financing flexibility (potential improvement in credit rating could result in lower funding costs and improved access to capital over time);

●	the Combined Company would have a more diversified balance sheet;

●	the Combined Company would have less relative exposure to non-accruing loans;

●	the internalization better aligns the incentives of Management with the MCC Stockholders as well as provides greater transparency into Management’s structure;

●	the Combined Company would have potential earnings enhancement over time through ownership of an asset management subsidiary;

●	the Combined Company would be expected to have a significantly greater market capitalization and thus increased potential liquidity for MCC Stockholders;

●	the Combined Company would be expected to be the 7th largest publicly traded BDC compared to MCC, which currently is the 23rd largest BDC;

●	BDCs with internal management structures have tended to trade at less of a discount than externally managed BDCs;

●	the transaction should simplify the current structure of cross-ownership and management of MCC and Sierra; and

●	the terms and conditions of the MCC Merger Agreement, as discussed in the section entitled “The MCC Merger Agreement,” which the MCC Special Committee after consulting with its legal advisors considered to be reasonable.

In the course of reaching the determinations and decisions and making the recommendation described above, the MCC Special Committee considered the risks and challenges relating to the Mergers, including the following material items:

●	The fact that the MCC Merger Consideration to be received by the MCC Stockholders will consist of Sierra Common Stock based on a fixed exchange ratio and that the value of the MCC Merger Consideration may decline either before or after the MCC Special Meeting and there will be no adjustment to the exchange ratio, thereby exposing the MCC Stockholders to the risks of an equity investment in Sierra Common Stock;

●	the Combined Company has not traded before and there is no way to determine with certainty the price at which it will trade, both initially and in the long term;

●	though the combined portfolio may be more diversified and have a lower percentage of non-accruing loans, the Combined Company would still have the same management team as before;

●	internalizing the investment management causes some complexities in the structure;

●	uncertainties about MDLY’s ability to grow business (and earnings) as a captive asset manager;

●	there would be a dilution in MCC Stockholder’s influence (MCC Stockholders would own approximately 28% of the Combined Company);

●	MCC Stockholders would experience an approximate 8.4% dilution in NAV per share (after projected expenses associated with the transaction);

●	the fact that the MCC Merger Agreement precludes MCC from actively soliciting competing proposals and MCC may not terminate the MCC Merger Agreement to accept a competing proposal from a third party unless the MCC Board (or the MCC Special Committee) has determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constitutes a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MCC would be required to pay the termination fee;

●	the fact that not all of the conditions to the closing of the MCC Merger, including the required stockholder approvals, are within the parties’ control;

●	the substantial costs to be incurred by MCC in connection with the MCC Merger Agreement and the other transactions contemplated thereby, regardless of whether the MCC Merger is consummated;

●	the risk that the announcement and pendency of the MCC Merger could result in the disruption of MCC’s business, including the possible diversion of management attention and potential adverse effects on MCC’s business relationships; and

●	the challenges inherent in the combination of three businesses, including the risk that integration of the three companies may take more time or be more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to be obtained may not be fully or timely realized.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MCC Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MCC Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MCC Special Committee, the potential risks associated with the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, were favorably offset by the potential benefits of the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger.

c.	The Medley Affiliates’ Reasons for the MDLY Merger

SIC Advisors, Sierra Management, Inc., Medley LLC, Medley Group LLC, Seth Taube, and Brook Taube (the “Medley Affiliates”) unanimously determined that the MDLY Merger Agreement and the transactions contemplated thereby, are advisable and fair to, and in the best interests of, the MDLY Stockholders. As part of its evaluation, the Medley Affiliates considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. In that regard, the Medley Affiliates took into account a number of reasons, including, among others:

●	the Mergers are expected to be accretive to the Combined Company’s NII, return on equity, and NAV over time;

●	the Mergers are expected to increase diversification and scale for the Combined Company;

●	the Mergers offer the potential for achieving cost savings, operational efficiencies and synergies;

●	the public listing of the Combined Company is expected to provide greater liquidity for all constituent stockholders; and

●	the Mergers will simplify the overall corporate structure and more closely align the interests of Management and all constituent stockholders, providing the potential for an increase in valuation comparable to internally managed BDC peers.

d.	MDLY’s Reasons for the MDLY Merger

The MDLY Special Committee unanimously determined, and recommended that the MDLY Board determine, that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders.

The MDLY Board and the Medley Affiliates determined that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders. The Medley Affiliates were able to reach their fairness determination as to the MDLY unaffiliated security holders in light of the fact that, among other things, all of the MDLY unaffiliated security holders and certain non-management affiliates of MDLY will receive the same dollar amount per share for their MDLY Class A Common Stock. The MDLY Board was able to reach its fairness determination as to the MDLY unaffiliated security holders in light of the fact that, among other things, all of the MDLY unaffiliated security holders and certain non-management affiliates of MDLY will receive the same dollar amount per share for their MDLY Class A Common Stock. Accordingly, the MDLY Board was able to reach its fairness determination as to unaffiliated security holders by adopting the determinations of the MDLY Special Committee. In making its recommendation to the MDLY Board, the MDLY Special Committee expressly relied upon, among other things, the Barclays fairness opinion, subject to the qualifications, limitations and assumptions stated therein, together with the analyses and conclusions of Barclays in issuing its fairness opinion, including the comparable company, comparable transaction and discounted cash flow analyses (based on the MDLY Projections) contained therein, and the other factors considered and reviewed for informational purposes (including, without limitation, the historical share price analysis, transaction premium analysis and current analyst price targets analysis), as further described in “—Summary of the Financial Presentation, dated August 9, 2018, to the MDLY Special Committee.”

Each of the factors set forth above were important to MDLY and the Medley Affiliates in determining the fairness of the transaction to the unaffiliated security holders. With respect to whether the consideration offered to unaffiliated security holders constitutes fair value, MDLY believes that the factors that are described above constitute an analysis of whether the consideration offered to unaffiliated security holders constitutes fair value in relation to current market prices, historical market prices and going concern value. Moreover, while net book value was considered as a data point, MDLY did not consider its net book value on a stand-alone basis in considering the fairness of the transaction due to the fact that MDLY’s business is based on fee income rather than asset value. MDLY did not consider liquidation value as liquidating the company was not considered.

In recommending that the MDLY Board approve the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, the MDLY Special Committee considered the terms of the MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the MDLY Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. The MDLY Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

●	The aggregate value and composition of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend, as applicable) to be received by the MDLY Stockholders in the MDLY Merger, including the fact that upon completion of the MDLY Merger, the unaffiliated MDLY Stockholders would receive $4.09 per share, including $0.65 payable in the form of special cash dividends, and Management would receive $3.79 per share, including $0.35 payable in the form of a special cash dividend, plus both the unaffiliated MDLY Stockholders and Management would receive 0.3836 shares of Sierra Common Stock per share of MDLY Class A Common Stock.

●	The fact that a significant portion of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend, as applicable) to be received by the unaffiliated MDLY Stockholders in the MDLY Merger will be paid in cash, giving the unaffiliated MDLY Stockholders an opportunity to immediately realize value for a portion of their investment and providing certainty of value with respect to the cash portion of the MDLY Merger Consideration to be paid to the unaffiliated MDLY Stockholders.

●	The fact that, since the stock portion of the MDLY Merger Consideration will be paid in shares of Sierra Common Stock, the MDLY Stockholders would have the opportunity to participate in any future earnings and growth of the Combined Company and future appreciation in the value of such shares following the Mergers should they determine to retain the shares of Sierra Common Stock payable in the MDLY Merger.

●	The fact that the total implied value of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend, as applicable) to be received by the unaffiliated MDLY Stockholders in the MDLY Merger represented a premium to market of approximately 100%, assuming a NAV multiple of 1.00x for Sierra, based on the closing share price of $3.45 for Class A Common Stock of MDLY on August 8, 2018 (the last trading day prior to announcement of the MDLY Merger).

●	The fairness presentation by Barclays and its oral opinion delivered to the MDLY Special Committee on August 9, 2018 (which was subsequently confirmed in writing by delivery of Barclays’ written opinion dated August 9, 2018), that, as of such date, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the MDLY Merger Consideration, the First Special Dividend and the Second Special Dividend to be offered to the non-management holders of MDLY Class A Common Stock in the proposed MDLY Merger is fair to such stockholders, including, without limitation, the comparable company analysis, comparable transaction analysis and discounted cash flow analysis performed by Barclays. In addition, Barclays considered and reviewed with the MDLY Special Committee other factors for informational purposes, including, among other things, the Historical Share Price Analysis, Transaction Premium Analysis and Current Analyst Price Targets Analysis, as further described in ” —Summary of the Financial Presentation, dated August 9, 2018, to the MDLY Special Committee —Summary of Material Financial Analyses” and ” —Summary of the Financial Presentation, dated August 9, 2018, to the MDLY Special Committee —Other Factors”.

●	The fact that the MDLY Special Committee identified additional sources of value for the unaffiliated MDLY Stockholders, including that the Medley LLC Unitholders agreed to forfeit all of the benefits to which they otherwise would be entitled under the Tax Receivable Agreement in order to increase the amount of consideration available to the unaffiliated MDLY Stockholders.

●	The fact that the MDLY Special Committee successfully negotiated a pre-closing special cash dividend of $0.30 to be paid only to the holders of MDLY Class A Common Stock prior to the exchange of the LLC Units.

●	The belief of the MDLY Special Committee that its negotiations had resulted in the highest price per share for the unaffiliated MDLY Stockholders compared to Management and that MCC and Sierra would support.

Thorough Review of Strategic Alternatives

●	The fact that MDLY had carefully considered and evaluated, with the assistance of Management and legal and financial advisors, various potential strategic alternatives, including the robust and extensive sales processes to date run by MDLY for approximately 12 months.

●	The belief of the MDLY Special Committee, which belief was formed after consultation with Management and legal and financial advisors, that continuing discussions with the parties who expressed interest since May 2018, or soliciting interest from additional third parties would be unlikely to lead to a better offer and could lead to the loss of the offer in connection with the proposed MDLY Merger.

●	The fact that the parties that submitted expressions of interest regarding a potential acquisition of MDLY since May 2018 were valuing MDLY, on a per share basis, at less than the value of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend).

●	The belief of the MDLY Special Committee, which belief was formed after consultation with Management and legal and financial advisors, that the process conducted by MDLY has resulted in the highest price reasonably available to the unaffiliated MDLY Stockholders, including any standalone options.

Strategic and Business Considerations

●	The fact that the MDLY Special Committee, comprising independent, non-employee directors of the MDLY Board, and with the assistance of independent, experienced, third party financial and legal advisors, had the authority to negotiate and reject or recommend approval of the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger.

●	The fact that the MDLY Special Committee had the authority to not recommend that the MDLY Board approve the MDLY Merger Agreement and the MDLY Board would have been precluded from approving the MDLY Merger Agreement under those circumstances.

●	The benefits to the Combined Company that could result from the Mergers, including (i) the Combined Company will have over $5 billion of assets under management, including $2 billion of internally managed assets and (ii) the Combined Company is expected to be the second largest internally managed BDC and the seventh largest publicly traded BDC.

●	The fact that that the Sierra Investment Advisory Agreement and the MCC Investment Management Agreement are renewed annually, renewal effectively requires, and termination of the agreements are effectively subject only to, the approval of the Independent Directors of Sierra and MCC, and their terms provide a certain degree of leverage to Sierra and MCC given their relative importance to MDLY.

●	The fact that MDLY Stockholders will have an ability to participate in the future growth of the Combined Company, including any future upside in the stock price and potential synergies expected to result from the Mergers.

●	The likelihood of obtaining regulatory approvals, including an exemptive order from the SEC granting relief to Sierra, MCC and MDLY under the 1940 Act to the extent necessary to consummate the Mergers and to thereafter operate as an internally managed BDC.

Terms of the Merger Agreement

●	The terms of the MDLY Merger Agreement were the result of extensive arm’s length negotiations among Management, the MDLY Special Committee and the Sierra Special Committee.

●	The fact that the MDLY Merger Agreement permits the MDLY Board (at the direction of the MDLY Special Committee) to change its recommendation that the MDLY Stockholders vote in favor of the adoption of the MDLY Merger Agreement in response to certain acquisition proposals, if the MDLY Board (at the direction of the MDLY Special Committee) determines that failure to change its recommendation could reasonably be expected to be inconsistent with its fiduciary duties, subject to certain procedural requirements set forth in the MDLY Merger Agreement.

●	The fact that the MDLY Board could terminate the MDLY Merger Agreement to accept a “superior proposal” from a third party, subject to certain procedural requirements set forth in the MDLY Merger Agreement.

●	The payment of a reasonable termination fee equal to $5,350,000 by MDLY or Sierra in certain instances following termination of the MDLY Merger Agreement.

●	The fact that appraisal rights would be available to MDLY Stockholders who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery.

The MDLY Special Committee also considered certain potentially negative factors in its deliberations concerning the MDLY Merger, including, but not limited to, the following:

●	The fact that a significant portion of the MDLY Merger Consideration to be paid to MDLY Stockholders will be paid in cash and, with respect to that portion of the consideration, the MDLY Stockholders will not participate in the future growth of the Combined Company.

●	The fact that the stock portion of the MDLY Merger Consideration to be received by the MDLY Stockholders will consist of Sierra Common Stock based on a fixed exchange ratio and that the value of the stock portion of the MDLY Merger Consideration may decline either before or after the special meeting of MDLY stockholders and there will be no adjustment to the exchange ratio, thereby exposing the MDLY Stockholders to the risks of an equity investment.

●	The uncertainty as to the price at which the Sierra Common Stock will trade as of the consummation of the MDLY Merger.

●	The fact that consummation of the MDLY Merger is not conditioned on the approval of a majority of the unaffiliated MDLY Stockholders.

●	The fact that, while members of Management will own approximately 6.2% of the shares of the Combined Company Common Stock, the unaffiliated MDLY Stockholders would hold only approximately 1.4% of the shares of the Combined Company.

●	The fact that the MDLY Merger Agreement precludes MDLY from actively soliciting competing proposals and MDLY may not terminate the MDLY Merger Agreement to accept a competing proposal from a third party unless the MDLY Board (or the MDLY Special Committee) has determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constitutes a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MDLY would be required to pay the termination fee.

●	The fact that not all of the conditions to the closing of the MDLY Merger, including the required stockholder approvals, are within the parties’ control.

●	The fact that the MDLY Merger Agreement contains certain restrictions on the ability of MDLY to conduct its business in the period between signing and closing, so that Sierra’s consent is required in respect of certain corporate actions, the entry into certain contracts, the acquisition or disposition of material assets, certain compensation actions, and other matters.

●	The substantial costs to be incurred by MDLY in connection with the MDLY Merger Agreement and the other transactions contemplated thereby, regardless of whether the MDLY Merger is consummated.

●	The risk that the announcement and pendency of the MDLY Merger could result in the disruption of MDLY’s business, including the possible diversion of management and employee attention, potential employee attrition and potential adverse effects on MDLY’s business relationships.

●	The challenges inherent in the combination of three businesses, including the risk that integration of the three companies may take more time or be more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to be obtained may not be fully or timely realized.

The MDLY Special Committee considered the factors taken into account by Barclays in issuing its fairness opinion. In determining the MDLY Merger is advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders, the MDLY Special Committee expressly adopted the analysis and conclusions of Barclays in issuing its fairness opinion as part of its considerations in making such determination. See “—Summary of the Financial Presentation, dated August 9, 2018, to the MDLY Special Committee—Summary of Material Financial Analyses” and “—Summary of the Financial Presentation, dated August 9, 2018, to the MDLY Special Committee—Other Factors” for a summary of the factors used by Barclays in issuing its fairness opinion.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MDLY Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MDLY Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MDLY Special Committee, the potential risks associated with the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, were favorably offset by the potential benefits of the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger.

9.	Subsequent Proposals

On January 24, 2019, NexPoint Advisors, L.P. (“NexPoint”) submitted an unsolicited proposal to the MCC Special Committee that MCC appoint NexPoint as an investment adviser to replace MDLY. According to NexPoint, the proposal contemplated a one-time payment by NexPoint of $10 million to MCC, management fees of 1.25% of assets under management per year for three years, and the purchase by NexPoint and its affiliates of at least $5 million of MCC Common Stock per quarter over five quarters either (i) from MCC at a volume weighted average price per share over a 30 day period prior to each quarter end or (ii) in open market purchases at the then current market price (the “NexPoint Proposal 1”). The MCC Special Committee considered the NexPoint Proposal 1 in consultation with its independent legal and financial advisors. Following a rigorous and thorough review of the NexPoint Proposal 1, the MCC Special Committee unanimously recommended that the MCC Board determine, and, at a separate meeting, the MCC Board unanimously determined, that it was desirable and in the best interests of MCC and MCC Stockholders to decline to pursue NexPoint Proposal 1. In making this determination, the MCC Special Committee took into account the following factors, among others: (i) the NexPoint Proposal 1 would cause MCC to remain a limited small-scale standalone BDC; (ii) the NexPoint Proposal 1 did not offer any plan or specifics on how to strengthen/manage MCC’s existing invested portfolio; (iii) the NexPoint Proposal 1 did not offer the advantages of an internal management structure (that results from the Mergers) which effectively provides for, among other things, an alignment of management and shareholder interests, management fees to be paid to MCC itself and the potential for growth in earnings based on management fees earned by MDLY from all of its clients; (iv) the proposed payment for the management contract represented a percentage of MCC’s assets under management that was below those percentages observed in other transactions (which were identified based on publicly available information with the assistance of the MCC Special Committee’s financial advisor) where managers made payments in order to assume other BDC management contracts; and (v) the NexPoint Proposal 1 did not meet the definition of a MCC Merger Competing Proposal and thus by definition also did not constitute a MCC Merger Superior Proposal (collectively, the “Proposal Factors”).

On January 31, 2019, NexPoint submitted another unsolicited proposal to the MCC Special Committee that MCC merge into Sierra and that the surviving company enter into an external investment advisory agreement with NexPoint to replace MDLY as investment adviser. According to NexPoint, the proposal contemplated a one-time payment by NexPoint of $25 million to the surviving company, management fees of 1.25% of assets under management per year for three years, an unspecified incentive fee, the purchase by NexPoint and its affiliates of at least $5 million of the surviving company’s common stock per quarter over five quarters either (i) from the surviving company at a volume weighted average price per share over a 30 day period prior to each quarter end or (ii) in open market purchases at the then current market price, and the purchase by NexPoint of an additional $25 million of the surviving company’s common stock to the extent of incentive fees received from the surviving company (the “NexPoint Proposal 2”). The MCC Special Committee considered the NexPoint Proposal 2 in consultation with its independent legal and financial advisors. Following a rigorous and thorough review of the NexPoint Proposal 2, the MCC Special Committee unanimously recommended that the MCC Board determine, and, at a separate meeting, the MCC Board unanimously determined, that it was desirable and in the best interests of MCC and MCC Stockholders to decline to pursue NexPoint Proposal 2. In making this determination, the MCC Special Committee took into account factors (iii), (iv) and (v) of the Proposal Factors above. In addition, the MCC Special Committee took into account the following factors, among others: (i) execution of the proposal was not possible as it was the MCC Special Committee’s understanding that the Sierra Board had also declined to pursue to the proposal and Sierra’s participation was necessary; (ii) key terms were lacking such as the level of incentive fees and BDC non-management expenses; and (iii) the non-compelling record and experience of NexPoint (including its affiliate, Highland Capital).

Also, on January 31, 2019, NexPoint submitted an unsolicited proposal to the Sierra Special Committee comprising substantially the same terms as NexPoint’s proposal submitted to the MCC Special Committee on the same date. The Sierra Special Committee considered the NexPoint proposal in consultation with its independent legal and financial advisors. Following a rigorous and thorough review of the proposal, the Sierra Special Committee unanimously recommended that the Sierra Board determine, and, at a separate meeting, the Sierra Board unanimously determined, that it is desirable and in the best interests of Sierra and Sierra Stockholders to decline to pursue NexPoint’s proposal. In arriving at its recommendation, the Sierra Special Committee concluded that the NexPoint proposal (1) materially undervalued the management contract; (2) eliminated important benefits of the Mergers, including internalization of asset management, NAV accretion and dividend increase; and (3) contained a fee structure that was short-term and included payment to NexPoint of incentives fees but did not state how the incentive fee would be determined. In addition, the Sierra Special Committee took into account NexPoint’s history as an asset manager, which included litigation and a cease-and-desist order issued by the SEC against an affiliate, and was not convinced of NexPoint’s middle market credit expertise, which is the principal focus of Sierra.

B.	Legal Analysis

As discussed above, pursuant to the DGCL, upon consummation of the MDLY Merger, all the property, rights, privileges and powers of MDLY and Merger Sub shall be vested in Merger Sub as the surviving company, and all debts, liabilities and duties of MDLY shall become the debts, liabilities and duties of Merger Sub. In addition, upon consummation of the MCC Merger, Sierra will acquire all of the property of MCC. These transactions could be deemed to require relief from Section 12(d)(3), 17(a) or 57(a) under the 1940 Act.

1.	Sections 57(a)(1), (2) and (4)

a.	Applicable Law

In relevant part, Section 57(a) makes it unlawful for any person related to a BDC in a manner described in Section 57(b), acting as principal,

(1)	knowingly to sell any security or other property to such business development company or to any company controlled by such business development company, unless such sale involves solely (A) securities of which the buyer is the issuer, or (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities; [and]

(2)	knowingly to purchase from such business development company or from any company controlled by such business development company, any security or other property (except securities of which the seller is the issuer) . . . .

Section 57(b), in turn, provides, in pertinent part, that Section 57(a) applies to, among other persons, any person directly or indirectly controlled by or under common control with a BDC.

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(E) defines an “affiliated person” of another person, if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof. The statute then sets forth the interpretation that: any person who owns beneficially, either directly or through one or more companies, more than 25% of the voting securities of the company will be presumed to control such company; any person who does not so own more than 25% of the voting securities of the company, will be presumed not to control such company; and a natural person will be presumed not to be a controlled person.

Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent receipt of an order. Rule 17d-1, made applicable to transactions subject to Section 57(a)(4) by Section 57(i) to the extent the SEC has not adopted a rule under Section 57(a)(4), generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan.”

b.	Need for Relief

Each of MCC Advisors, investment adviser to MCC and future investment adviser to the Combined Company, and SIC Advisors, current investment adviser to Sierra, is wholly-owned by Medley LLC. MDLY’s sole material asset is a controlling equity interest in Medley LLC. MDLY operates and controls all of the business and affairs and consolidates the financial results of Medley LLC and its subsidiaries. Additionally, Sierra and MCC, by virtue of their advisory relationships with SIC Advisors and MCC Advisors, respectively, could be deemed to be affiliates of the Advisers, and MCC, Sierra and Medley LLC could be deemed to be “under common control” as set forth in Section 57(b), due to each of their affiliations with MDLY. As such, the transactions contemplated by the Proposed Business Combination could be deemed to violate paragraphs (1), (2) and (4) of Section 57(a).

c.	Requested Exemptions

Accordingly, the Applicants respectively request an Order of the SEC pursuant to Section 57(c) of the 1940 Act exempting, from the provisions of Sections 57(a)(1) and (2), the respective transactions involved in the Mergers, to the extent necessary to facilitate the transfer of assets and other transactions incident to the consummation of the Proposed Business Combination. The Applicants are also seeking relief pursuant to Section 57(i) and Rule 17d-1 from the provisions of Section 57(a)(4) to the extent necessary to permit consummation of the Mergers, notwithstanding the joint transaction prohibitions of Section 57(a)(4). In addition, the Applicants are seeking relief pursuant to Section 57(i) and Rule 17d-1 from the provisions of Section 57(a)(4) to the extent necessary to permit the payment of certain termination fees pursuant to the terms of the MCC Merger Agreement and/or the MDLY Merger Agreement, as applicable, notwithstanding the joint transaction prohibitions of Section 57(a)(4).

d.	Precedents

The SEC has previously granted relief to permit the transfer of assets to or from a BDC to effect a merger or consolidation of two or more entities to effect an internalization of a previously external investment management function. For example, in Allied Capital Corp.,3 relief was granted exempting the applicants from, among other provisions, Section 57(a) to permit the consolidation of multiple BDCs and their external investment adviser. After the consolidation transaction (the “Allied Consolidation”), Allied I and Allied II, each of which had elected to be regulated as a BDC under the 1940 Act, Allied Commercial, a real estate investment trust (“REIT”), and Allied Capital Advisers, Inc., the investment adviser to those entities, merged into Allied Capital Lending Corporation (after the consolidation transaction, “ACC”), with ACC operating as an internally managed BDC with two wholly owned BDC subsidiaries going forward.

In the Allied Consolidation, multiple publicly held BDCs combined with a publicly held registered investment adviser. The only material difference in the structure of the Allied Consolidation from the structure of the Proposed Business Combination is that post-Proposed Business Combination, Sierra will indirectly own registered investment advisers. There are safeguards contemplated by the Proposed Business Combination, similar to the Allied Consolidation, to ensure fairness to all of the Consolidating Entities. Similar to the Allied Consolidation, through reliance on independent directors, who were assisted by independent financial advisors and independent counsel, a fair result would be achieved for stockholders of the Consolidating Entities, notwithstanding the participation of management affiliates in the transactions.

In addition, in Tyler Cabot Mortgage Securities Fund. Inc.,4 the SEC granted relief from Section 17(a) to permit a diversified closed-end management investment company (“Tyler Cabot”) to merge into a REIT (“Capstead”). Tyler Cabot and Capstead were Maryland corporations with publicly-traded stock. Relief was required because each was advised by an investment adviser that was a wholly-owned subsidiary of a common parent. Although this transaction did not involve a BDC and did not request relief in connection with an internalization transaction, it is similar to the Proposed Business Combination, as it involved the merger of one closed-end investment entity into another that were both under common control.

3 Allied Capital Corp., et al. (File No. 812-10870), Investment Company Act Release No. 22902 (Dec. 1, 1997) (notice), Investment Company Act Release No. 22941 (Dec. 16, 1997) (order).

4 Tyler Cabot Mortgage Securities Fund. Inc. (File No. 812-7984), Investment Company Act Release No. 19072 (Nov. 2, 1992) (notice), Investment Company Act Release No. 19134 (Dec. 1, 1992) (order).

e.	Legal Arguments

The Combined Company’s increased size, increased portfolio diversity, and its mix of current and capital gain income should all provide increased benefits for stockholders. The Proposed Business Combination should also enable the Combined Company to improve employee recruitment efforts and employee retention. The Proposed Business Combination also would eliminate any perceived conflict between the external adviser and the managed fund.

i.	Relief Pursuant to Section 57(c)

Section 57(c) of the 1940 Act directs the SEC to exempt a transaction from one or more provisions of Sections 57(a)(1) and (2) if all three of the following standards are met:

(i)	the terms of the proposed transaction are reasonable and fair and do not involve overreaching of the BDC or its stockholders on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of the BDC as recited in its filings with the SEC under the 1933 Act and the 1934 Act, and in its reports to stockholders; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

(A)	Reasonable and Fair without Overreaching

The Proposed Business Combination, whereby shares of each of MCC and MDLY will be converted into the right to receive shares of Sierra, would benefit stockholders in a number of ways. As noted above, the Combined Company’s increased size, increased portfolio diversity, and the potential for realizing meaningful accretion to NII, NAV and ROE should provide increased benefits for stockholders.

The Proposed Business Combination should also enable the Combined Company to improve employee recruitment efforts and employee retention. The highly specialized nature of Sierra’s business, the competitiveness of the markets in which Sierra operates, and the skills and the importance of its employees and directors make retention even more critical. Historically, Sierra has not issued any equity-based compensation. In connection with Sierra internalizing its investment management function, Sierra will offer equity-based compensation to its employees and directors. Sierra believes that its ability to offer equity-based compensation to its employees and directors both aligns employee and director interests with stockholder interests and provides a valuable retention tool. The Proposed Business Combination also would eliminate any perceived conflict between the external adviser and the managed fund, as Merger Sub would be wholly owned by the Combined Company, and the Combined Company and Merger Sub are directly or indirectly overseen by the Combined Company Board. For greater detail concerning the benefits of the Proposed Business Combination for stockholders, see the discussion under “The Proposed Business Combination – Reasons of the Proposed Business Combination.”

The involvement of the boards of the Consolidating Entities, including each of the MCC, MDLY and Sierra Special Committees, and the fact that each Special Committee was assisted by its own independent counsel in connection with the Proposed Business Combination and received a fairness opinion from its own independent financial advisor indicate that reasonable steps have been taken to ensure that no overreaching on the part of any person occurs in connection with the Proposed Business Combination. The financial, strategic and other factors considered by each of the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee, as described in the section entitled “Reasons for the Mergers”, led each of the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee to conclude that, as applicable, the MCC Merger Agreement, including the transactions contemplated thereby, and the MDLY Merger Agreement, including the transactions contemplated thereby, including the consideration to be paid, in the case of Sierra, and the consideration to be received, in the case of MCC and MDLY, are reasonable and fair to the unaffiliated stockholders of their respective companies.

The Proposed Business Combination would also be consistent with the stated investment policies of each of the Consolidating Entities, as the Combined Company will continue to pursue the same line of business of MDLY, as well as the line of business represented by the current operations of MCC and Sierra. Following the Proposed Business Combination, the Combined Company will maintain Sierra’s current investment objective, which is to generate current income, and to a lesser extent, long-term capital appreciation by primarily lending to and investing in the debt of privately-owned U.S. middle-market companies. MCC has a similar investment objective and strategies as Sierra. The Combined Company also will continue to pursue the same principal investment strategies as Sierra, which focuses primarily on sourcing investments in private U.S. companies as it seeks to construct a portfolio that generates what it believes to be superior risk adjusted returns, and is centered around three principles including (i) disciplined due diligence of each company’s credit fundamentals; (ii) a detailed and customized structuring process for directly originated investments and (iii) regular and ongoing monitoring of the portfolio and proactive risk management. Ownership of an advisory business is consistent with these investment strategies as it is aligned with the Combined Company’s investment objective to generate current income and, as a wholly owned subsidiary of the Combined Company, the Combined Company is expected to receive dividend income from the advisory businesses, which will inure to the benefit of the Combined Company Stockholders in the form of distributions paid by the Combined Company.

(B)	Consistent with the Policies of the BDC

The Sierra Joint Proxy Statement/Prospectus describes the investment objective and/or strategies of each of the Consolidating Entities and how, if at all, the Proposed Business Combination would affect them, as well as other information pertinent to the Proposed Business Combination. The Proposed Business Combination, if and when effected, would be consistent with public disclosures of each of the Consolidating Entities. In this regard, the investment policy and strategies of the Combined Company would be consistent with the respective investment strategies of Sierra and MCC.

(C)	Consistent with the Purposes of the 1940 Act

The Proposed Business Combination would be consistent with the general purposes of the 1940 Act because none of the conditions enumerated in Section 1(b) thereof are involved. Section l(b)(2) declares it against the public interest when investment companies are: “organized, operated, managed or their portfolio securities are selected” in the interest of, among other things, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. As explained above, the Proposed Business Combination is being proposed to benefit the current as well as future stockholders of the Consolidating Entities, and no entity or individual beyond those entities stands to gain from the Proposed Business Combination (other than to the extent that certain individuals will have employment agreements with the Combined Company) at the expense of such stockholders.5 Indeed, Merger Sub, as the investment adviser to the Combined Company, the entity with respect to which the greatest possibility of overreaching exists, would participate in the Proposed Business Combination on the same basis as the other Consolidating Entities.

The Proposed Business Combination also comports with the policies underlying Rule 17a-8 under the 1940 Act, which, as noted above, exempts “a merger, consolidation or other purchase or sale of substantially all of the assets involving registered investment companies which may be affiliates ... solely by reason of having a common investment adviser, common directors, and/or officers. .. . .” As the SEC noted in the release proposing Rule 17a-8:

When a merger involves investment companies which are affiliated persons exclusively by virtue of having a common investment adviser, directors and/or officers, no person who is responsible for evaluating and approving the terms of the transaction on behalf of the various participating investment companies would have a significant personal financial interest in improperly influencing these terms. . . .Nonetheless, the Commission ... believes that any exemptive rulemaking pertaining to such transactions should be conditioned upon the board of directors, including a majority of specified disinterested directors, of each participating investment company making certain determinations to ensure that the interests of the investment companies and their stockholders regarding such a transaction are not compromised.6

The Combined Company’s ownership of registered investment advisers would be consistent with the general purposes of the 1940 Act. The Combined Company Stockholders would be expected to receive dividend income from the various registered investment advisers, which will inure to the benefit of the Combined Company Stockholders in the form of distributions paid by the Combined Company. In addition, the Mergers will result in the internalization of management of the Combined Company, providing for greater control by the Board of the Combined Company over the provision of investment management services to the Combined Company and closer alignment of interests of Management and the Combined Company Stockholders.

As noted above, each of the boards and Special Committees of the Consolidating Entities, including the Independent Directors, have approved the transaction as being in the best interest of their respective Consolidating Entity.

The Applicants also submit that payment of certain termination fees is consistent with the purposes of the 1940 Act. In that regard, in the event the MCC Merger Agreement is terminated, in accordance with its terms, in certain circumstances (specifically, the failure of the MCC Board to include in the MCC Proxy Statement its recommendation that MCC Stockholders vote in favor of the adoption of the MCC Merger Agreement, a change of the MCC Board’s recommendation and/or the MCC Board’s determination to enter into an agreement with respect to a superior proposal), MCC must pay Sierra a termination fee. Conversely, in the event the MCC Merger Agreement is terminated as a result of the Sierra Board taking the relevant actions described above, Sierra must pay the termination fee to MCC. The amount of the termination fee, and the circumstances in which it may be payable, were negotiated by the respective special committees taking into account market precedent.

The MDLY Merger Agreement includes similar provisions with respect to the potential payment of a termination fee by MDLY or Sierra, as applicable, with certain differences regarding when a MDLY Adverse Recommendation Change may be made and the circumstances in which the termination fee would be payable. As with the MCC Merger Agreement, the amount of the termination fee, and the circumstances in which it may be payable under the MDLY Merger Agreement, were negotiated by the respective special committees taking into account market precedent.

The Applicants submit that the terms of the MCC Merger Agreement providing for a possible payment of a termination fee by MCC or Sierra and in the MDLY Merger Agreement for a possible payment of a termination fee by MDLY or Sierra are consistent with the purposes of the 1940 Act because, in the case of the MCC Merger Agreement, the amount of the termination fee, and the circumstances in which it may be paid, by MCC to Sierra, and by Sierra to MCC, are identical. Similarly, in the case of MDLY Merger Agreement, the amount of the termination fee, and the circumstances in which it may be paid, by MDLY to Sierra, and by Sierra to MDLY, are identical. Moreover, in the case of each of the MCC Merger Agreement and the MDLY Merger Agreement, the amount of the termination fee, and the circumstances in which it may be payable under the MCC Merger Agreement and the MDLY Merger Agreement, as applicable, were negotiated by the respective special committees taking into account market precedent. Accordingly, the participation of MCC and Sierra is not on a basis different from or less advantageous than that of other participants.

5 As described in further detail above under “—The MDLY Merger Agreement—Consideration,” in the MDLY Merger, all holders of shares MDLY Class A Common Stock (other than Dissenting Shares and shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly owned subsidiaries) will have the right to receive (i) 0.3836 shares of Sierra Common Stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, the holders of shares of MDLY Class A Common Stock (other than the current holders of Medley LLC Units) will have the right to receive $0.65 per share of special dividends (or other payments), to the extent and as described more fully above.

6 (Emphasis added). See Investment Company Act Release No. 10886 (Oct. 3, 1979).

ii.	Relief Pursuant to Rule 17d-1(b)

Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent receipt of an order. Rule 17d-1, which generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” was promulgated by the SEC pursuant to Section 17(d) and made applicable to persons subject to Sections 57(b) by Section 57(i), to the extent specified therein. Section 57(i) provides that, until the SEC prescribes rules under Sections 57(a) and (d), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the SEC has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d). In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) or (d) by Section 57(i)), the SEC may grant the requested relief as to any particular joint transaction if it finds that the participation of the registered or controlled company in the joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and is not on a basis different from or less advantageous than that of other participants. The Proposed Business Combination, which encompasses separate, yet related transactions, could be deemed a joint agreement prohibited under Section 57(a)(4) and Rule 17d-1.

The Proposed Business Combination would be consistent with the general purposes of the 1940 Act. Section l(b)(2) of the 1940 Act declares it against the public interest when investment companies are: “organized, operated, managed or their portfolio securities are selected” in the interest of, among other things, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. The Proposed Business Combination is expected to benefit the current as well as future Combined Company Stockholders, and no entity or individual beyond the Consolidating Entities and their respective stockholders stands to gain from the Proposed Business Combination (other than to the extent that certain individuals will have employment agreements with the Combined Company) at the expense of the Combined Company Stockholders.

In addition, the participation of MCC, Sierra and MDLY in the Proposed Business Combination is not on a basis different or less advantageous than that of other participants. Various safeguards were implemented to protect against actual and potential conflicts of interests in light of the fact that the Proposed Business Combination required agreement among Management and three affiliated, separate and distinct public entities, one of which, MDLY, is controlled by Management through majority equity ownership and two of which, Sierra and MCC, are managed by subsidiaries of MDLY. In order to mitigate such conflicts, each of the Sierra Board, the MCC Board, and the MDLY Board formed a special committee, comprised solely of independent directors of each respective board. Each of the Sierra Special Committee, MCC Special Committee and MDLY Special Committee exercised the authority, granted by each respective board, to hire advisors that it deemed appropriate, including in each case its own independent legal counsel and independent financial advisor to, among other things, evaluate and review the terms of the MCC Merger and/or the MDLY Merger, including the termination fees payable thereunder, as applicable, or any alternatives thereto. Moreover, going forward, each participant in the Proposed Business Combination will be part of, or conducting their operations as though they comprise, one company, which will have the potential to enhance the interests of the Combined Company Stockholders while retaining the protections of the 1940 Act.

2.	Section 12(d)(3)

As noted above, as a result of the Proposed Business Combination, the principal difference from the post-transaction structure of the Allied Consolidation is that post-Proposed Business Combination, the Combined Company will own Merger Sub, which, as the successor to MDLY, will be a holding company for the Advisers.

a.	Applicable Law

Section 12(d)(3), made applicable to BDCs by Section 60, generally prohibits BDCs from acquiring any security issued by any person who is a broker, dealer, or a registered investment adviser.

Rule 12d3-1 provides two exemptions from Section 12(d)(3)’s prohibitions. First, paragraph (a) of Rule 12d3-1 permits an investment company to purchase the securities of an issuer (except the securities of its own investment adviser, promoter or principal underwriter or their affiliates), provided that the issuer’s revenues from “securities related activities” in its most recent fiscal year do not exceed 15% of the issuer’s gross revenues. In addition, paragraph (b) of Rule 12d3-1 establishes a separate exemption to permit an investment company to acquire any security of an issuer that derives more than 15% of its gross revenues from securities related activities, provided that, among other things, immediately after the acquisition of an equity or debt security of the issuer: (i) the investment company has not invested more than 5% of the value of its total assets in securities of that issuer and (ii) the investment company owns not more than 5% of the outstanding securities of that class of the issuer’s securities or 10% of the outstanding principal amount of the issuer’s debt securities, as applicable. Subparagraph (d)(1) of Rule 12d3-1 defines “securities related activities” to mean a person’s activities as a broker, dealer, underwriter or registered investment adviser or investment adviser to a registered investment company.

b.	Need for Relief

The Proposed Business Combination could be deemed to violate Section 12(d)(3) because it would result in the Combined Company acquiring indirect 100% ownership interests in the Advisers, each of which will be an issuer that derives more than 15% of its gross revenues from “securities related activities,” in excess of the quantitative limitations set forth in Rule 12d3-1(b). The Proposed Business Combination could be deemed to violate Rule 12d3-1(c)(3) because it would result in the Combined Company acquiring securities issued by an affiliate of its investment adviser. The Advisers are not expected to be broker-dealers that are primarily engaged in the business of underwriting and distributing securities issued by other persons.

c.	Requested Exemptions

The Applicants hereby apply for an order pursuant to Section 6(c) of the 1940 Act exempting the Combined Company from the provisions of Section 12(d)(3) of the 1940 Act to the extent necessary to permit the Combined Company to acquire a 100% ownership interest in Merger Sub, a holding company for the Advisers.

d.	Legal Arguments

The SEC has stated that “[w]hile the reasons for Congress prohibiting investment company investments in securities related businesses are not addressed in much detail in the 1940 Act’s legislative history, it appears that Congress had two purposes. First, Congress wished to limit, at least to some extent, the exposure of registered investment companies to entrepreneurial risks peculiar to securities related businesses.” 7 The SEC further stated that “[a] second purpose of the provision appears to have been to prevent potential conflicts of interest and reciprocal practices.”8 Section 12(d)(3) is one of several provisions of the 1940 Act designed to limit, and in some instances eliminate, interrelationships between investment companies and brokers, dealers, underwriters and investment advisers.9 However, as the SEC acknowledged in the proposing release to Rule 12d3-1, the “evidence indicates that today [Section 12(d)(3)] often prevents investment companies from making investments that may be in the best interests of their shareholders.”10

i.	Avoiding the Entrepreneurial Risks of Securities Related Businesses

The Applicants do not believe that the Combined Company’s ownership of registered investment advisers raise the same type of entrepreneurial risks that may have concerned Congress in enacting Section 12(d)(3). The SEC has stated in regard to the entrepreneurial risks that, “aside from general partnership interests, investments in securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interest and reciprocal practices.”11 The SEC has noted that since 1940 the ownership structure of most securities related issuers has changed from a partnership to a corporate form, resulting in the limited liability status of these entities.12 The SEC has further stated that “[a]side from general partnership interests, investments in securities issued by securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interests and reciprocal practices.”13 To mitigate any lingering concern about the entrepreneurial risk that investing in partnerships presents, the Combined Company will only hold ownership interests in investment advisers organized as corporations or other limited liability entities.

7 Investment Company Act Release No. 13725 (Jan. 17, 1984). See also Stadulis and Levin, SEC Regulation of Investment Company Investments in Securities Related Business under the Investment Company Act of 1940, 2 Villanova J. Law & Investment Management 9 (Spring 2000) for the statement that “[t]he legislative history of the Investment Company Act is virtually silent concerning the intended scope and purpose of section 12(d)(3).”)

8 Continuing, “[t]he provisions of the section generally are intended to prevent … cross-control situations which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers, whether or not these entities are affiliated persons of the companies.” Id.

9 See Investment Company Act Release No. 13725 (Jan. 17, 1984).

10 Id.

11 Continuing, “[i]n 1940, securities related businesses, for the most part, were organized as privately held general partnerships. By investing in such businesses, investment companies exposed themselves to potential losses which were not present in other types of investments; if the business failed, the investment company as a general partner was held accountable for the partnership’s liabilities.” Investment Company Act Release No. 19716 (Sept. 16, 1993).

12 Id.

13 Id.

Congress’ concerns regarding investor exposure to entrepreneurial risk will also be mitigated by disclosure to investors in the Combined Company’s ongoing public filings with the SEC, as such disclosure will describe the fact that the Combined Company’s business includes owning registered investment advisers and will include disclosure of any material risks to investors that result from the ownership of the Advisers. As a result, investors in the Combined Company will be informed of the risks, including entrepreneurial risk, of investing in the Combined Company. Therefore, only persons or entities that explicitly intend and desire to have exposure to investments in investment advisers will purchase shares, or if they are existing investors, choose not to sell their shares, in the Combined Company. Thus, the Applicants believe that the Combined Company’s ownership of the Advisers is consistent with the best interests of the Combined Company Stockholders in that Combined Company Stockholders would be fully aware of the potential exposure to entrepreneurial risk.

ii.	Avoiding Conflicts of Interest and Reciprocal Practices

Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of investment advisers. As with the 1940 Act in general, Section 12(d)(3) was an attempt by the SEC to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies.

For example, the SEC was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.14 It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.15 Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address is what is commonly referred to as “propping.” Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock.

Propping and overreaching should not be a concern in the case of an adviser that is a downstream affiliate of a BDC. Generally, the greater percentage of an investment adviser owned by a company, the less likely it is that a conflict would favor the manager to the detriment of the company, because as the ownership interest increases, the ability of the company to align the investment manager’s interests with its own increases accordingly. By maintaining a 100% ownership interest in Merger Sub, the Combined Company will be able to exercise full oversight and protection of Merger Sub and ensure that its interests align with those of the Combined Company Stockholders. Additionally, the Combined Company will adopt policies and procedures with respect to Merger Sub and the Advisers designed to (1) ensure that the Combined Company and the Advisers are being operated and managed in the best interests of the Combined Company Stockholders and (2) to mitigate conflicts of interest between the Combined Company, the Advisers and any of their clients and to ensure that no one client will be overreached in favor of another client. The advisory personnel employed by any of the Advisers will not be involved in any advisory business activities outside of the Combined Company’s ownership and control.

14 H.R. Doc. No. 707, part I, at 76-77, 75th Cong., 3d Sess. (1938).

15 Id.

The SEC has granted Section 12(d)(3) relief to similarly situated BDCs in the past. In 2012, the SEC issued an order to Ares Capital Corporation (“Ares”), to permit it to own, directly or indirectly, 100% of the outstanding equity interest of, and continue its investment in, Ivy Hill Asset Management, L.P. (“Ivy Hill”), even following such time when Ivy Hill was required to become a registered investment adviser under the Advisers Act.16 Ares, an externally managed, closed-end management investment company that elected to be regulated as a BDC, formed Ivy Hill in 2007, and at the time of the exemptive application, indirectly wholly owned 100% of Ivy Hill’s equity and voting interests.

In 2012, the SEC issued an order to Kohlberg Capital Corporation (“Kohlberg Capital”), an internally managed, closed-end management investment company that elected to be regulated as a BDC, to permit it and its wholly-owned holding companies to continue to hold a greater than 50% equity interest in Katonah Debt Advisors LLC, Trimaran Advisors LLC (collectively, the “KCAP Advisers”), each of which is a direct or indirect wholly-owned portfolio company of Kohlberg Capital, when the KCAP Advisers were required to register as investment advisers under the Advisers Act.17

In 2012, the SEC issued an order to American Capital Ltd. (“American Capital”), a BDC, and American Capital Asset Management LLC (“AC LLC”), a limited liability company wholly owned by American Capital, granting an exemption from the provisions of Section 12(d)(3) at such time when AC LLC and its subsidiaries were required to become registered investment advisers under the Advisers Act.18 AC LLC and its subsidiaries had previously been exempt from registration under the Advisers Act under the “private adviser” exemption. In 2014, the SEC issued another order, amending the 2012 order and extending the relief granted therein to several additional directly or indirectly wholly owned entities that intended to register or had registered as investment advisers under the Advisers Act.19

Similar to these precedents, the Combined Company will indirectly wholly own 100% of the equity and voting interests of the Advisers. Although the ownership will be held through Merger Sub, the Applicants do not believe this distinction is material for purposes limiting entrepreneurial risk, as the entities are all limited liability entities, or for avoiding conflicts of interest, as the Combined Company will still hold a majority interest and be able to align the interests of the Advisers with the interests of the Combined Company Stockholders.

In 2013, the Staff took a no-action position with respect to Main Street Capital Corp.’s ownership of a registered investment adviser (the “Main Street Letter”).20 The reasoning of the request for relief noted by the Staff in that letter is consistent with the arguments set forth above and the proposed structure of the Combined Company. Here, as in the Main Street Letter, the BDC would be the ultimate majority and sole controlling owner of one (or in this case, more than one) registered investment adviser. Indeed, the present scenario is more advantageous to stockholders than the Main Street circumstances. Merger Sub will already have substantial assets under management at the close of the Proposed Business Combination in the form of the existing advisory relationships it has with fund clients, giving stockholders a clear picture of what the advisory business of Merger Sub would look like at the time they are being asked to approve the Proposed Business Combination.

iii.        Consistent with the Purposes of the 1940 Act

As described above, the Applicants believe that none of the dangers underlying the limitations set forth in Section 12(d)(3) are implicated and that the relief provided in the past supports the request for relief being sought here. Specifically, none of the concerns regarding entrepreneurial risks and conflicts of interest are applicable in light of the fact that Merger Sub is not a general partnership and will be wholly-owned by the Combined Company, which, and Section 12(d)(3), will ultimately inure to the benefit of the Combined Company Stockholders. As a result, the Applicants believe that the requested relief is appropriate and in the public interest, consistent with the protection of investors and consistent with the purposes of the 1940 Act and Section 12(d)(3).

16 Ares Capital Corporation, et al., Investment Company Act Release No. 30024 (Mar. 20, 2012).

17 Kohlberg Capital Corporation, et al., Investment Company Act Release No. 30011 (Mar. 27, 2012).

18 American Capital Ltd., et al., Investment Company Act Release No. 30010 (Mar. 27, 2012).

19 American Capital Ltd., et al., Investment Company Act Release No. 31191 (July 29, 2014).

20 Main Street Capital Corporation, SEC Staff No-Action Letter (Nov. 7, 2013).

e.	Conclusion

The Applicants believe the Combined Company’s proposed ownership of Merger Sub, which will be a holding company for a number of revenue-generating registered investment advisers, does not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate. The Applicants believe that the standards set forth in Section 6(c) have been met.

IV.             APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested relief will be subject to the following conditions.

1. The Proposed Business Combination will not be consummated unless it has been approved by the holders of a majority of outstanding Sierra Common Stock and MCC Common Stock, and the holders of a majority of the voting power of the outstanding shares of MDLY Common Stock as of the MDLY Record Date.

2. The Proposed Business Combination will not be consummated unless the New Investment Advisory Agreement has been approved by a majority of the holders of (1) the outstanding shares of Sierra Common Stock and (2) the outstanding shares of Sierra Common Stock held by persons who are not affiliated persons of Sierra. For this condition, the vote of holders of a “majority,” as defined in the 1940 Act, means the vote of the holders of the lesser of (1) 67% or more of the outstanding shares of Sierra Common Stock present or represented by proxy at the Sierra Special Meeting if the holders of more than 50% of the shares of Sierra Common Stock are present or represented by proxy or (2) more than 50% of the outstanding shares of Sierra Common Stock.

3. In connection with MCC Stockholder Approval of the MCC Merger, shares of MCC Common Stock that are deemed to be controlled by Management will be voted in the same manner and proportion as the shares of MCC Common Stock voted by the unaffiliated MCC Stockholders (i.e. “echo-voted”).

4. The Combined Company will at all times own and hold all the outstanding voting and equity interests in Merger Sub, which will, in turn, hold at all times the voting and equity interests in Medley LLC.

5. The Combined Company will not dispose of the voting or equity interests of an Adviser if, as a result, the Combined Company would own, directly or indirectly, less than 50 percent of the outstanding voting and equity interests of that Adviser unless the Combined Company disposes of all of its interests in the Adviser.

6. The Combined Company Board will review at least annually the investment management business of the Combined Company and the Advisers in order to determine whether the benefits derived by the Combined Company warrant the continuation of the ownership by the Combined Company of any Adviser and, if appropriate, will approve (by at least a majority of the Independent Directors) at least annually, such continuation.

V.             PROCEDURAL MATTERS

A.	Communications

The address of each of the Applicants is

280 Park Ave., 6th Floor East

New York, NY 10017

and the persons to whom Applicants wish any questions regarding this Application to be directed are Mr. John Fredericks, Esq., at such address, and

Steven B. Boehm, Esquire

Payam Siadatpour, Esquire
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

B.	Authorizations

On the following dates, and pursuant to applicable law, the board of directors of each Consolidating Entity by resolution expressly delegated authority to that Consolidating Entity’s officers to execute this Application: Sierra Income Corp. (November 6, 2018), Medley Capital Corporation (October 29, 2018), Medley Management Inc. (October 29, 2018), and Sierra Management, Inc. (November 6, 2018). In addition, on such dates the filing of this Application was specifically authorized by resolution of each respective board of directors. A copy of each such resolution is attached to this Application as Exhibits A, B, C and D, respectively.

All requirements necessary to authorize the person signing and filing this Application on behalf of each Applicant to do so have been complied with.

Applicants have caused this Third Amended and Restated Application to be duly signed on their behalf, in the City of New York, New York on the 15th day of February 2019.

SIERRA INCOME CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY MANAGEMENT INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer

SIERRA MANAGEMENT, INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

SOF ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

STRF ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY CAPITAL LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MOF II MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MOF III MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MEDLEY SMA ADVISORS LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MCOF MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MEDLEY (ASPECT) MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated February 15, 2019, for and on behalf of Sierra Income Corporation, Medley Capital Corporation, Medley Management Inc., Sierra Management, Inc., MCC Advisors LLC, SOF Advisors LLC, STRF Advisors LLC, Medley Capital LLC, MOF II Management LLC, MOF III Management LLC, Medley SMA Advisors LLC, MCOF Management LLC, and Medley (Aspect) Management LLC; that he holds the office with such entity as indicated below and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SIERRA INCOME CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY MANAGEMENT INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer

SIERRA MANAGEMENT, INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

SOF ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

STRF ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY CAPITAL LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MOF II MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MOF III MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MEDLEY SMA ADVISORS LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MCOF MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MEDLEY (ASPECT) MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

Exhibit A

Resolutions of the Board of Sierra Income Corporation

WHEREAS, the Board has previously (i) approved the acquisition of MCC by the Company as contemplated by the MCC Merger Agreement, in which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into the Company, with the Company as the surviving company in the MCC Merger; and (ii) contemporaneously with the MCC Merger Agreement, the Company, MDLY, and Merger Sub entered into the MDLY Merger Agreement pursuant to which MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger;

WHEREAS, certain joint transactions contemplated by the Mergers may require exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC;

WHEREAS, each of the MCC Merger Agreement and the MDLY Merger Agreement are conditioned on the SEC granting an exemptive order to the Company, MCC, and MDLY from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement and thereafter for the Combined Company to operate as an internally managed BDC (the “Joint Transactions Order”) that must be in full force and effect as of the Effective Time;

WHEREAS, the Special Committee has reviewed and approved, and recommended that the Board approve, the exemptive application (the “Joint Transactions Exemptive Application”) for the Joint Transactions Order; and

WHEREAS, the Board has reviewed the Joint Transactions Exemptive Application, a copy of which was provided to the Board.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Joint Transactions Exemptive Application, in substantially the form provided in the Board meeting materials;

FURTHER RESOLVED, that the Board hereby directs that the Authorized Officers submit the Joint Transactions Exemptive Application to the SEC for the Joint Transactions Order pursuant to the 1940 Act allowing the consummation of the joint transactions contemplated by the Mergers;

FURTHER RESOLVED, that the Authorized Officers be, and each hereby is, authorized for and on behalf of the Company to prepare, execute and file with the SEC pursuant to the 1940 Act one or more applications for the Joint Transactions Order and any amendments thereto that such officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Mergers and that the form or any amendment or supplements thereto will be as approved by the Authorized Officers of the Company executing the same, the approval by the Company of such Authorized Officers to be evidenced conclusively by their execution of the same;

FURTHER RESOLVED, that the Authorized Officers be, and each of them herby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

A-1

Exhibit B

Resolutions of the Board of Medley Capital Corporation

WHEREAS, the Board previously approved the MCC Merger Agreement pursuant to which the Company will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger;

WHEREAS, contemporaneously with the MCC Merger Agreement, Sierra, MDLY, and Merger Sub entered into the MDLY Merger Agreement pursuant to which MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger;

WHEREAS, certain transactions contemplated by the Mergers require exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC; and

WHEREAS, each of the MCC Merger Agreement and the MDLY Merger Agreement are conditioned on the SEC granting an exemptive order to the Company, Sierra, and MDLY from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement and thereafter for the Combined Company to operate as an internally managed BDC (the “Order”) that must be in full force and effect as of the closing of the Mergers (the “Effective Time”).

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Exemptive Application, in substantially the form provided in the Board meeting materials and authorizes the filing thereof with the SEC and any amendments, modifications or supplements thereto;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, Chief Compliance Officer and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

B-1

 Exhibit C

Resolutions of the Board of Medley Management Inc.

WHEREAS, the Board previously approved the MDLY Merger Agreement pursuant to which MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger;

WHEREAS, contemporaneously with the MDLY Merger Agreement, Sierra and MCC entered into the MCC Merger Agreement pursuant to which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger;

WHEREAS, certain transactions contemplated by the Mergers require exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC;

WHEREAS, each of the MCC Merger Agreement and the MDLY Merger Agreement are conditioned on the SEC granting an exemptive order to the Company, Sierra, and MCC from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement and thereafter for the Combined Company to operate as an internally managed BDC (the “Order”) that must be in full force and effect as of the closing of the Mergers (the “Effective Time”); and

WHEREAS, the Board has reviewed the exemptive application (the “Exemptive Application”) for the Order, a copy of which was provided to the Board.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Exemptive Application, in substantially the form provided in the Board meeting materials and authorizes the filing thereof with the SEC and any amendments, modifications or supplements thereto;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Co-Chief Executive Officer, President, Chief Financial Officer, General Counsel and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

C-1

Exhibit D

Resolutions of the Board of Sierra Management, Inc.

WHEREAS, the Board hereby (i) determined that the Agreement and Plan of Merger (the “MDLY Merger Agreement”) by and between Sierra Income Corporation, a Maryland corporation (“Sierra”), the Company, and Sierra Management, Inc., a Delaware corporation and a wholly owned subsidiary of Sierra, pursuant to which the Company will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the merger (the “MDLY Merger”) and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, the Company and its sole stockholder; (ii) recommended that Sierra, as the Company’s sole stockholder, adopt the MDLY Merger Agreement and approve the MDLY Merger; and (iii) authorized and approved the MDLY Merger substantially upon the terms and conditions set forth in the MDLY Merger Agreement;

WHEREAS, the Company’s sole stockholder previously authorized and approved the MDLY Merger and the other transactions contemplated by the MDLY Merger Agreement in all respects;

WHEREAS, contemporaneously with the MDLY Merger Agreement, Sierra and Medley Capital Corporation, a Delaware corporation (“MCC”), entered into the Agreement and Plan of Merger (the “MCC Merger Agreement”) pursuant to which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company (the “Combined Company”) in the merger (the “MCC Merger” together with the MDLY Merger, the “Mergers”);

WHEREAS, certain joint transactions contemplated by the Mergers may require exemptive relief from certain provisions of the Investment Company Act of 1940 (the “1940 Act”), which relief must be obtained from the SEC;

WHEREAS, each of the MCC Merger Agreement and the MDLY Merger Agreement are conditioned on the SEC granting an exemptive order to the Company, Sierra, and MCC from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement and thereafter for the Combined Company to operate as an internally managed BDC (the “Order”) that must be in full force and effect as of the closing of the Mergers (the “Effective Time”); and

WHEREAS, the Board has reviewed the exemptive application (the “Exemptive Application”) for the Order, a copy of which was provided to the Board.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Exemptive Application, in substantially the form provided in the Board meeting materials;

D-1

FURTHER RESOLVED, that the Board hereby directs that the Authorized Officers submit the Exemptive Application to the SEC for the Order pursuant to the 1940 Act allowing the consummation of the joint transactions contemplated by the Mergers;

FURTHER RESOLVED, that the Authorized Officers be, and each hereby are, authorized for and on behalf of the Company to prepare, execute and file the Exemptive Application with the SEC pursuant to the 1940 Act for the Order and any amendments thereto that such officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Mergers and that the form or any amendment or supplements thereto will be as approved by the Authorized Officers of the Company executing the same, the approval by the Company of such Authorized Officers to be evidenced conclusively by their execution of the same;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

D-2

APPENDIX A

Simplified Structure before the Completion of the Mergers

Simplified Structure Following the Completion of the Mergers

Appendix A-1

Appendix B

August 9, 2018

Special Committee of the Board of Directors

of Sierra Income Corporation
c/o Sullivan & Worcester LLP

1666 K Street NW

Washington, D.C. 20006

Ladies and Gentlemen:

We understand that Sierra Income Corporation (“SIC”) proposes to enter into (i) an Agreement and Plan of Merger with Medley Capital Corporation (“MCC”) (the “MCC Agreement”) and (ii) an Agreement and Plan of Merger with Medley Management Inc. (“MDLY”) and a subsidiary of SIC (“Merger Sub”) (the “MDLY Agreement” and, together with the MCC Agreement, the “Agreements”). The MCC Agreement provides, among other things, that SIC will acquire MCC for shares of SIC common stock, par value $0.001 per share (the “SIC Common Stock”), and the MDLY Agreement provides, among other things, that SIC will acquire MDLY for a combination of cash and shares of SIC Common Stock (collectively, the “Transactions”).

Pursuant to the MCC Agreement, MCC will merge with and into SIC, with SIC surviving the merger, and each issued and outstanding share of MCC Common Stock, par value $0.001 per share (the “MCC Common Stock”) (other than such shares owned by SIC or by any wholly owned subsidiary of MCC or SIC) will be converted into the right to receive 0.805 shares of SIC Common Stock (the “MCC Consideration”). Pursuant to the MDLY Agreement, MDLY will merge with and into Merger Sub, with Merger Sub surviving the merger, and (i) each issued and outstanding share of MDLY Class A Common Stock, par value $0.01 per share (the “MDLY Common Stock”) (other than such shares owned by SIC or by any wholly owned subsidiary of MDLY or SIC) will be converted into the right to receive (1) 0.3836 shares of SIC Common Stock, (2) cash in an amount equal to $3.44 per such share and (3) a per-share dividend adjustment amount more fully described in a formula set forth in the MDLY Agreement (the “MDLY Consideration”) and (ii) each issued and outstanding share of MDLY Class B Common Stock, par value $0.01 per share, will be canceled. The MCC Consideration and the MDLY Consideration are collectively referred to herein as the “Total Consideration”. The terms and conditions of the Transactions are more fully set forth in the Agreements.

You have asked for our opinion as to whether the Total Consideration to be paid and issued by SIC in the Transactions, considered as a whole and not in separate parts, is fair to SIC from a financial point of view.

Appendix B-1

Special Committee of the Board of Directors

of Sierra Income Corporation

August 9, 2018

In connection with the opinion set forth herein, we have:

1.	Reviewed certain audited and unaudited financial information, and other business and operating data, regarding SIC, MCC and MDLY;
2.	Reviewed certain financial projections relating to MCC (the “MCC Projections”) prepared by the management of MDLY, which manages MCC, and discussed with the management of MDLY its assessment as to the relative likelihood of achieving the MCC Projections;
3.	Reviewed certain financial projections relating to MDLY prepared by the management of MDLY (the “MDLY Projections”) and discussed with the management of MDLY its assessment as to the relative likelihood of achieving the MDLY Projections;
4.	Reviewed certain financial projections relating to SIC (the “SIC Projections”) prepared by the management of MDLY, which manages SIC, and discussed with the management of MDLY its assessment as to the relative likelihood of achieving the SIC Projections;
5.	Discussed the past and current business, operations, financial condition and prospects of each of MCC and MDLY with members of senior management of MDLY, and discussed the past and current business, operations, financial condition and prospects of SIC, including after giving effect to the Transactions and the strategic and financial benefits anticipated by the management of MDLY to result therefrom, with members of senior management of MDLY;
6.	Reviewed the recent stock price performance of the MDLY Common Stock and a comparison with the stock price performance of certain other comparable companies, the securities of which are publicly traded;
7.	Reviewed the recent stock price performance of the MCC Common Stock and a comparison with the average and median trading prices of certain business development companies that are, in our judgment, comparable in certain respects to MCC, and the securities of which are publicly traded;
8.	Reviewed the anticipated pro forma impact of the Transactions on SIC’s net interest income, net asset value and financial ratios;
9.	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
10.	Compared the financial performance of MCC and MDLY and the prices and trading activity of the MCC Common Stock and the MDLY Common Stock with that of certain other publicly traded companies comparable in certain respects with MCC and MDLY, respectively, and their securities;

Appendix B-2

Special Committee of the Board of Directors

of Sierra Income Corporation

August 9, 2018

11.	Reviewed the Tax Receivable Agreement, dated September 23, 2014, between MDLY and the holders of units in Medley LLC (the “TRA”), and the proposed treatment of the TRA under the Agreements;
12.	Reviewed drafts of the Agreements, each dated August 9, 2018 (the “Draft Agreements”) and certain related documents; and
13.	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by SIC, MCC or MDLY, and that formed a substantial basis for this opinion. We have further relied upon assurances of the management of MDLY, which also manages SIC and MCC, that they are not aware of any facts or circumstances that would make such information inaccurate or misleading and that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of SIC, MCC or MDLY since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to SIC, MCC or MDLY, respectively, made available to us by the SIC, MCC or MDLY.

We have assumed with your consent that:

1.	The final executed Agreements will not differ in any respect material to our analysis or this opinion from the Draft Agreements;
2.	The MCC Projections and the MDLY Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of MDLY, which manages MCC, of the future financial performance of each of MCC and MDLY on a standalone basis, respectively;
3.	The SIC Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of MDLY, which manages SIC, of the future financial performance of SIC on a standalone basis and following the acquisition of MCC and MDLY, respectively;
4.	The Transactions will be consummated in accordance with the terms set forth in the Agreements without any waiver, amendment or delay of any terms or conditions in any manner that would be material to our opinion;
5.	The revenues and earnings projected in the SIC Projections (and, following the Transactions, the revenues and earnings projected in the MCC Projections and the MDLY Projections) will be realized in the amounts and at the times projected in all respects material to our analysis;

Appendix B-3

Special Committee of the Board of Directors

of Sierra Income Corporation

August 9, 2018

6.	The Transactions will not result in the assumption or other acquisition of any tax, regulatory or other liabilities (including liabilities of MCC and MDLY and their respective subsidiaries) beyond those provided for in the Agreements, the realization of which liabilities provided for in the Agreements we assume with your consent would not have a material impact on the value of SIC, and the rate of taxation applied to certain earnings of SIC included in the SIC Projections and the rate of taxation applicable to MDLY included in the MDLY projections will be experienced as projected following consummation of the Transactions;
7.	In connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Transactions, no delays, limitations, conditions (including any required divestitures) or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Transactions;
8.	The representations and warranties of SIC, MCC and MDLY contained in the Agreements are accurate and complete in all respects material to our analysis; and
9.	The Transactions will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We have further advised you of the following several important factors and assumptions that underlie our opinion expressed herein, the first four of which form the bases for important parts of the analysis we have used in reaching the opinion expressed herein, and we would be unable to deliver this opinion were any of these factors or assumptions to be incorrect in any material respect:

1.	First, it is our view that, were the shares of SIC Common Stock to be listed and traded on a national securities exchange, such shares, on a fully distributed basis, would trade at a substantial discount to SIC’s net asset value.
2.	Second, we have assumed with your consent that SIC and its affiliates (including MDLY), pro forma for the Transactions, would, absent the tax relief afforded by the cancellation of and transfer of benefits under the TRA, pay taxes in the full amounts and at the times projected by the management of MDLY and that the taxes resulting from the results of operations of MDLY in each year in which tax benefits are available under the TRA would be in excess of the tax benefits afforded by the TRA.
3.	Third, we have assumed with your consent that MDLY, following its acquisition by SIC, will be treated as a portfolio investment of SIC for accounting purposes and that MDLY’s financial results will not be consolidated into the financial statements of SIC.

Appendix B-4

Special Committee of the Board of Directors

of Sierra Income Corporation

August 9, 2018

4.	Fourth, we have assumed with your consent that the United States Securities and Exchange Commission (the “SEC”) will grant exemptive relief consistent with that addressed in the Eversheds Sutherland memorandum to the SEC dated July 5, 2018 without qualification or modification to the Transactions.
5.	Finally, with your consent, we have considered the fairness of the Total Consideration to be paid on an aggregate basis, including the combined amount of the MDLY Consideration and the MCC Consideration to be paid to the stockholders of MDLY and MCC, respectively. We are not expressing any opinion as to the fairness to SIC of the portion of the Total Consideration to be paid to each of the stockholders of MDLY and the stockholders of MCC on separate bases. Furthermore, we are not expressing any opinion as to the relative proportion of cash and shares of SIC Common Stock constituting the MDLY Consideration.

We are not legal, tax, accounting, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessments of SIC and its legal, tax, accounting, and regulatory advisors with respect to legal, tax, accounting, and regulatory matters.

We have not made any independent valuation or appraisal of SIC, MCC, MDLY or their respective assets or liabilities, we have not relied upon any such valuations or appraisals furnished to us, and this opinion does not constitute or imply any particular valuation of SIC. In arriving at our opinion, we have not conducted a physical inspection of SIC, MCC, MDLY or their respective assets. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Without limiting the generality of the foregoing, this opinion does not in any manner address the prices at which the SIC Common Stock will trade after the announcement or consummation of the Transactions or at any other time.

We have acted as financial advisor to the Special Committee of the Board of Directors of SIC in connection with the Transactions and will receive a fee for rendering this opinion and a fee for our services, which fee for our services was previously paid. In addition, SIC has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In the two years prior to the date hereof, we have not provided services to SIC or MCC, but we have provided financial advisory services to MDLY as disclosed in the engagement letter between Broadhaven Securities LLC and the Special Committee of the Board of Directors of SIC dated July 2, 2018 (the “Engagement Letter”). We may seek to provide financial advisory and other services to SIC or MDLY in the future and would expect to receive fees for rendering those services.

Appendix B-5

Special Committee of the Board of Directors

of Sierra Income Corporation

August 9, 2018

This opinion has been approved by a committee of Broadhaven Capital Partners in accordance with our customary practice. This opinion does not constitute a recommendation as to how any stockholder of SIC, MCC or MDLY should vote with respect to the Transactions or any other matter. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision by SIC to proceed with or effect the Transactions or the likelihood of consummation of the Transactions. Furthermore, we have not given any advice as to, nor does our opinion in any way address, the fairness of the Transactions to any other person or entity, including but not limited to MDLY or its stockholders. Our opinion does not address the relative merits of the Transactions as compared to any other transaction or business strategy in which SIC might engage. This opinion does not address the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transactions, or any such class of persons, relative to the Total Consideration. This opinion is for the information of the Special Committee of the Board of Directors of SIC only and, subject to the terms and conditions of the Engagement Letter, this opinion may not be used for any other purpose, quoted or referred to orally or in writing, or reproduced or disseminated, by SIC or its agents, without our prior written consent, except that a copy of this opinion may be included in its entirety and, subject to Broadhaven’s prior review and approval (not to be unreasonably withheld or delayed), any summary of, or other description of, this opinion may be included, if required by applicable law or the rules and regulations of any applicable stock exchange, in any filing made by SIC in respect of the Transactions with the SEC or such exchange.

Based on and subject to the foregoing, including the various assumptions, limitations and qualifications set forth herein, we are of the opinion that, as of the date hereof, the Total Consideration to be paid and issued by SIC in the Transactions, considered as a whole and not in separate parts, is fair to SIC from a financial point of view.

Very truly yours, /s/ Broadhaven Capital Partners Broadhaven Capital Partners

Appendix B-6

Appendix C

August 9, 2018

Special Committee of the Board of Directors

Medley Capital Corporation

280 Park Avenue, 6th Floor East

New York, NY 10017

Ladies and Gentlemen:

Medley Capital Corporation (the “Company”) and Sierra Income Corporation (“SIC”) are proposing to enter into an Agreement and Plan of Merger (the “MCC Agreement”) pursuant to which the Company will merge with and into SIC, with SIC being the surviving corporation (the “MCC Merger”). In addition, contemporaneously with the execution of the MCC Agreement, SIC, its wholly-owned subsidiary, Sierra Management Inc. (“Merger Sub”), and Medley Management Inc. (“MDLY”) are proposing to enter into a separate Agreement and Plan of Merger (the “MDLY Agreement” and, together with the MCC Agreement, the “Agreements”) pursuant to which MDLY will merge with and into Merger Sub, with Merger Sub being the surviving corporation (the “MDLY Merger” and, together with the MCC Merger, the “Transaction”). The Agreements provide that the closing of each of the MCC Merger and MDLY Merger is conditioned upon the closing of the other. Pursuant to the terms of the MCC Agreement, at the Effective Time, each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, excluding certain shares of Company Common Stock as specified in the MCC Agreement, will be converted into the right to receive 0.8050 of a share of common stock (“SIC Common Stock”), par value $0.001 per share, of SIC(the “Merger Consideration”). Capitalized terms used herein without definition have the meanings assigned to them in the MCC Agreement. The terms and conditions of the Transaction are more fully set forth in the Agreements. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock (other than SIC, MDLY and their respective affiliates).

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) the MCC Agreement, dated August 9, 2018, and the MDLY Agreement, dated August 9, 2018; (ii) certain publicly available financial statements and other historical financial information of the Company, SIC and MDLY that we deemed relevant; (iii) certain financial projections for the Company, SIC and MDLY for the calendar years 2018 and 2019 and estimated net asset values of the Company and SIC, all as provided by the senior management of MDLY (which is the parent of the investment advisers that externally manage and advise the Company and SIC); (iv) the pro forma financial impact of the Transaction on SIC and also with respect to certain financial metrics of the Company, based on certain assumptions relating to cost savings, purchase accounting adjustments, transaction expenses and tax benefits, as provided by the senior management of MDLY; (v) the publicly reported historical price and trading activity for Company Common Stock; (vi) a comparison of certain financial information for the Company and SIC with similar companies for which information is publicly available; (vii) the financial terms of certain recent business combinations in the business development company industry, to the extent publicly available; (viii) the current market environment generally and the business development company industry environment in particular; and (ix) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of MDLY and its representatives the respective businesses, financial condition, results of operations and prospects of the Company, SIC and MDLY.

Appendix C-1

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by the Company, SIC, MDLY or their respective representatives or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We further have relied on the assurances of the senior management of MDLY that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company, SIC, MDLY or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans or other investments of the Company or SIC. We have not reviewed any individual credit files relating to the Company or SIC.

In preparing its analyses, Sandler O’Neill used certain financial projections for the Company, SIC and MDLY for the calendar years 2018 and 2019 and estimated net asset values of the Company and SIC, all as provided by the senior management of MDLY. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to cost savings, purchase accounting adjustments, transaction expenses and tax benefits, as provided by the senior management of MDLY. With respect to the foregoing information, the senior management of MDLY confirmed to us that such information reflected the best currently available estimates and judgments of such senior management as to the future financial performance of the Company, SIC and MDLY and the other matters covered thereby. We assumed that the future financial performance reflected in all of the foregoing information used by Sandler O’Neill would be achieved, and we express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, businesses or prospects of the Company, SIC or MDLY since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that the Company, SIC and MDLY will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreements will comply in all material respects with all material terms and conditions of the Agreements and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, SIC or the benefits contemplated by the Transaction or any related transaction, (iii) the Transaction and any related transactions (including, without limitation, the acquisition by MDLY of all of the outstanding units of its subsidiary Medley LLC not already owned by MDLY, the termination by MDLY of its existing tax receivables agreement and the final dividend to be paid by MCC pursuant to the MCC Agreement) will be consummated in accordance with the terms of the Agreements without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Transaction will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice that the Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Transaction and the other transactions contemplated by the Agreements. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of Company Common Stock or SIC Common Stock at any time or what the value of SIC Common Stock will be once it is actually received by the holders of Company Common Stock.

Appendix C-2

We have acted as the financial advisor to the Special Committee of the Board of Directors of the Company in connection with the MCC Merger and will receive a fee for our services, the substantial portion of which fee is contingent upon consummation of the MCC Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the transaction fee becoming payable to us upon closing of the MCC Merger. The Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction with the Company from other parties. We have not provided any other investment banking services to the Company, SIC or MDLY in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to the Company, SIC, MDLY and their respective affiliates. We may also actively trade the equity and debt securities of the Company, MDLY and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Special Committee of the Board of Directors of the Company (in its capacity as such) in connection with its consideration of the MCC Agreement and the MCC Merger and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the MCC Agreement and the MCC Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock (other than SIC, MDLY and their respective affiliates) and does not address the underlying business decision of the Company to engage in the MCC Merger, the form or structure of the Transaction or any other transactions contemplated in the Agreements, the relative merits of the Transaction as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Transaction by any officer, director or employee of the Company or SIC, or any class of such persons, if any, relative to the compensation to be received in the MCC Merger by any other shareholder. We further express no opinion as to the fairness of the consideration to be paid by SIC in connection with the MDLY Merger (including, without limitation, the relative fairness of such consideration and the Merger Consideration) or any term or aspect of the new investment advisory agreement to be entered into by SIC, which is to be effective as of the Effective Time. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the MCC Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Company Common Stock (other than SIC, MDLY and their respective affiliates) from a financial point of view.

Very truly yours,

Appendix C-3

Appendix D

745 Seventh Avenue New York, NY 10019 United States

CONFIDENTIAL

August 9, 2018

Special Committee of the Board of Directors of Medley Management Inc.

280 Park Avenue

6th Floor East

New York, NY 10017

Ladies and Gentlemen:

We understand that Medley Management Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Sierra Income Corporation (“SIC”) and Medley Capital Corporation (“MCC”) (together, the “Counterparties”), pursuant to which (a) MCC will merge with and into SIC, with SIC as the surviving company (the “Merger”); (b) simultaneously, the Company will merge with and into Sierra Management, Inc., a Delaware corporation and wholly-owned subsidiary of SIC (“Merger Sub”); and (c) each share of Class A Common Stock, par value $0.01 per share, of the Company (the “Company Shares”), issued and outstanding (other than Company Shares owned by SIC or any wholly-owned subsidiary of SIC or the Company and any dissenting shares) held by Public Stockholders (as defined below) shall (x) be entitled to receive two special dividends totaling $0.65 payable in connection with the Merger and (y) be converted into the right to receive (i) $3.44, (ii) 0.3836 shares of the common stock, par value $0.001 per share, of SIC (the “SIC Shares”) and (iii) certain shortfall amounts in the event the special dividends are not paid in full ((x) and (y), collectively, the “Consideration”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger by and among the Company, SIC and Merger Sub dated as of August 9, 2018 (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Special Committee of the Board of Directors of the Company (the “Special Committee”) to render our opinion with respect to the fairness, from a financial point of view, to the non-management holders of Company Shares (the “Public Stockholders”) of the Consideration to be offered to such stockholders in connection with the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any of the parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the Public Stockholders in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

Appendix D-1

745 Seventh Avenue New York, NY 10019 United States

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of August 9, 2018, and the specific terms of the Proposed Transaction; (2) a draft of the Agreement and Plan of Merger by and among MCC and SIC dated as of August 9, 2018; (3) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2018 and June 30, 2018; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company and financial projections of the Company prepared by management of the Company (the “Company Projections”); (5) financial and operating information with respect to the business, operations and prospects of MCC and SIC, including financial projections of each of MCC and SIC prepared by management of the Company as investment advisor and manager of MCC and SIC, respectively (the “Counterparties’ Projections”, and together with the Company Projections, the “Projections”); (6) pro forma financial projections for SIC after giving effect to the Proposed Transaction, including cost savings, operating synergies and other strategic benefits prepared by the management of the Company (“Proforma Projections”); (7) a trading history of the Company Shares from September 24, 2014 to August 8, 2018 and a trading history of the MCC Shares from September 24, 2014 to August 8, 2018; (8) a comparison of the historical dividend performance of the Company with those of the Counterparties; (9) a comparison of the historical financial results and present and projected financial condition of the Company with those of other asset management companies (“AMCs”) that we deemed relevant; (10) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions involving AMCs that we deemed relevant; (11) a comparison of the pro forma market position of SIC following the Proposed Transaction with those of other business development companies that we deemed relevant; (12) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company; (13) information provided to us by the Company and its advisors with respect to the results of previous efforts by the Company and its advisors to solicit indications of interest from third parties with respect to a sale of the Company; (14) the Investment Advisory Agreement between SIC Advisors LLC (an affiliate of the Company) and SIC, dated April 5, 2012; and (15) the Investment Management Agreement between MCC Advisors LLC (an affiliate of the Company) and MCC, dated January 19, 2011. In addition, we have had discussions with the management of the Company, including in its capacity as investment advisor and manager of MCC and SIC, respectively, concerning the business, operations, assets, financial condition and prospects of each of the Company, MCC and SIC and of SIC individually and on a pro forma basis and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections and the Proforma Projections, upon the advice of management of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of each of the Company and of SIC on a pro forma basis, including as to the amount and timing of synergies expected to be realized. We have also assumed that each will perform substantially in accordance with such projections. With respect to the Counterparties’ Projections, upon the advice of management of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company and of its subsidiary that is the investment advisor and manager of MCC and SIC, respectively, as to the future financial performance of each of MCC and SIC. We have also assumed that each will perform substantially in accordance with such projections. Pursuant to the Special Committee’s instructions, we have relied on and utilized the Projections and Proforma Projections in connection with our analysis and our opinion. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which the Company Shares would trade following the announcement of the Proposed Transaction or prices at which SIC Shares would trade following consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the SIC Shares to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of common stock of the Company owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

Appendix D-2

745 Seventh Avenue New York, NY 10019 United States

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the Public Stockholders in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Special Committee in connection with the Proposed Transaction and will receive fees for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company and the Counterparties in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. However, in the past two years, we have not performed any investment banking or financial services for the Company or the Counterparties for which we have earned fees.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses, including investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and the Counterparties for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Special Committee and, to the extent determined by the Special Committee, the Board of Directors of the Company and is rendered to the Special Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any Public Stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc. BARCLAYS CAPITAL INC.

Appendix D-3

Appendix E

PERSONAL AND CONFIDENTIAL

August 9, 2018

Board of Directors
Medley Management Inc.
280 Park Avenue

6th Floor East
New York, NY 10017

Gentlemen:

Attached is our opinion letter, dated August 9, 2018 (“Opinion Letter”), with respect to the fairness from a financial point of view to the holders (other than Sierra Income Corporation (“SIC”), Medley Capital Corporation and any of their respective affiliates, the holders of Units (as defined therein), the holders of the Medley Restricted Units (as defined therein) and the holders of the MDLY RSUs (as defined therein)) of the outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Medley Management Inc. (the “Company”) of the Consideration (as defined therein) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of August 9, 2018, by and among the Company, SIC and Sierra Management, Inc., a wholly owned subsidiary of SIC.

The Opinion Letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Appendix E-1

PERSONAL AND CONFIDENTIAL

August 9, 2018

Board of Directors

Medley Management Inc.

280 Park Avenue

6th Floor East

New York, NY 10017

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Sierra Income Corporation (“SIC”), Medley Capital Corporation (“MCC”) and any of their respective affiliates, the holders of Units (as defined below), the holders of the Medley Restricted Units (as defined below) (the “Restricted Unitholders”) and the holders of the MDLY RSUs (as defined below)) of the outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Medley Management Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of August 9, 2018 (the “Company Merger Agreement”), by and among the Company, SIC and Sierra Management, Inc., a wholly owned subsidiary of SIC (“Merger Sub”). The Company Merger Agreement provides that (A) at the Effective Time, the Company will merge with and into Merger Sub, with Merger Sub as the surviving company (the “Surviving Company”) and a direct wholly owned subsidiary of SIC (the “Company Merger”), (B) contemporaneously with the execution of the Company Merger Agreement, SIC and Medley Capital Corporation (“MCC”) have entered into a merger agreement (the “MCC Merger Agreement”) pursuant to which MCC will merge with and into SIC, with SIC as the surviving company in the merger (the “MCC Merger”) and each share of common stock, par value $0.01 per share (the “MCC Common Stock”), of MCC will be converted into the right to receive 0.805 shares of common stock, par value $0.001 per share (the “SIC Common Stock”), of SIC, (C) prior to the Closing, (i) Medley LLC will distribute as a special dividend to the holders of issued and outstanding limited liability company interests of Medley LLC (“Units”) an amount equal to the lesser of (x) $0.35 per Unit of Medley LLC and (y) the maximum dividend per Unit that Medley LLC may make based on its available cash at the time of such declaration (the “Medley LLC Special Dividend”) and (ii) the Company will distribute as a special dividend to the holders of record of the Shares an amount equal to the lesser of (x) $0.35 per Share and (y) the maximum dividend per Share that the Company may make based on its available cash at the time of such declaration (the “Company Special Dividend”; together with the Medley LLC Special Dividend, the “First Special Dividend”), (D) the Company will distribute to each holder of a restricted stock unit of the Company (the “MDLY RSUs”) a dividend equivalent right in an amount equal to the First Special Dividend (the “Dividend Equivalent Right”), (E) prior to the Closing and subsequent to the payment of the First Special Dividend, the Company will distribute as a special dividend to the holders of record of the Shares an amount equal to the lesser of (x) $0.30 per Share and (y) the maximum dividend per Share that the Company may make based on its available cash at the time of such declaration (the “Second Special Dividend” and taken in the aggregate with the First Special Dividend and the Dividend Equivalent Right, the “Special Dividends”), (F) immediately prior to Closing and subsequent to the payment of the Second Special Dividend, each Unit held by members of Medley LLC (other than the Company), including Units resulting from the lapsing of restrictions on the restricted Units (the “Medley Restricted Units”) immediately prior to the Effective Time, will be converted into one Share (the “MDLY LLC Exchange”) pursuant to an exchange agreement (the “MDLY LLC Exchange Agreement”; together with the Company Merger Agreement and the MCC Merger Agreement, the “Agreements”), (G) at the Effective Time, each share of Class B common stock, par value $0.01 per share, of the Company (other than Dissenting Shares) will be cancelled and will cease to exist and no consideration will be delivered in exchange therefor, (H) at the Effective Time, each Share (other than (i) Shares owned by the Company, SIC or any wholly-owned subsidiary of the Company or SIC and (ii) Dissenting Shares), including Shares issued in the MDLY LLC Exchange immediately prior to Closing and the Shares issued upon the lapsing of restrictions on outstanding MDLY RSUs held by non-management directors, will be converted into the right to receive (v) 0.3836 shares of SIC Common Stock (the “Stock Consideration”), (w) an amount equal to $3.44 per Share (the “Cash Consideration), (x) in the event the Company Special Dividend is less than $0.35 per Share, each holder entitled to receive the Company Special Dividend or Dividend Equivalent Right, as the case may be, will receive an amount per Share or MDLY RSU, as the case may be, equal to the difference between $0.35 and the amount of the Company Special Dividend (the “Company Special Dividend Adjustment Amount”), (y) in the event the Medley LLC Special Dividend is less than $0.35 per Share, each holder entitled to receive the Medley LLC Special Dividend will receive an amount per Share equal to the difference between $0.35 and the amount of the Medley LLC Special Dividend (the “Medley LLC Special Dividend Adjustment Amount”), and (z) in the event the Second Special Dividend is less than $0.30 per Share, each holder entitled to receive the Second Special Dividend will receive an amount per Share equal to the difference between $0.30 and the amount of the Second Special Dividend (the “Second Special Dividend Adjustment Amount”; together with the Company Special Dividend Adjustment Amount, the Stock Consideration and the Cash Consideration, the “Merger Consideration”), and (I) at the Effective Time, each MDLY RSU (other than those held by non-management directors) will be converted into the right to receive 0.8532 SIC RSUs. The aggregate of the Merger Consideration, the First Special Dividend and the Second Special Dividend is herein referred to as the “Consideration”. All capitalized terms used but not defined herein shall have the respective meanings set forth in the Company Merger Agreement.

Appendix E-2

Board of Directors

Medley Management Inc.

August 9, 2018

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, SIC, MCC, Medley LLC and any of their respective affiliates and third parties, including funds advised by the Company and affiliates of Restricted Unitholders, or any currency or commodity that may be involved in the transactions contemplated by the Agreements (the “Transactions”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, all of which are contingent upon consummation of the Transactions, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide financial advisory and/or underwriting services to the Company, SIC, MCC, Medley LLC, the Surviving Company, funds advised by the Company, affiliates of Restricted Unitholders and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreements; Annual Reports on Form 10-K of the Company for the four years ended December 31, 2017; the Registration Statement on Form S-1, including the prospectus contained therein dated September 15, 2014, relating to the initial public offering of the Shares; Annual Reports on Form 10-K of SIC for the five years ended December 31, 2017; Annual Reports on Form 10-K of MCC for the five fiscal years ended September 30, 2017; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, SIC and MCC; certain other communications from the Company, SIC and MCC to their respective stockholders; certain publicly available research analyst reports for the Company, SIC and MCC; unaudited financial statements for the Company for the three month period ended March 31, 2018 and the six month period ended June 30, 2018; unaudited financial statements for SIC for the three month period ended March 31, 2018 and the six month period ended June 30, 2018; unaudited financial statements for MCC for the three month period ended March 31, 2018 and the six month period ended June 30, 2018; certain internal financial analyses and forecasts for the Company, SIC stand alone and pro forma for consummation of the Transactions and MCC, in each case prepared by the management of the Company and approved for our use by the Company (the “Forecasts”); and certain operating synergies projected by the management of the Company to result from the Transactions, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of the Company, SIC and MCC; reviewed the reported price and trading activity for the Shares and MCC Common Stock; compared certain financial and stock market information for the Company and MCC and certain financial information for SIC with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the alternative asset management industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

Appendix E-3

Board of Directors

Medley Management Inc.

August 9, 2018

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, SIC, MCC, the Surviving Company or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company, SIC, MCC or the Surviving Company or on the expected benefits of the Transactions in any way meaningful to our analysis. We have assumed that the Transactions will be consummated on the terms set forth in the Agreements, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than SIC, MCC and any of their respective affiliates, the holders of Units, the holders of Medley Restricted Units and the holders of MDLY RSUs) of the Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Company Merger Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreements or Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreements or entered into or amended in connection with the Transactions, including, any allocation of the Consideration or of the aggregate consideration, including the Special Dividends, payable to all holders of Shares pursuant to the Company Merger Agreement, the MCC Merger, the MDLY LLC Exchange or the transactions contemplated thereby, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Consideration to be paid to the holders (other than SIC, MCC and any of their respective affiliates, the holders of Units, the holders of Medley Restricted Units and the holders of MDLY RSUs) of the Shares pursuant to the Company Merger Agreement or otherwise. We are not expressing any opinion as to the prices at which the SIC Common Stock will trade at any time, the impact of the Transactions on the solvency or viability of the Company, SIC, MCC, Medley LLC or the Surviving Company or the ability of the Company, SIC, MCC, Medley LLC or the Surviving Company to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Company Merger and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Company Merger or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than SIC, MCC and any of their respective affiliates, the holders of Units, the holders of Medley Restricted Units and the holders of MDLY RSUs) of the Shares pursuant to the Company Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC

(GOLDMAN SACHS & CO. LLC)

Appendix E-4